                                                      File No. 333-01201
                                                      40 Act File No. 811-2271


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.  Exact name of Trust:     NUVEEN TAX-FREE UNIT TRUST, SERIES 853
                             (formerly filed as Nuveen Tax-Exempt Unit Trust,
                             Series 840)

B.  Name of Depositor:       JOHN NUVEEN & CO. INCORPORATED

C.  Complete address of Depositor's principal executive offices:

                             333 West Wacker Drive
                             Chicago, Illinois  60606

D.  Name and complete address of agents for service:

                             JOHN NUVEEN & CO. INCORPORATED
                             Attn:  James J. Wesolowski
                             333 West Wacker Drive
                             Chicago, Illinois 60606

                             CHAPMAN AND CUTLER
                             Attn:  Eric F. Fess
                             111 West Monroe Street
                             Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

-----
-----    immediately upon filing pursuant to paragraph (b)

-----
-----    on (date) pursuant to paragraph (b)

-----
-----    60 days after filing pursuant to paragraph (a)

-----
-----    on (date) pursuant to paragraph (a) of rule 485 or 486

E. Title and amount of securities being registered: An indefinite number of Units as permitted by Rule 24f-2.

F. Proposed maximum offering price to the public of the securities being registered: Not presently determinable.

G.  Amount of filing fee:  $500 in accordance with Rule 24f-2.*

H.  Approximate date of proposed sale to the public:

    As soon as practicable after the effective date of the Registration
    Statement.

*Previously Paid
______
          Check box if it is proposed that this filing will become effective
  X       on 03/22/96 at 1:30 p.m. pursuant to Rule 487.
______

                 NUVEEN TAX-FREE UNIT TRUST, SERIES 853

                             Cross-Reference Sheet

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction 1 as
                           to Prospectus on Form S-6)


FORM N-8B-2                                      FORM S-6
ITEM NUMBER                                      HEADING IN PROSPECTUS

    I.   ORGANIZATION AND GENERAL INFORMATION

1.  (a)  Name of trust                    )   Prospectus Part-A Cover Page
    (b)  Title of securities issued       )

2.  Name and address of Depositor         )   Information About the Sponsor

3.  Name and address of Trustee           )   Information About the Trustee

4.  Name and address of principal         )   Information About the Sponsor
    Underwriter                           )

5.  Organization of trust                 )   What Is The Nuveen Tax-Free
                                          )   Unit Trust?

6.  Execution and termination of          )   What Is The Nuveen Tax-Free
    Trust Agreement                       )   Unit Trust?
                                          )   Information About the Trustee
                                          )   Other Information

7.  Changes of Name                                    *

8.  Fiscal Year

9.  Litigation

    II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST
10. General Information regarding         )   Summary of Portfolios
    trust's securities                    )   Why and How are the Bonds
                                              Insured?
                                              When Are Distributions
                                              Made to Unitholders?
                                          )   Ownership and Transfer of Units
                                          )   How Units May Be Redeemed
                                              Without Charge
                                          )   How Bonds May Be Removed From
                                          )   The Trusts
                                          )   Information About the Trustee
                                          )   Information About the Sponsor
                                          )   Other Information

                                          )   What Is The Tax Status of
                                          )   Unitholders?

11. Type of securities comprising         )   What Is The Nuveen Tax-Free
    units                                 )   Unit Trust?
                                          )   Summary of Portfolios
                                          )   Composition of Trusts
                                          )   What Are The Objectives Of
                                          )   The Trusts?
                                              Why and How are the Bonds
                                              Insured?

12. Certain information regarding         )   *
    periodic payment certificates         )

13. (a)Load, fees, expenses, etc.         )   Part A - Essential Information
                                          )   How Is The Public Offering Price
                                          )   Determined?
                                          )   Market For Units
                                          )   What Is Accrued Interest?
                                          )   What Are Estimated Long Term
                                          )   Return And Estimated Current
                                          )   Return?
                                          )   How Was The Price Of The Bonds
                                          )   Determined At The Date of Deposit?
                                          )   What Are Normal Trust Operating
                                          )   Expenses?
                                          )   Summary of Portfolios
                                          )   When Are Distributions Made
                                          )   To Unitholders?
                                          )   How Detailed Are Reports To
                                              Unitholders?

    (b)Certain information regarding      )   *
       periodic payment certificates      )


    (c)Certain percentages                )   How Is the Public Offering Price
                                          )   Determined?
                                          )   Market For Units
                                          )   What Are Estimated Long Term
                                          )   Return And Estimated Current
                                          )   Return?
                                          )   How Was The Price of the Bonds
                                          )   Determined At The Date of Deposit?
                                          )   What is Accrued Interest?

    (d)Certain other fees, etc.           )   How Was The Price Of The Bonds
       payable by holders                 )   Determined At The Date of Deposit?
                                          )   What Are Normal Trust Operating
                                          )   Expenses?
                                          )   Ownership and Transfer of Units

    (e)Certain profits receivable         )   Composition of Trusts
       by depositor, principal under-     )
       writer, trustee or affiliated      )   How Units May Be Purchased By
       persons                            )   The Sponsor

    (f)Ratio of annual charges
       to income                                *

14. Issuance of trust's securities        )   Summary of Portfolios
                                          )   When Are Distributions Made
                                          )   To Unitholders?
                                          )   Ownership and Transfer of Units
                                          )   How Units May Be Redeemed
                                          )   Without Charge

15. Receipt and handling of payments      )   *
    from purchasers                       )

16. Acquisition and Disposition of        )   What Is The Nuveen Tax-Free
    Underlying Securities                 )   Unit Trust?
                                          )   Summary of Portfolios
                                          )   Composition of Trusts
                                          )   Why and How are the Bonds
                                              Insured?
                                          )   How Units May Be Redeemed
                                              Without Charge
                                          )   How Bonds May Be Removed From
                                          )   The Trusts
                                          )   Other Information

17. Withdrawal or redemption              )   Market For Units
                                          )   How Units May Be Redeemed
                                          )   Without Charge
                                          )   How Units May Be Purchased By
                                          )   The Sponsor

18. (a)Receipt and disposition of income  )   Summary of Portfolios
                                          )   When Are  Distributions
                                              Made To Unitholders?
                                          )   How Detailed Are Reports To
                                          )   Unitholders?

    (b)Reinvestment of distributions      )   Accumulation Plan

    (c)Reserves or special funds          )   Summary of Portfolios
                                          )   When Are Distributions
                                          )   Made To Unitholders?

    (d)Schedule of distributions          )   *

19. Records, accounts and reports         )   When Are Distributions Made
                                          )   To Unitholders?
                                          )   How Detailed Are Reports To
                                          )   Unitholders?

20. Certain miscellaneous provisions of   )   Information About the Trustee
    Trust Agreement                       )   Information About the Sponsor
                                          )   Other Information

21. Loans to security holders             )   *

22. Limitations on liability              )   Summary of Portfolios
                                          )   Composition of Trusts
                                          )   Information About The Trustee

23. Bond arrangements                     )   *

24. Other material provisions of Trust    )   *
    Agreement.                            )

    III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25. Organization of Depositor             )   Information About the Sponsor

26. Fees received by Depositor            )   *

27. Business of Depositor                 )   Information About the Sponsor

28. Certain information as to officials   )  *
    and affiliated persons of Depositor   )

29. Voting Securities of Depositor        )   Information About the Sponsor

30. Persons controlling Depositor         )
                                          )
31. Payments by Depositor for certain     )
    services rendered to trust            )
                                          )   *
32. Payments by Depositor for certain     )
    other services rendered to trust      )
                                          )
33. Remuneration of employees of Depositor)
    for certain services rendered to trust)
                                          )
34. Remuneration of other persons for     )
    certain services rendered to trust    )

    IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

35. Distribution of trust's securities by )
    states                                )
                                          )   *
36. Suspension of sales of trust's        )
    securities                            )
                                          )
37. Revocation of authority to distribute )

38. (a)Method of distribution             )
                                          )
    (b)Underwriting agreements            )   How Units of The Trusts Are
                                          )   Distributed To The Public
    (c)Selling agreements                 )

39. (a)Organization of principal          )
         underwriter                      )
                                          )   Information About The Sponsor
    (b)NASD membership of principal       )
         underwriter                      )

40. Certain fees received by principal    )   *
    underwriter


41. (a)Business of principal underwriter  )
                                          )
    (b)Branch offices of principal under- )    *
       writer                             )
                                          )
    (c)Salesmen of principal underwriter  )

42. Ownership of trust's securities by    )   *
    certain persons                       )
                                          )
43. Certain brokerage commissions received)   *
    by principal underwriter              )

44. (a)Method of valuation                )   Part A - Essential Information
                                          )   How Is The Public Offering Price
                                          )   Determined?
                                          )   How Was The Price Of The Bonds
                                          )   Determined At The Date of Deposit?
                                          )   What Are Normal Trust Operating
                                          )   Expenses?


    (b)Schedule as to offering price      )   *

    (c)Variation in offering price to     )   How Is the Public Offering Price
       certain persons                    )   Determined?
                                          )   What Is Accrued Interest?
                                          )   How Was The Price Of The Bonds
                                          )   Determined At The Date of Deposit?

45. Suspension of redemption rights       )   *

46. (a)Redemption valuation               )   Unit Value and Evaluation
                                          )   How Units May Be Redeemed
                                          )   Without Charge
                                          )   How Units May Be Purchased By
                                          )   The Sponsor

    (b)Schedule as to redemption price    )   *

47. Maintenance of position in underlying )   How Is the Public Offering Price
    securities                            )   Determined?
                                          )   How Units May Be Purchased By
                                          )   The Sponsor

    V.   INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Organization and regulation of Trustee)   Information About The Trustee

49. Fees and expenses of Trustee          )   Part A - Essential Information
                                          )   What Are Normal Trust Operating
                                          )   Expenses?

50. Trustee's lien                        )   What Are Normal Trust Operating
                                          )   Expenses?
                                          )   When Are Distributions Made
                                          )   To Unitholders?

    VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Insurance of holders of trust's       )   *
    securities                            )

                        VII.  POLICY OF REGISTRANT

52. (a)Provisions of trust agreement with )   What Are Normal Trust Operating
       respect to selection or elimination)   Expenses?
       of underlying securities           )   How Units May Be Redeemed With-
                                          )   out Charge
                                          )   How Bonds May Be Removed From
                                          )   The Trusts

    (b)Transactions involving elimination )   *
       of underlying securities           )

    (c)Policy regarding substitution or   )   Summary of Portfolio
       elimination of underlying          )   Composition of Trusts
       securities                         )   How Bonds May Be Removed From
                                          )   The Trusts

    (d)Fundamental policy not otherwise   )   *
       covered                            )

53. Tax status of trust                   )   What Is The Tax Status Of
                                          )   Unitholders?

    VIII. FINANCIAL AND STATISTICAL INFORMATION

54. Trust's securities during last ten years)   *

55.)                                      )   *
56.)Certain information regarding         )
57.)periodic payment certificates         )
58.)                                      )

__________

*Inapplicable, omitted, answer negative or not required.

                                 MARCH 22, 1996
                             SUBJECT TO COMPLETION

                                           A

NUVEEN               NUVEEN MARYLAND TRADITIONAL TRUST 313
                    (NUVEEN TAX-FREE UNIT TRUSTS SERIES 853)


                                                CUSIP NUMBERS:

                                                   Monthly:           67102E 311
                                                   Quarterly:         67102E 329
                                                   Semi-Annually:     67102E 337


             PROSPECTUS--PART A (SPECIFIC TERMS) -- MARCH 22, 1996
 THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE
                                   PART B OF
  THE NUVEEN TAX-EXEMPT UNIT TRUSTS PROSPECTUS, TO WHICH SUCH REFERENCE HEREIN
                           APPLIES. ANY REFERENCE TO
   "NUVEEN TAX-EXEMPT UNIT TRUSTS" IN PART B SHALL BE AMENDED TO READ "NUVEEN
                             TAX-FREE UNIT TRUSTS."
     BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.



    Maryland Traditional Trust 313 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Maryland, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Maryland state and local income taxes to the extent indicated below.

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

    The Portfolio of the Trust consists of 6 obligations issued by entities located in Maryland and one obligation issued by an entity located in the District of Columbia. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:



     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         2         Electrical System Revenue                      30   %
         1         General Obligations                            15
         1         Health Care Facility Revenue                   15
         1         Transportation Facility Revenue                15
         1         Miscellaneous Revenue                          15
         1         Water and/or Sewer Revenue                     10



    Approximately 25.0% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 23.5% of the aggregate offering price of the Bonds) are original issue discount bonds. See "RISK FACTORS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.


    The Trust is considered to be concentrated in Bonds of Electrical System Revenue Issuers whose revenues are subject to certain risks including increased competition, reduction in future demand and environmental considerations. For a discussion of the risks associated with investments in the bonds of various issuers, see "RISK FACTORS" in Part B of this Prospectus. Certain of the Bonds may be insured by a commercial insurer, see "Schedule of Investments" and "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus.



                             ESSENTIAL INFORMATION
              REGARDING THE NUVEEN MARYLAND TRADITIONAL TRUST 313
        ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, MARCH 21, 1996

          Sponsor and Evaluator........ John Nuveen & Co. Incorporated
          Trustee...................... The Chase Manhattan Bank, N.A.
                ------------------------------------------------

The  income, expense and distribution data  set forth below have been calculated
for  Unitholders  receiving  monthly,  quarterly  or  semi-annual   distribution
options.


Principal Amount of Bonds in Trust..................  $     3,000,000
Number of Units.....................................           30,000
Fractional Undivided Interest in Trust Per Unit.....         1/30,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     2,845,150
    Divided by Number of Units......................  $         94.84
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          4.89
    Public Offering Price Per Unit(1)...............  $         99.73
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         94.38
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         94.84
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.35
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          4.89
Average Maturity of Bonds in the Trust(2)...........       26.6 years


----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                                     1 of 7

                                                  MONTHLY        QUARTERLY      SEMI-ANNUAL
                                                -----------     -----------     -----------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............         $5.4688         $5.4688        $5.4688
      Less Estimated Annual Expense........          $.2370          $.2050         $.1860
                                                -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................         $5.2318         $5.2638        $5.2828
  Daily Rate of Accrual Per Unit...........         $.01453         $.01462        $.01467
  ESTIMATED CURRENT RETURN(5)..............            5.25%           5.28%          5.30 %
  ESTIMATED LONG TERM RETURN(5)............            5.29%           5.33%          5.35 %
  Trustee's Annual Fees(6).................         $1.4695         $1.1495        $0.9595
Date of Deposit.....................................................................................March 22, 1996
Settlement Date.....................................................................................March 27, 1996
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee.........................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Organizational Expenses(7).......................................................$.02933 per Unit
----------


The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(1) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.)


(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Average Maturity of Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.

(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" Bonds, Stripped Obligations or other original issue discount Bonds. (See "RISK FACTORS" in Part B of this Prospectus.)

(4) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(5) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(6) Each Trustee annual fee is per $1,000 principal amount of the underlying Bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(7) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statements, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "WHAT ARE NORMAL TRUST OPERATING EXPENSES?" in Part B of this Prospectus and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                                     2 of 7

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                          NORMAL
                                                                                                      DISTRIBUTIONS
                                                         1996                          1997              PER YEAR
----------------------------------------------------------------------------------------------------  --------------
Record Date*..........................        5/1            8/1           11/1            2/1
Distribution Date.....................       5/15           8/15          11/15           2/15
--------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .5666(1)                                                  $  5.2318
                                                            --------$.4359 every month--------
Quarterly Distribution Plan...........  $   .5666(1)   $  1.3158(2)   $  1.3158      $  1.3158        $  5.2638
Semi-Annual Distribution Plan.........  $   .5666(1)                  $  2.6406(3)                    $  5.2828
--------------------------------------------------------------------------------------------------------------------


_*_ Record Dates for  semi-annual distributions are  May 1 and  November 1;  for quarterly  distributions, they are February 1,  May 1, August 1 and November
    1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.

(1)_ The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.

(2)_ Regular 3-month distribution.

(3) Regular 6-month distribution.

                                     3 of 7

                             MARYLAND RISK FACTORS

    The financial condition of the State of Maryland is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations.

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The State's economic base is diversified, consisting of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. The State has a relatively high wage labor market which has resulted in the State's business sector becoming more vulnerable to competitive pressures.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

    The State of Maryland currently maintains a "triple A" bond rating from Standard & Poor's and Moody's on its general obligation indebtedness.

    Further information concerning  Maryland risk factors  may be obtained  upon
written   or  telephonic  request   to  the  Trustee   as  described  in  "OTHER
INFORMATION--Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the State of Maryland, its political subdivisions and authorities and, provided the interest thereon is exempt from State income taxes by the laws or treaties of the United States, obligations issued by or on behalf of the United States' territories or possessions, including Puerto Rico, Guam and the Virgin Islands, their political subdivisions and authorities (the "Maryland Bonds").

    In the opinion of Venable, Baetjer and Howard, special counsel for the Trust for Maryland tax matters, under existing law:

        For Maryland state and local income tax purposes, the Trust will not be taxable as an association, and the income of the Trust will be treated as the income of the Unitholders.

        For Maryland state and local tax purposes, interest on the Maryland Bonds which is exempt from Maryland state and local income tax when received by the Trust, and which would be exempt from Maryland state and local income tax if received directly by a Unitholder, will retain its status as tax-exempt interest when received by the Trust and distributed to the Unitholders.

        Interest derived from the Trust by a Unitholder with respect to the Maryland Bonds will not be subject to Maryland state or local income taxes; provided that interest or profit derived from the Trust by a financial institution, as defined in Section 8-101(c) of the Tax-General Article of the Annotated Code of Maryland, will be subject to the Maryland state franchise tax on financial institutions, except to the extent such interest is expressly exempt from the Maryland state franchise tax by the statutes which authorize the issuance of such Maryland Bonds (See Section 8-204 of the Tax General Article of the Annotated Code of Maryland).

        A Unitholder will not be subject to Maryland state or local income tax with respect to gain realized when Maryland Bonds held in the Trust are sold, redeemed, or paid at maturity, except with respect to gain realized upon a sale, redemption or payment at maturity of such Maryland Bonds as are issued by or on behalf of United States territories or possessions, their political subdivisions and authorities; such gain will equal the proceeds of sale, redemption or payment, less the tax basis of the Maryland Bonds (adjusted to reflect (a) the amortization of Bond premium or discount, and (b) the deposit in the Trust after the Unitholder's settlement date of Maryland Bonds with accrued interest).

        Although the matter is not free from doubt, gain realized by a Unitholder from the redemption, sale or other disposition of a Trust Unit
    (i) will be subject to Maryland state income tax except in the case of individual Unitholders who are not Maryland residents, and (ii) will be subject to Maryland local income tax in the case of individual Unitholders who are Maryland residents.

        If interest on indebtedness incurred or continued by a Unitholder to purchase Units in the Trust is not deductible for Federal income tax purposes, it will also be nondeductible for Maryland state income tax purposes and, if applicable, local income tax purposes.

        Trust Units will be subject to Maryland inheritance and estate tax only if held by Maryland residents. Neither the Maryland Bonds nor the Trust Units will be subject to Maryland personal property tax, sales tax or use tax.

                                     4 of 7

                     NUVEEN MARYLAND TRADITIONAL TRUST 313
                    (NUVEEN TAX-FREE UNIT TRUST SERIES 853)
         SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, MARCH 22, 1996



                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
  Principal        by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   450,000      Washington Metropolitan Area Transit Authority      2004 at 102        AAA         Aaa     $       424,715
                   (District of Columbia), Gross Revenue Transit
                   Refunding Bonds, Series 1993, 5.25% Due
                   7/1/14. (FGIC Insured.)
    450,000     * Maryland Health and Higher Educational             2006 at 102        AAA         Aaa             427,730
                   Facilities Authority, Parking Revenue Bonds,
                   The Johns Hopkins Medical Institutions
                   Parking Facilities Issue, Series 1996, 5.50%
                   Due 7/1/26. (When issued.) (AMBAC Insured.)
    450,000      Anne Arundel County, Maryland, General              2006 at 101        AA+         Aa              400,122
                   Obligation Bonds, Consolidated Water and
                   Sewer Series, 1996, 5.00% Due 9/1/24.
                   (Original issue discount bonds delivered on
                   or about March 20, 1996 at a price of 93.528%
                   of principal amount.)
    450,000      Anne Arundel County, Maryland, Pollution            2004 at 102         A          A2              453,357
                   Control Revenue Refunding Bonds (Baltimore
                   Gas and Electric Company Project), Series
                   1994, 6.00% Due 4/1/24.
    300,000      City of Baltimore, Maryland (Mayor and City      No Optional Call      AAA         Aaa             268,719
                   Council of Baltimore), Project and Refunding
                   Revenue Bonds (Water Projects), Series
                   1994-A, 5.00% Due 7/1/24. (Original issue
                   discount bonds delivered on or about February
                   24, 1994 at a price of 94.055% of principal
                   amount.)(FGIC Insured.)
    450,000     * Montgomery County, Maryland, Pollution Control     2004 at 102         A          A1              414,954
                   Revenue Refunding Bonds (Potomac Electric
                   Project), 1994 Series, 5.375% Due 2/15/24.
    450,000      City of Takoma Park, Maryland, Hospital             2005 at 102        AAA         Aaa             455,553
                   Facilities Refunding and Improvement Revenue
                   Bonds (Washington Adventist Hospital), Series
                   1995, 6.00% Due 9/1/21. (FSA Insured.)
-----------                                                                                                 ---------------
$ 3,000,000                                                                                                 $     2,845,150
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------



*_ These Bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery date is March 28, 1996. Contracts relating to Bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 30% of the aggregate principal amount of the Trust. (See "COMPOSITION OF TRUSTS" in Part B of this Prospectus.)


------------

    (1) The Sponsor's contracts to purchase Bonds were entered into during the period from March 19, 1996 to March 21, 1996. Other information regarding the Bonds in the Trust on the Date of Deposit is as follows:


                                                                        ANNUAL
                                                           PROFIT      INTEREST
                                              COST TO     (OR LOSS)    INCOME TO    BID PRICE
                   TRUST                      SPONSOR    TO SPONSOR      TRUST      OF BONDS
  ----------------------------------------  -----------  -----------  -----------  -----------
  MARYLAND TRADITIONAL TRUST 313..........  $ 2,830,974  $   14,176   $  164,063   $ 2,831,275



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .46%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.


    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "COMPOSITION OF TRUSTS", "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "RISK FACTORS" in Part B of this Prospectus.

    (3) Certain of the Bonds in a Traditional Trust, as insured by an Insurer, may be rated AAA by Standard & Poor's and/or Aaa by Moody's. The insurance on such Bonds guarantees the payment of interest and principal on such Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     5 of 7

                             Statement of Condition


                     NUVEEN MARYLAND TRADITIONAL TRUST 313



                    (Nuveen Tax-Free Unit Trust, Series 853)



                              AS OF MARCH 22, 1996



    TRUST PROPERTY
Sponsor's contracts to purchase Tax-Free Bonds,
  backed by an irrevocable letter of
  credit(1)(2)....................................  $    2,845,150
Accrued interest to March 22, 1996 on underlying
  Bonds(1)........................................          28,333
Organizational costs(3)...........................           4,400
                                                    --------------
            Total.................................  $    2,877,883
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to March 22, 1996 on
     underlying Bonds(4)..........................  $       28,333
    Accrued organizational costs(3)...............           4,400
                                                    --------------
            Total.................................  $       32,733
                                                    --------------
                                                    --------------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest
     outstanding (30,000)
      Cost to investors(5)........................  $    2,991,732
        Less: Gross underwriting commission(6)....        (146,582)
                                                    --------------
    Net amount applicable to investors............  $    2,845,150
                                                    --------------
            Total.................................  $    2,877,883
                                                    --------------
                                                    --------------


------------

(1) Represented by contracts to purchase Tax-Exempt Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on certain of the Bonds in a Traditional Trust may have been obtained by the issuers of such Bonds. Such insurance, if any, does not guarantee the market value of the Bonds or the value of the Units. Both the bid and the offering prices of the underlying Bonds and of the Units may include value attributable to such policies of insurance, if any.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational costs which will be deferred and amortized over five years from the Date of Deposit.

(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     6 of 7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF MARYLAND TRADITIONAL TRUST 313:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Maryland Traditional Trust 313 (contained in Nuveen Tax-Free Unit Trust, Series
853), as of March 22, 1996. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Maryland Traditional Trust 313 as of March 22, 1996, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois,
March 22, 1996.


                                     7 of 7

                                 MARCH 22, 1996
                             SUBJECT TO COMPLETION

                                           A

NUVEEN               NUVEEN MASSACHUSETTS INSURED TRUST 134
                    (NUVEEN TAX-FREE UNIT TRUSTS SERIES 853)

                                                CUSIP NUMBERS:

                                                   Monthly:           670947 613
                                                   Quarterly:         670947 621
                                                   Semi-Annually:     670947 639


             PROSPECTUS--PART A (SPECIFIC TERMS) -- MARCH 22, 1996
 THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE
                                   PART B OF
  THE NUVEEN TAX-EXEMPT UNIT TRUSTS PROSPECTUS, TO WHICH SUCH REFERENCE HEREIN
                           APPLIES. ANY REFERENCE TO
   "NUVEEN TAX-EXEMPT UNIT TRUSTS" IN PART B SHALL BE AMENDED TO READ "NUVEEN
                             TAX-FREE UNIT TRUSTS."
     BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.



    Massachusetts Insured Trust 134 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Massachusetts, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Massachusetts income tax, to the extent indicated below.

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

    The Portfolio of the Trust consists of 6 obligations issued by entities located in Massachusetts and one obligation issued by an entity located in the Territory of Puerto Rico. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:



     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         3         General Obligations                            41   %
         2         Health Care Facility Revenue                   29
         1         Water and/or Sewer Revenue                     15
         1         College and University Revenue                 14



    Approximately 14.9% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 13.6% of the aggregate offering price of the Bonds) are original issue discount bonds. See "RISK FACTORS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.

    All of the Bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the Bonds in the Trust have received a rating of "Aaa" by Moody's and both the Bonds in the Trust and the Units of the Trust have received a rating of "AAA" by Standard & Poor's.

    The Trust is considered to be concentrated in Bonds of Health Care Facility Revenue Issuers whose revenues are subject to certain risks including increased governmental regulation, fluctuating occupancy levels and increased competition. For a discussion of the risks associated with investments in the bonds of various issuers, see "RISK FACTORS" in Part B of this Prospectus.


                             ESSENTIAL INFORMATION
              REGARDING THE NUVEEN MASSACHUSETTS INSURED TRUST 134
        ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, MARCH 21, 1996

          Sponsor and Evaluator........ John Nuveen & Co. Incorporated
          Trustee...................... The Chase Manhattan Bank, N.A.
                ------------------------------------------------

The  income, expense and distribution data  set forth below have been calculated
for  Unitholders  receiving  monthly,  quarterly  or  semi-annual   distribution
options.


Principal Amount of Bonds in Trust..................  $     3,500,000
Number of Units.....................................           35,000
Fractional Undivided Interest in Trust Per Unit.....         1/35,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     3,279,643
    Divided by Number of Units......................  $         93.70
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          4.83
    Public Offering Price Per Unit(1)...............  $         98.53
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         93.22
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         93.70
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.31
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          4.83
Average Maturity of Bonds in the Trust(2)...........       26.9 years


----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                                     1 of 7

                                                  MONTHLY        QUARTERLY      SEMI-ANNUAL
                                                -----------     -----------     -----------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............         $5.4293         $5.4293        $5.4293
      Less Estimated Annual Expense........          $.2394          $.2074         $.1884
                                                -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................         $5.1899         $5.2219        $5.2409
  Daily Rate of Accrual Per Unit...........         $.01441         $.01450        $.01455
  ESTIMATED CURRENT RETURN(5)..............            5.27%           5.30%          5.32 %
  ESTIMATED LONG TERM RETURN(5)............            5.35%           5.38%          5.40 %
  Trustee's Annual Fees(6).................         $1.5383         $1.2183        $1.0283
Date of Deposit.....................................................................................March 22, 1996
Settlement Date.....................................................................................March 27, 1996
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee.........................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Organizational Expenses(7).......................................................$.02857 per Unit
----------


The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(1) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.)


(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Average Maturity of Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.

(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" Bonds, Stripped Obligations or other original issue discount Bonds. (See "RISK FACTORS" in Part B of this Prospectus.)

(4) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(5) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(6) Each Trustee annual fee is per $1,000 principal amount of the underlying Bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(7) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statements, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "WHAT ARE NORMAL TRUST OPERATING EXPENSES?" in Part B of this Prospectus and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                                     2 of 7

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                          NORMAL
                                                                                                      DISTRIBUTIONS
                                                         1996                          1997              PER YEAR
----------------------------------------------------------------------------------------------------  --------------
Record Date*..........................        5/1            8/1           11/1            2/1
Distribution Date.....................       5/15           8/15          11/15           2/15
--------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .5619(1)                                                  $  5.1899
                                                            --------$.4323 every month--------
Quarterly Distribution Plan...........  $   .5619(1)   $  1.3050(2)   $  1.3050      $  1.3050        $  5.2219
Semi-Annual Distribution Plan.........  $   .5619(1)                  $  2.6190(3)                    $  5.2409
--------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.

(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.

(2) Regular 3-month distribution.

(3) Regular 6-month distribution.

                           MASSACHUSETTS RISK FACTORS

    The financial condition of the Commonwealth of Massachusetts is affected by various national, economic, social and environmental policies and conditions. Additionally, limitations imposed by statute and voter initiative upon the Commonwealth and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the Commonwealth and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations.

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The employment in the Commonwealth has been and continues to be significantly and adversely affected by reductions in federal government spending on defense-related industries. The Commonwealth has many material future liabilities, including an underfunded retirement system and Medicaid expenditures.

    The Commonwealth is a party to numerous lawsuits in which an adverse final decision could materially affect the Commonwealth's governmental operations and consequently its ability to pay debt service on its obligations.

    In recent years, the Commonwealth and certain of its public bodies and municipalities have faced serious financial difficulties which have affected the credit standing and borrowing abilities of Massachusetts and its respective entities and may have contributed to higher interest rates on debt obligations. Standard and Poor's currently rates the Commonwealth's uninsured general obligation bonds at A+, while Moody's rates these obligations at A1.

    Further information concerning Massachusetts risk factors may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION -- Supplemental Information" appearing in Part B of this Prospectus.

                    TAX STATUS--MASSACHUSETTS INSURED TRUST

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" appearing in Part B of this Prospectus.

    In the opinion of Edwards & Angell, special Massachusetts counsel to the Trust, based on rulings by the Commissioner of Revenue and under existing law:

    For Massachusetts income tax purposes, each Trust will be treated as a corporate trust under Section 8 of Chapter 62 of the Massachusetts General Laws ("M.G.L.") and not as a grantor trust under Section 10(e) of M.G.L. Chapter 62.

    The Trust will not be held to be engaging in business in Massachusetts within the meaning of said Section 8 and will, therefore, not be subject to Massachusetts income tax.

    Unitholders who are subject to Massachusetts income taxation under M.G.L. Chapter 62 will not be required to include their respective shares of the earnings of or distributions from the Trust in their Massachusetts gross income to the extent that such earnings or distributions represent tax-exempt interest excludable from gross

                                     3 of 7
income for Federal income tax purposes received by the Trust on obligations issued by Massachusetts, its counties, municipalities, authorities, political subdivisions or instrumentalities or by Puerto Rico, the Virgin Islands, Guam, the Northern Mariana Islands or other possessions of the United States within the meaning of Section 103(c) of the Internal Revenue Code of 1986, as amended ("Massachusetts Obligations").

    Unitholders who are subject to Massachusetts income taxation under M.G.L. Chapter 62 will not be required to include their respective shares of the earnings of or distributions from the Trust in their Massachusetts gross income to the extent that such earnings or distributions are derived from the proceeds of insurance obtained by the Sponsor of the Trust or by the issuer or underwriter of an obligation held by the Trust that represent maturing interest on defaulted obligations held by the Trustee, if and to the same extent that such earnings or distributions would have been excludable from the gross income of such Unitholders if derived from interest paid by the issuer of the defaulted obligation.

    Unitholders which are corporations subject to taxation under M.G.L. Chapter 63 will be required to include their respective shares of the earnings of or distributions from the Trust in their Massachusetts gross income to the extent that such earnings or distributions represent interest from bonds, notes or indebtedness of any state, including Massachusetts, except for interest which is specifically exempted from such tax by the acts authorizing issuance of said Massachusetts Obligations.

    The Trust's capital gains and/or capital losses which are includable in the Federal gross income of Unitholders who are subject to Massachusetts income taxation under M.G.L. Chapter 62, or Unitholders which are corporations subject to Massachusetts taxation under M.G.L. Chapter 63 will be included as capital gains and/or losses in the Unitholders' Massachusetts gross income, except for capital gain which is specifically exempted from taxation under such Chapters by the acts authorizing issuance of said Massachusetts Obligations.

    Unitholders which are corporations subject to tax under M.G.L. Chapter 63 and which are tangible property corporations will not be required to include the Units when determining the value of their tangible property. Unitholders which are intangible property corporations will be required to include the Units when determining their net worth.

    Gains or losses realized on sales or redemptions of Units by Unitholders who are subject to Massachusetts income taxation under M.G.L. Chapter 62, or Unitholders which are corporations subject to Massachusetts income taxation under M.G.L. Chapter 63, will be includable in their Massachusetts gross income. In determining such gain or loss Unitholders will, to the same extent required for Federal tax purposes, have to adjust their tax bases for their Units for accrued interest received, if any, on Massachusetts Obligations delivered to the Trustee after the Unitholders pay for their Units, for amortization of premiums, if any, on Massachusetts Obligations held by the Trust, and for accrued original issue discount with respect to each Massachusetts Obligation which, at the time the Massachusetts Obligation was issued, had original issue discount.

    The Units of the Trust are not subject to any property tax levied by Massachusetts or any political subdivision thereof, nor to any income tax levied by any such political subdivision. They are includable in the gross estate of a deceased holder who is a resident of Massachusetts for purposes of the Massachusetts Estate Tax.

                                     4 of 7

                     NUVEEN MASSACHUSETTS INSURED TRUST 134
                    (NUVEEN TAX-FREE UNIT TRUST SERIES 853)
         SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, MARCH 22, 1996



                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
  Principal        by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   500,000      Massachusetts Bay Transportation Authority,         2005 at 102        AAA         Aaa     $       489,625
                   General Transportation System Bonds, 1995
                   Series A, 5.75% Due 3/1/25. (General
                   Obligation Bonds.)
    515,000      Massachusetts Health and Educational Facilities     2004 at 102        AAA         Aaa             471,385
                   Authority, Revenue Bonds, New England Medical
                   Center Hospitals Issue, Series G-1, 5.375%
                   Due 7/1/24.
    515,000      Massachusetts Health and Educational Facilities     2004 at 102        AAA         Aaa             499,236
                   Authority, Revenue Bonds, The North Shore
                   Medical Center Issue, Series A, 5.625% Due
                   7/1/14.
    500,000      Massachusetts Health and Educational Facilities     2004 at 102        AAA         Aaa             489,690
                   Authority, Revenue Bonds, Smith College
                   Issue, Series D, 5.75% Due 7/1/24.
    520,000      Massachusetts Water Resources Authority,            2005 at 102        AAA         Aaa
                   General Revenue Bonds, 1995 Series B,
                 270M-4.75% Due 12/1/21, (Original issue                                                            227,597
                   discount bonds delivered on or about January
                   4, 1996 at a price of 92.294% of principal
                   amount.)
                 250M-5.00% Due 12/1/25. (Original issue                                                            218,628
                   discount bonds delivered on or about January
                   4, 1996 at a price of 94.801% of principal
                   amount.)
    500,000      South Essex Sewerage District, Massachusetts,       2006 at 102        AAA         Aaa             458,740
                   General Obligation Sewer Bonds, 1996 Series
                   A, 5.25% Due 6/15/24.
    450,000      Commonwealth of Puerto Rico, Public Improvement   2006 at 101 1/2      AAA         Aaa             424,742
                   Bonds of 1996 (General Obligation Bonds.),
                   5.40% Due 7/1/25.
-----------                                                                                                 ---------------
$ 3,500,000                                                                                                 $     3,279,643
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------


------------

    (1) The Sponsor's contracts to purchase Bonds were entered into during the period from March 20, 1996 to March 21, 1996. Other information regarding the Bonds in the Trust on the Date of Deposit is as follows:


                                                                        ANNUAL
                                                           PROFIT      INTEREST
                                              COST TO     (OR LOSS)    INCOME TO    BID PRICE
                   TRUST                      SPONSOR    TO SPONSOR      TRUST      OF BONDS
  ----------------------------------------  -----------  -----------  -----------  -----------
  MASSACHUSETTS INSURED TRUST 134.........  $ 3,249,725  $   29,918   $  190,025   $ 3,262,787


In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .48%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.

    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "COMPOSITION OF TRUSTS", "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "RISK FACTORS" in Part B of this Prospectus.

    (3) All the Bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's and Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     5 of 7

                             Statement of Condition


                     NUVEEN MASSACHUSETTS INSURED TRUST 134



                    (Nuveen Tax-Free Unit Trust, Series 853)



                              AS OF MARCH 22, 1996



    TRUST PROPERTY
Sponsor's contracts to purchase Tax-Free Bonds,
  backed by an irrevocable letter of
  credit(1)(2)....................................  $    3,279,643
Accrued interest to March 22, 1996 on underlying
  Bonds(1)........................................          36,866
Organizational costs(3)...........................           5,000
                                                    --------------
            Total.................................  $    3,321,509
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to March 22, 1996 on
     underlying Bonds(4)..........................  $       36,866
    Accrued organizational costs(3)...............           5,000
                                                    --------------
            Total.................................  $       41,866
                                                    --------------
                                                    --------------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest
     outstanding (35,000)
      Cost to investors(5)........................  $    3,448,610
        Less: Gross underwriting commission(6)....        (168,967)
                                                    --------------
    Net amount applicable to investors............  $    3,279,643
                                                    --------------
            Total.................................  $    3,321,509
                                                    --------------
                                                    --------------


------------

(1) Represented by contracts to purchase Tax-Exempt Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the Bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds. Such insurance does not guarantee the market value of the Bonds or the value of the Units. Both the bid and the offering prices of the underlying Bonds and of the Units may include value attributable to such policies of insurance.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational costs which will be deferred and amortized over five years from the Date of Deposit.

(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     6 of 7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF MASSACHUSETTS INSURED TRUST 134:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Massachusetts Insured Trust 134 (contained in Nuveen Tax-Free Unit Trust, Series
853), as of March 22, 1996. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Massachusetts Insured Trust 134 as of March 22, 1996, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois,
March 22, 1996.


                                     7 of 7

                                 MARCH 22, 1996
                             SUBJECT TO COMPLETION

                                           A

NUVEEN                  NUVEEN MICHIGAN INSURED TRUST 64
                    (NUVEEN TAX-FREE UNIT TRUSTS SERIES 853)

                                                CUSIP NUMBERS:
                                                   Monthly:           67095E 435
                                                   Quarterly:         67095E 443
                                                   Semi-Annually:     67095E 450


             PROSPECTUS--PART A (SPECIFIC TERMS) -- MARCH 22, 1996
 THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE
                                   PART B OF
  THE NUVEEN TAX-EXEMPT UNIT TRUSTS PROSPECTUS, TO WHICH SUCH REFERENCE HEREIN
                           APPLIES. ANY REFERENCE TO
   "NUVEEN TAX-EXEMPT UNIT TRUSTS" IN PART B SHALL BE AMENDED TO READ "NUVEEN
                             TAX-FREE UNIT TRUSTS."
     BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.


    Michigan Insured Trust 64 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Michigan, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Michigan income, intangible and local taxes, to the extent indicated below.
    The objectives of the Trust are income exempt from Federal income tax, state income taxes and state intangible taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

    The Portfolio of the Trust consists of 6 obligations issued by entities located in Michigan and one obligation issued by an entity located in the Territory of Puerto Rico. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:



     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         4         General Obligations                            55   %
         1         College and University Revenue                 15
         1         Health Care Facility Revenue                   15
         1         Water and/or Sewer Revenue                     15



    Approximately 10.0% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 10.2% of the aggregate offering price of the Bonds) are original issue discount bonds. See "RISK FACTORS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.

    All of the Bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the Bonds in the Trust have received a rating of "Aaa" by Moody's and both the Bonds in the Trust and the Units of the Trust have received a rating of "AAA" by Standard & Poor's.
    For a discussion of the risks associated with investments in the bonds of various issuers, see "RISK FACTORS" in Part B of this Prospectus.

                             ESSENTIAL INFORMATION
                 REGARDING THE NUVEEN MICHIGAN INSURED TRUST 64
        ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, MARCH 21, 1996

          Sponsor and Evaluator........ John Nuveen & Co. Incorporated
          Trustee...................... The Chase Manhattan Bank, N.A.
                ------------------------------------------------

The income, expense and distribution data  set forth below have been  calculated
for   Unitholders  receiving  monthly,  quarterly  or  semi-annual  distribution options.


Principal Amount of Bonds in Trust..................  $     3,000,000
Number of Units.....................................           30,000
Fractional Undivided Interest in Trust Per Unit.....         1/30,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     2,888,423
    Divided by Number of Units......................  $         96.28
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          4.96
    Public Offering Price Per Unit(1)...............  $        101.24
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         95.78
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         96.28
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.46
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          4.96
Average Maturity of Bonds in the Trust(2)...........       28.6 years


----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                                     1 of 7

                                                  MONTHLY        QUARTERLY      SEMI-ANNUAL
                                                -----------     -----------     -----------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............         $5.6225         $5.6225        $5.6225
      Less Estimated Annual Expense........          $.2420          $.2100         $.1910
                                                -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................         $5.3805         $5.4125        $5.4315
  Daily Rate of Accrual Per Unit...........         $.01494         $.01503        $.01508
  ESTIMATED CURRENT RETURN(5)..............            5.31%           5.35%          5.37 %
  ESTIMATED LONG TERM RETURN(5)............            5.35%           5.39%          5.40 %
  Trustee's Annual Fees(6).................         $1.5320         $1.2120        $1.0220
Date of Deposit.....................................................................................March 22, 1996
Settlement Date.....................................................................................March 27, 1996
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee.........................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Organizational Expenses(7).......................................................$.02800 per Unit
----------


The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(1) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.)


(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Average Maturity of Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.

(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" Bonds, Stripped Obligations or other original issue discount Bonds. (See "RISK FACTORS" in Part B of this Prospectus.)

(4) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(5) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(6) Each Trustee annual fee is per $1,000 principal amount of the underlying Bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(7) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statements, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "WHAT ARE NORMAL TRUST OPERATING EXPENSES?" in Part B of this Prospectus and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                                     2 of 7

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                          NORMAL
                                                                                                      DISTRIBUTIONS
                                                         1996                          1997              PER YEAR
----------------------------------------------------------------------------------------------------  --------------
Record Date*..........................        5/1            8/1           11/1            2/1
Distribution Date.....................       5/15           8/15          11/15           2/15
--------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .5826(1)                                                  $  5.3805
                                                            --------$.4482 every month--------
Quarterly Distribution Plan...........  $   .5826(1)   $  1.3527(2)   $  1.3527      $  1.3527        $  5.4125
Semi-Annual Distribution Plan.........  $   .5826(1)                  $  2.7144(3)                    $  5.4315
--------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.

(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.

(2) Regular 3-month distribution.

(3) Regular 6-month distribution.

                             MICHIGAN RISK FACTORS

    The financial condition of the State of Michigan is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations. Historically, the State has experienced significant revenue shortfalls. The State's Constitution limits the amount of total State revenues that may be raised from taxes and other sources. State revenues (excluding federal aid and revenues used for payment of principal and interest on general obligation bonds) in any fiscal year are limited to a specified percentage of State personal income in the prior calendar year or average of the prior three calendar years, whichever is greater. The State may raise taxes in excess of the limit in emergency situations.

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The economy of the State continues to be dependent on manufacturing, tourism, and agriculture. These sectors tend to be cyclical and are facing increasing competition from foreign producers.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

    All outstanding general obligation bonds of the State are rated "AA" by Standard and Poor's and "A1" by Moody's.

    Further information concerning Michigan risk factors may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION -- Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    In the opinion of Dickinson, Wright, Moon, Van Dusen & Freeman, special Michigan counsel to the Trust, under existing law:

        The assets of a Michigan Trust will consist of interest-bearing obligations issued by or on behalf of the State of Michigan, and counties, municipalities, authorities and political subdivisions thereof, and, in limited instances, bonds issued by Puerto Rico, the Virgin Islands, Guam, the Northern Mariana Islands or possessions of the United States (the "Michigan Bonds").

        Under the Michigan income tax act, the Michigan single business tax act, the Michigan intangibles tax act, the Michigan city income tax act (which authorizes the only income tax ordinance that may be adopted by cities in Michigan), and under the law which authorizes a "first class" school district to levy an excise tax upon

                                     3 of 7
    income, the Trust is not subject to tax. The income of the Trust will be treated as the income of the Unitholders and be deemed to have been received by them when received by the Trust.

        Interest on the Michigan Bonds in the Trust which is exempt from Federal income tax is exempt from Michigan state and local income taxes and from the Michigan single business tax. Further, any amounts paid under the insurance representing maturing interest on defaulted obligations held by the Trustee will be excludable from Michigan state and local income taxes and from the Michigan single business tax if, and to the same extent as, such interest would have been excludable if paid by the respective issuer.

        For purposes of the foregoing Michigan tax laws (corporations and financial institutions are not subject to the Michigan income tax), each Unitholder will be considered to have received his pro rata share of Michigan Bond interest when it is received by the Trust, and each Unitholder will have a taxable event when the Trust disposes of a Michigan Bond (whether by sale, exchange, redemption or payment at maturity) or when the Unitholder redeems or sells Units. Due to the requirement that tax cost be reduced to reflect amortization of bond premium, under some circumstances a Unitholder may realize taxable gain when Units are sold or redeemed for an amount equal to, or less than, their original cost. The tax cost of each Unit to a Unitholder will be allocated for purposes of these Michigan tax laws in the same manner as the cost is allocated for Federal income tax purposes.

        Pursuant to the position of the Michigan Department of Treasury in a bulletin dated December 19, 1986, reaffirmed in a bulletin dated March 31, 1989, the portion of the Trust represented by the Michigan Bonds will be exempt from the Michigan Intangibles Tax. The Department of Treasury has not indicated a position with respect to treatment of amounts paid under a policy of insurance with respect to maturing interest on defaulted obligations (which amounts would have been excludable if paid by the respective issuer) for purposes of determining the income base for the Michigan Intangibles Tax.

        If a Unitholder is subject to the Michigan single business tax (i.e., is engaged in a "business activity" as defined in the Michigan single business tax act), and has a taxable event for Federal income tax purposes when the Trust sells or exchanges Michigan Bonds or the Unitholder sells or exchanges Units, such event may impact on the adjusted tax base upon which the single business tax is computed. Any capital gain or loss realized from such taxable event which was included in the computation of the Unitholder's Federal taxable income, plus the portion, if any, of such capital gain excluded in such computation and minus the portion, if any, of such capital loss not deducted in such computation for the year the loss occurred, will be included in the adjusted tax base. The adjusted tax base of any person other than a corporation is affected by any gain or loss realized from the taxable event only to the extent that the resulting Federal taxable income is derived from "business activity."

                                     4 of 7

                        NUVEEN MICHIGAN INSURED TRUST 64
                    (NUVEEN TAX-FREE UNIT TRUST SERIES 853)
         SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, MARCH 22, 1996



                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
  Principal        by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   450,000      City of Detroit, Michigan, Water Supply System      2005 at 101        AAA         Aaa     $       425,007
                   Revenue Second Lien Bonds, Series 1995-A,
                   5.50% Due 7/1/25.
    450,000      Eaton Rapids Public Schools, Counties of Eaton      2004 at 101        AAA         Aaa             432,851
                   and Ingham, State of Michigan, 1995 School
                   Building and Site Bonds, 5.625% Due 5/1/25.
                   (General Obligation Bonds.)
    450,000      The Economic Development Corporation of the         2005 at 102        AAA         Aaa             437,621
                   City of Farmington Hills (Michigan), Revenue
                   Bonds (Botsford Continuing Care Corporation
                   Project), Series 1995A, 5.75% Due 2/15/25.
    300,000      Greenville Public Schools, Counties of              2004 at 101        AAA         Aaa             293,838
                   Montcalm, Kent and Ionia, State of Michigan,
                   1995 School Building and Site Bonds, 5.75%
                   Due 5/1/24. (Original issue discount bonds
                   delivered on or about March 16, 1995 at a
                   price of 94.602% of principal
                   amount.)(General Obligation Bonds.)
    450,000      Board of Trustees of Oakland University,            2005 at 102        AAA         Aaa             440,501
                   Michigan, General Revenue Bonds, Series 1995,
                   5.75% Due 5/15/26.
    450,000      Shelby Public School, County of Oceana, State       2004 at 101        AAA         Aaa             433,863
                   of Michigan, 1995 School Building and Site
                   Bonds, 5.625% Due 5/1/21. (General Obligation
                   Bonds.)
    450,000      Commonwealth of Puerto Rico, Public Improvement   2006 at 101 1/2      AAA         Aaa             424,742
                   Bonds of 1996 (General Obligation Bonds.),
                   5.40% Due 7/1/25.
-----------                                                                                                 ---------------
$ 3,000,000                                                                                                 $     2,888,423
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------


------------

    (1) The Sponsor's contracts to purchase Bonds were entered into during the period from March 15, 1996 to March 20, 1996. Other information regarding the Bonds in the Trust on the Date of Deposit is as follows:


                                                                        ANNUAL
                                                           PROFIT      INTEREST
                                              COST TO     (OR LOSS)    INCOME TO    BID PRICE
                   TRUST                      SPONSOR    TO SPONSOR      TRUST      OF BONDS
  ----------------------------------------  -----------  -----------  -----------  -----------
  MICHIGAN INSURED TRUST 64...............  $ 2,858,899  $   29,524   $  168,675   $ 2,873,423



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .50%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor participated as either the sole underwriter or manager or as a member of the syndicates which were the original underwriters of 15.0% of the aggregate principal amount of the Bonds.


    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "COMPOSITION OF TRUSTS", "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "RISK FACTORS" in Part B of this Prospectus.

    (3) All the Bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's and Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     5 of 7

                             Statement of Condition


                        NUVEEN MICHIGAN INSURED TRUST 64



                    (Nuveen Tax-Free Unit Trust, Series 853)



                              AS OF MARCH 22, 1996



    TRUST PROPERTY
Sponsor's contracts to purchase Tax-Free Bonds,
  backed by an irrevocable letter of
  credit(1)(2)....................................  $    2,888,423
Accrued interest to March 22, 1996 on underlying
  Bonds(1)........................................          49,408
Organizational costs(3)...........................           4,200
                                                    --------------
            Total.................................  $    2,942,031
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to March 22, 1996 on
     underlying Bonds(4)..........................  $       49,408
    Accrued organizational costs(3)...............           4,200
                                                    --------------
            Total.................................  $       53,608
                                                    --------------
                                                    --------------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest
     outstanding (30,000)
      Cost to investors(5)........................  $    3,037,235
        Less: Gross underwriting commission(6)....        (148,812)
                                                    --------------
    Net amount applicable to investors............  $    2,888,423
                                                    --------------
            Total.................................  $    2,942,031
                                                    --------------
                                                    --------------


------------

(1) Represented by contracts to purchase Tax-Exempt Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the Bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds. Such insurance does not guarantee the market value of the Bonds or the value of the Units. Both the bid and the offering prices of the underlying Bonds and of the Units may include value attributable to such policies of insurance.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational costs which will be deferred and amortized over five years from the Date of Deposit.

(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     6 of 7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF MICHIGAN INSURED TRUST 64:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Michigan Insured Trust 64 (contained in Nuveen Tax-Free Unit Trust, Series 853), as of March 22, 1996. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Michigan Insured Trust 64 as of March 22, 1996, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois,
March 22, 1996.


                                     7 of 7

                                 MARCH 22, 1996
                             SUBJECT TO COMPLETION

                                           A

NUVEEN                NUVEEN NEW JERSEY INSURED TRUST 204
                    (NUVEEN TAX-FREE UNIT TRUSTS SERIES 853)

                                                CUSIP NUMBERS:

                                                   Monthly:           6706LA 373
                                                   Quarterly:         6706LA 381
                                                   Semi-Annually:     6706LA 399


             PROSPECTUS--PART A (SPECIFIC TERMS) -- MARCH 22, 1996
 THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE
                                   PART B OF
  THE NUVEEN TAX-EXEMPT UNIT TRUSTS PROSPECTUS, TO WHICH SUCH REFERENCE HEREIN
                           APPLIES. ANY REFERENCE TO
   "NUVEEN TAX-EXEMPT UNIT TRUSTS" IN PART B SHALL BE AMENDED TO READ "NUVEEN
                             TAX-FREE UNIT TRUSTS."
     BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.



    New Jersey Insured Trust 204 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of New Jersey, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and New Jersey income tax, to the extent indicated below.

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

    The Portfolio of the Trust consists of 6 obligations issued by entities located in New Jersey and one obligation issued by an entity located in the Territory of Puerto Rico. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:



     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         2         General Obligations                            29   %
         1         College and University Revenue                 14
         1         Electrical System Revenue                      14
         1         Health Care Facility Revenue                   14
         1         Transportation Facility Revenue                14
         1         Municipal Lease Revenue                        14



    Approximately 14.3% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 14.8% of the aggregate offering price of the Bonds) are original issue discount bonds. See "RISK FACTORS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.

    All of the Bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the Bonds in the Trust have received a rating of "Aaa" by Moody's and both the Bonds in the Trust and the Units of the Trust have received a rating of "AAA" by Standard & Poor's.
    For a discussion of the risks associated with investments in the bonds of various issuers, see "RISK FACTORS" in Part B of this Prospectus.

                             ESSENTIAL INFORMATION
               REGARDING THE NUVEEN NEW JERSEY INSURED TRUST 204
        ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, MARCH 21, 1996

          Sponsor and Evaluator........ John Nuveen & Co. Incorporated
          Trustee...................... The Chase Manhattan Bank, N.A.
                ------------------------------------------------

The  income, expense and distribution data  set forth below have been calculated
for  Unitholders  receiving  monthly,  quarterly  or  semi-annual   distribution
options.


Principal Amount of Bonds in Trust..................  $     3,500,000
Number of Units.....................................           35,000
Fractional Undivided Interest in Trust Per Unit.....         1/35,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     3,360,305
    Divided by Number of Units......................  $         96.01
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          4.95
    Public Offering Price Per Unit(1)...............  $        100.96
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         95.47
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         96.01
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.49
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          4.95
Average Maturity of Bonds in the Trust(2)...........       29.4 years


----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                                     1 of 7

                                                  MONTHLY        QUARTERLY      SEMI-ANNUAL
                                                -----------     -----------     -----------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............         $5.5643         $5.5643        $5.5643
      Less Estimated Annual Expense........          $.2384          $.2064         $.1874
                                                -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................         $5.3259         $5.3579        $5.3769
  Daily Rate of Accrual Per Unit...........         $.01479         $.01488        $.01493
  ESTIMATED CURRENT RETURN(5)..............            5.28%           5.31%          5.33 %
  ESTIMATED LONG TERM RETURN(5)............            5.31%           5.34%          5.36 %
  Trustee's Annual Fees(6).................         $1.5337         $1.2137        $1.0237
Date of Deposit.....................................................................................March 22, 1996
Settlement Date.....................................................................................March 27, 1996
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee.........................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Organizational Expenses(7).......................................................$.02800 per Unit
----------


The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(1) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.)


(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Average Maturity of Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.

(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" Bonds, Stripped Obligations or other original issue discount Bonds. (See "RISK FACTORS" in Part B of this Prospectus.)

(4) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(5) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(6) Each Trustee annual fee is per $1,000 principal amount of the underlying Bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(7) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statements, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "WHAT ARE NORMAL TRUST OPERATING EXPENSES?" in Part B of this Prospectus and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                                     2 of 7

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                          NORMAL
                                                                                                      DISTRIBUTIONS
                                                         1996                          1997              PER YEAR
----------------------------------------------------------------------------------------------------  --------------
Record Date*..........................        5/1            8/1           11/1            2/1
Distribution Date.....................       5/15           8/15          11/15           2/15
--------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .5768(1)                                                  $  5.3259
                                                            --------$.4437 every month--------
Quarterly Distribution Plan...........  $   .5768(1)   $  1.3392(2)   $  1.3392      $  1.3392        $  5.3579
Semi-Annual Distribution Plan.........  $   .5768(1)                  $  2.6874(3)                    $  5.3769
--------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.

(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.

(2) Regular 3-month distribution.

(3) Regular 6-month distribution.

                            NEW JERSEY RISK FACTORS

    The financial condition of the State of New Jersey is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations.

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The State's economic base is diversified, consisting of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. The State has a relatively high wage labor market which has resulted in the State's business sector becoming more vulnerable to competitive pressures.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

    All outstanding general obligation bonds of the State are rated "AA+" by Standard and Poor's and "Aa1" by Moody's.

    Further information concerning New Jersey risk factors may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION -- Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the State of New Jersey and counties, municipalities, authorities and other political subdivisions thereof, and certain territories of the United States, including Puerto Rico, Guam, the Virgin Islands and the Northern Mariana Islands (the "New Jersey Bonds").

    In the opinion of Pitney, Hardin, Kipp & Szuch, special counsel to the Trust for New Jersey tax matters, under existing law:

        The Trust will be recognized as a Trust and not an association taxable as a corporation. The Trust will not be subject to the New Jersey Corporation Business Tax or the New Jersey Corporation Income Tax.

        With respect to the non-corporate Unitholders who are residents of New Jersey, the income of the Trust will be treated as the income of such Unitholders under the New Jersey Gross Income Tax. Interest on the underlying New Jersey Bonds which is exempt from tax under the New Jersey Gross Income Tax Law when received by the Trust will retain its status as tax-exempt interest when distributed to the Unitholders.

                                     3 of 7

        A non-corporate Unitholder will not be subject to the New Jersey Gross Income Tax on any gain realized either when the Trust disposes of a New Jersey Bond (whether by sale, exchange, redemption, or payment at maturity) or when the Unitholder redeems or sells his Units. Any loss realized on such disposition may not be utilized to offset gains realized by such Unitholder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax.

        Units of the Trust may be taxable on the death of a Unitholder under the New Jersey Transfer Inheritance Tax Law or the New Jersey Estate Tax Law.

        If a Unitholder is a corporation subject to the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, interest from the Bonds in the Trust which is allocable to such corporation will be includable in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, less any interest expense incurred to carry such investment to the extent such interest expense has not been deducted in computing Federal taxable income. Net gains derived by such corporation on the disposition of the New Jersey Bonds by the Trust or on the disposition of its Units will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax.

                                     4 of 7

                      NUVEEN NEW JERSEY INSURED TRUST 204
                    (NUVEEN TAX-FREE UNIT TRUST SERIES 853)
         SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, MARCH 22, 1996



                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
  Principal        by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   500,000      New Jersey Educational Facilities Authority,        2005 at 101        AAA         Aaa     $       461,220
                   Revenue Bonds, University of Medicine and
                   Dentistry of New Jersey Issue, Series 1995B,
                   5.25% Due 12/1/25.
    500,000      New Jersey Health Care Facilities Financing         2004 at 100        AAA         Aaa             498,750
                   Authority, Revenue Bonds, Jersey Shore
                   Medical Center Obligated Group Issue, Series
                   1994, 5.875% Due 7/1/24. (Original issue
                   discount bonds delivered on or about August
                   2, 1994 at a price of 93.036% of principal
                   amount.)
    500,000      The Port Authority of New York and New Jersey,      2005 at 101        AAA         Aaa             492,585
                   Consolidated Bonds, One Hundredth Series,
                   5.75% Due 6/15/30.
    500,000      The Camden County Municipal Utilities Authority     2006 at 102        AAA         Aaa             458,970
                   (Camden County, New Jersey), County Agreement
                   Sewer Revenue Refunding Bonds, 1996 Series,
                   5.125% Due 7/15/17. (General Obligation
                   Bonds.)
    500,000      The Essex County Improvement Authority (Essex       2006 at 102        AAA         Aaa             465,390
                   County, New Jersey), County of Essex General
                   Obligation Lease Revenue Refunding Bonds,
                   Series 1996 (County Jail and Youth House
                   Projects), 5.35% Due 12/1/24.
    500,000      The Pollution Control Financing Authority of        2004 at 102        AAA         Aaa             511,455
                   Salem County (New Jersey), Pollution Control
                   Revenue Refunding Bonds, 1994 Series C
                   (Public Service Electric and Gas Company
                   Project), 6.20% Due 8/1/30.
    500,000      Commonwealth of Puerto Rico, Public Improvement   2006 at 101 1/2      AAA         Aaa             471,935
                   Bonds of 1996 (General Obligation Bonds.),
                   5.40% Due 7/1/25.
-----------                                                                                                 ---------------
$ 3,500,000                                                                                                 $     3,360,305
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------


------------

    (1) The Sponsor's contracts to purchase Bonds were entered into on March 20, 1996. Other information regarding the Bonds in the Trust on the Date of Deposit is as follows:


                                                                        ANNUAL
                                                           PROFIT      INTEREST
                                              COST TO     (OR LOSS)    INCOME TO    BID PRICE
                   TRUST                      SPONSOR    TO SPONSOR      TRUST      OF BONDS
  ----------------------------------------  -----------  -----------  -----------  -----------
  NEW JERSEY INSURED TRUST 204............  $ 3,343,208  $   17,097   $  194,750   $ 3,341,555



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .54%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.


    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "COMPOSITION OF TRUSTS", "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "RISK FACTORS" in Part B of this Prospectus.

    (3) All the Bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's and Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     5 of 7

                             Statement of Condition


                      NUVEEN NEW JERSEY INSURED TRUST 204



                    (Nuveen Tax-Free Unit Trust, Series 853)



                              AS OF MARCH 22, 1996



    TRUST PROPERTY
Sponsor's contracts to purchase Tax-Free Bonds,
  backed by an irrevocable letter of
  credit(1)(2)....................................  $    3,360,305
Accrued interest to March 22, 1996 on underlying
  Bonds(1)........................................          40,435
Organizational costs(3)...........................           4,900
                                                    --------------
            Total.................................  $    3,405,640
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to March 22, 1996 on
     underlying Bonds(4)..........................  $       40,435
    Accrued organizational costs(3)...............           4,900
                                                    --------------
            Total.................................  $       45,335
                                                    --------------
                                                    --------------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest
     outstanding (35,000)
      Cost to investors(5)........................  $    3,533,428
        Less: Gross underwriting commission(6)....        (173,123)
                                                    --------------
    Net amount applicable to investors............  $    3,360,305
                                                    --------------
            Total.................................  $    3,405,640
                                                    --------------
                                                    --------------


------------

(1) Represented by contracts to purchase Tax-Exempt Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the Bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds. Such insurance does not guarantee the market value of the Bonds or the value of the Units. Both the bid and the offering prices of the underlying Bonds and of the Units may include value attributable to such policies of insurance.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational costs which will be deferred and amortized over five years from the Date of Deposit.

(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     6 of 7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF NEW JERSEY INSURED TRUST 204:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of New Jersey Insured Trust 204 (contained in Nuveen Tax-Free Unit Trust, Series 853), as of March 22, 1996. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of New Jersey Insured Trust 204 as of March 22, 1996, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois,
March 22, 1996.


                                     7 of 7

                                 MARCH 22, 1996
                             SUBJECT TO COMPLETION

                                           A

NUVEEN                   NUVEEN OHIO INSURED TRUST 132
                    (NUVEEN TAX-FREE UNIT TRUSTS SERIES 853)

                                                CUSIP NUMBERS:

                                                   Monthly:           67102G 134
                                                   Quarterly:         67102G 142
                                                   Semi-Annually:     67102G 159


             PROSPECTUS--PART A (SPECIFIC TERMS) -- MARCH 22, 1996
 THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE
                                   PART B OF
  THE NUVEEN TAX-EXEMPT UNIT TRUSTS PROSPECTUS, TO WHICH SUCH REFERENCE HEREIN
                           APPLIES. ANY REFERENCE TO
   "NUVEEN TAX-EXEMPT UNIT TRUSTS" IN PART B SHALL BE AMENDED TO READ "NUVEEN
                             TAX-FREE UNIT TRUSTS."
     BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.


    Ohio Insured Trust 132 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Ohio, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Ohio state and local income tax, to the extent indicated below.
    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.
    The Portfolio of the Trust consists of 6 obligations issued by entities located in Ohio and one obligation issued by an entity located in the Territory of Puerto Rico. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:

     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         2         General Obligations                            29   %
         2         Health Care Facility Revenue                   29
         2         Water and/or Sewer Revenue                     28
         1         College and University Revenue                 14

    All of the Bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the Bonds in the Trust have received a rating of "Aaa" by Moody's and both the Bonds in the Trust and the Units of the Trust have received a rating of "AAA" by Standard & Poor's.

    The Trust is considered to be concentrated in Bonds of Health Care Facility Revenue Issuers whose revenues are subject to certain risks including increased governmental regulation, fluctuating occupancy levels and increased competition. The Trust is also considered to be concentrated in Bonds of Water and/or Sewer Revenue Issuers whose revenues are subject to certain risks including problems obtaining timely and adequate rate increases and population decline resulting in decreased user fees. For a discussion of the risks associated with investments in the bonds of various issuers, see "RISK FACTORS" in Part B of this Prospectus.


                             ESSENTIAL INFORMATION
                  REGARDING THE NUVEEN OHIO INSURED TRUST 132
        ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, MARCH 21, 1996

          Sponsor and Evaluator........ John Nuveen & Co. Incorporated
          Trustee...................... The Chase Manhattan Bank, N.A.
                ------------------------------------------------

The  income, expense and distribution data  set forth below have been calculated
for  Unitholders  receiving  monthly,  quarterly  or  semi-annual   distribution
options.


Principal Amount of Bonds in Trust..................  $     3,500,000
Number of Units.....................................           35,000
Fractional Undivided Interest in Trust Per Unit.....         1/35,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     3,402,872
    Divided by Number of Units......................  $         97.22
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          5.01
    Public Offering Price Per Unit(1)...............  $        102.23
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         96.74
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         97.22
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.49
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          5.01
Average Maturity of Bonds in the Trust(2)...........       25.4 years


----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                                     1 of 7

                                                  MONTHLY        QUARTERLY      SEMI-ANNUAL
                                                -----------     -----------     -----------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............         $5.6104         $5.6104        $5.6104
      Less Estimated Annual Expense........          $.2403          $.2083         $.1893
                                                -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................         $5.3701         $5.4021        $5.4211
  Daily Rate of Accrual Per Unit...........         $.01491         $.01500        $.01505
  ESTIMATED CURRENT RETURN(5)..............            5.25%           5.28%          5.30 %
  ESTIMATED LONG TERM RETURN(5)............            5.27%           5.30%          5.32 %
  Trustee's Annual Fees(6).................         $1.5186         $1.1986        $1.0086
Date of Deposit.....................................................................................March 22, 1996
Settlement Date.....................................................................................March 27, 1996
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee.........................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Organizational Expenses(7).......................................................$.03143 per Unit
----------

BECAUSE CERTAIN OF THE BONDS IN THE TRUST WILL NOT BE DELIVERED TO THE TRUSTEE UNTIL AFTER THE SETTLEMENT DATE FOR
A  PURCHASE OF UNITS MADE ON THE DATE OF DEPOSIT, INTEREST THAT ACCRUES ON THOSE BONDS BETWEEN THE DATE OF DEPOSIT
AND SUCH DELIVERY DATE WILL BE TREATED  AS A RETURN OF PRINCIPAL RATHER  THAN AS TAX-EXEMPT INCOME. THE AMOUNT  OF
ANY  SUCH RETURN  OF PRINCIPAL  IS NOT  INCLUDED IN THE  ANNUAL INTEREST  INCOME SHOWN  ABOVE. FOR  THE TRUST, THE
FOLLOWING SETS FORTH THE LATEST SCHEDULED BOND DELIVERY DATE, THE AMOUNT PER UNIT THAT WILL BE TREATED AS A RETURN
OF PRINCIPAL TO  UNITHOLDERS WHO  PURCHASE ON THE  DATE OF  DEPOSIT, AND THE  ESTIMATED CURRENT  RETURN UNDER  THE
MONTHLY  DISTRIBUTION PLAN AFTER THE FIRST YEAR, ASSUMING THE  PORTFOLIO AND ESTIMATED ANNUAL EXPENSES DO NOT VARY
FROM THAT SET FORTH ABOVE (SEE "WHAT  ARE NORMAL TRUST OPERATING EXPENSES?" IN  PART B OF THIS PROSPECTUS AND  THE
"SCHEDULE  OF INVESTMENTS").  THE ESTIMATED  CURRENT RETURN  AFTER THE FIRST  YEAR WILL  ALSO BE  HIGHER UNDER THE
QUARTERLY AND SEMI-ANNUAL DISTRIBUTION PLANS:

                                   LATEST SCHEDULED         PER UNIT         ESTIMATED CURRENT RETURN
                                    DELIVERY DATE     RETURN OF PRINCIPAL      AFTER THE FIRST YEAR
                                  ------------------  --------------------   -------------------------
  OHIO INSURED TRUST............    APRIL 3, 1996     $           .01                     5.27        %


The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(1) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.)


(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Average Maturity of Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.

(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" Bonds, Stripped Obligations or other original issue discount Bonds. (See "RISK FACTORS" in Part B of this Prospectus.)

(4) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(5) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(6) Each Trustee annual fee is per $1,000 principal amount of the underlying Bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(7) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statements, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "WHAT ARE NORMAL TRUST OPERATING EXPENSES?" in Part B of this Prospectus and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                                     2 of 7

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                          NORMAL
                                                                                                      DISTRIBUTIONS
                                                         1996                          1997              PER YEAR
----------------------------------------------------------------------------------------------------  --------------
Record Date*..........................        5/1            8/1           11/1            2/1
Distribution Date.....................       5/15           8/15          11/15           2/15
--------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .5830(1)                                                  $  5.3840
                                                          --------  $.4485 every month  --------
Quarterly Distribution Plan...........  $   .5830(1)   $  1.3536(2)   $  1.3536      $  1.3536        $  5.4160
Semi-Annual Distribution Plan.........  $   .5830(1)                  $  2.7162(3)                    $  5.4350
--------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.

(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.

(2) Regular 3-month distribution.

(3) Regular 6-month distribution.

                               OHIO RISK FACTORS

    The financial condition of the State of Ohio is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations. The State operates on the basis of a fiscal biennium for its appropriations and expenditures, and is precluded by law from ending its fiscal year or fiscal biennium in a deficit position.

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. While diversifying more into the service and other non-manufacturing areas, the Ohio economy continues to rely in part on durable goods manufacturing, largely concentrated in motor vehicles and equipment, steel, rubber products and household appliances. As a result, general economic activity, as in many other industrially-developed states, tends to be more cyclical than in some other states and in the nation as a whole. Agriculture is an important segment of the economy, with over half the State's area devoted to farming and approximately 15% of total employment in agribusiness.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State governmental operations and consequently its ability to pay debt service on its obligations.

    Further information concerning State risk factors may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION -- Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    The Trust is comprised primarily of interest-bearing obligations issued by or on behalf of the State of Ohio, political subdivisions thereof, or agencies or instrumentalities thereof (the "Ohio Obligations"), or by the governments of Puerto Rico, the Virgin Islands, the Northern Mariana Islands or Guam (collectively, "Obligations").

    In the opinion of Squire, Sanders & Dempsey, special Ohio counsel to the Trust, provided that at all times at least fifty percent of the value of the total assets of the Trust consist of Ohio Obligations, or similar obligations of other states or their subdivisions, under existing Ohio law:

        The Trust is not taxable as a corporation or otherwise for purposes of the Ohio personal income tax, Ohio school district income taxes, the Ohio corporation franchise tax, or the Ohio dealers in intangibles tax.

        Income of the Trust will be treated as the income of the Unitholders for purposes of the Ohio personal income tax and municipal and school district income taxes in Ohio and the Ohio corporation franchise tax in proportion to the respective interest therein of each Unitholder.

                                     3 of 7

        Interest on Obligations held by the Trust is exempt from the Ohio personal income tax, and municipal and school district income taxes in Ohio, and is excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

        Proceeds paid under insurance policies, if any, to the Trustee of the Trust representing maturing interest on defaulted obligations held by the Trust that is excluded from gross income for federal income tax purposes will be exempt from the Ohio personal income tax and municipal and school district income taxes in Ohio and the net income base of the Ohio corporation franchise tax.

        Gains and losses realized on the sale, exchange or other disposition by the Trust of Ohio Obligations are excluded in determining adjusted gross and taxable income for purposes of the Ohio personal income tax, and municipal and school district income taxes in Ohio, and are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

                                     4 of 7

                         NUVEEN OHIO INSURED TRUST 132
                    (NUVEEN TAX-FREE UNIT TRUST SERIES 853)
         SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, MARCH 22, 1996



                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
  Principal        by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   495,000      Ohio Water Development Authority, State of          2005 at 102        AAA         Aaa     $       496,238
                   Ohio, Water Development Revenue Bonds, 1995
                   Fresh Water Series, 5.90% Due 12/1/21.
    500,000      County of Butler, Ohio, Waterworks System           2006 at 101        AAA         Aaa             461,420
                   Revenue Bonds, Series 1996 (Butler County
                   Water District), 5.125% Due 12/1/21.
    500,000     * University of Cincinnati (Ohio), General           2006 at 101        AAA         Aaa             501,985
                   Receipts Bonds, Series W, 5.85% Due 6/1/16.
                   (When issued.)
    500,000      County of Mahoning, Ohio, Hospital Improvement      2005 at 102        AAA         Aaa             472,155
                   Revenue Bonds, Series 1995 (Western Reserve
                   Care System Project), 5.50% Due 10/15/25.
    500,000      City of Middleburg Heights, Ohio, Hospital          2008 at 102        AAA         Aaa             492,500
                   Improvement Refunding Revenue Bonds, Series
                   1995 (Southwest General Health Center
                   Project), 5.75% Due 8/15/21.
    500,000      Olmsted Falls City School District, Ohio,           2004 at 102        AAA         Aaa             501,920
                   Classroom Facilities Improvement Bonds,
                   Series 1995, General Obligation, 5.85% Due
                   12/15/17.
    505,000      Commonwealth of Puerto Rico, Public Improvement   2006 at 101 1/2      AAA         Aaa             476,654
                   Bonds of 1996 (General Obligation Bonds.),
                   5.40% Due 7/1/25.
-----------                                                                                                 ---------------
$ 3,500,000                                                                                                 $     3,402,872
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------



*_ These Bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery date is April 3, 1996. Contracts relating to Bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 14% of the aggregate principal amount of the Trust. (See "COMPOSITION OF TRUSTS" in Part B of this Prospectus.)


------------

    (1) The Sponsor's contracts to purchase Bonds were entered into during the period from March 20, 1996 to March 21, 1996. Other information regarding the Bonds in the Trust on the Date of Deposit is as follows:


                                                                        ANNUAL
                                                           PROFIT      INTEREST
                                              COST TO     (OR LOSS)    INCOME TO    BID PRICE
                   TRUST                      SPONSOR    TO SPONSOR      TRUST      OF BONDS
  ----------------------------------------  -----------  -----------  -----------  -----------
  OHIO INSURED TRUST 132..................  $ 3,385,877  $   16,995   $  196,850   $ 3,385,997



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .48%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.


    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "COMPOSITION OF TRUSTS", "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "RISK FACTORS" in Part B of this Prospectus.

    (3) All the Bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's and Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     5 of 7

                             Statement of Condition


                         NUVEEN OHIO INSURED TRUST 132



                    (Nuveen Tax-Free Unit Trust, Series 853)



                              AS OF MARCH 22, 1996



    TRUST PROPERTY
Sponsor's contracts to purchase Tax-Free Bonds,
  backed by an irrevocable letter of
  credit(1)(2)....................................  $    3,402,872
Accrued interest to March 22, 1996 on underlying
  Bonds(1)........................................          38,879
Organizational costs(3)...........................           5,500
                                                    --------------
            Total.................................  $    3,447,251
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to March 22, 1996 on
     underlying Bonds(4)..........................  $       38,879
    Accrued organizational costs(3)...............           5,500
                                                    --------------
            Total.................................  $       44,379
                                                    --------------
                                                    --------------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest
     outstanding (35,000)
      Cost to investors(5)........................  $    3,578,188
        Less: Gross underwriting commission(6)....        (175,316)
                                                    --------------
    Net amount applicable to investors............  $    3,402,872
                                                    --------------
            Total.................................  $    3,447,251
                                                    --------------
                                                    --------------


------------

(1) Represented by contracts to purchase Tax-Exempt Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the Bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds. Such insurance does not guarantee the market value of the Bonds or the value of the Units. Both the bid and the offering prices of the underlying Bonds and of the Units may include value attributable to such policies of insurance.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational costs which will be deferred and amortized over five years from the Date of Deposit.

(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     6 of 7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF OHIO INSURED TRUST 132:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Ohio Insured Trust 132 (contained in Nuveen Tax-Free Unit Trust, Series 853), as of March 22, 1996. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Ohio Insured Trust 132 as of March 22, 1996, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois,
March 22, 1996.


                                     7 of 7

                                 MARCH 22, 1996
                             SUBJECT TO COMPLETION

                                           A

NUVEEN               NUVEEN PENNSYLVANIA INSURED TRUST 209
                    (NUVEEN TAX-FREE UNIT TRUSTS SERIES 853)

                                                CUSIP NUMBERS:

                                                   Monthly:           6706H8 498
                                                   Quarterly:         6706H8 506
                                                   Semi-Annually:     6706H8 514


             PROSPECTUS--PART A (SPECIFIC TERMS) -- MARCH 22, 1996
 THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE
                                   PART B OF
  THE NUVEEN TAX-EXEMPT UNIT TRUSTS PROSPECTUS, TO WHICH SUCH REFERENCE HEREIN
                           APPLIES. ANY REFERENCE TO
   "NUVEEN TAX-EXEMPT UNIT TRUSTS" IN PART B SHALL BE AMENDED TO READ "NUVEEN
                             TAX-FREE UNIT TRUSTS."
     BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.



    Pennsylvania Insured Trust 209 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Pennsylvania, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Pennsylvania state and local income taxes, to the extent indicated below.

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

    The Portfolio of the Trust consists of 6 obligations issued by entities located in Pennsylvania and one obligation issued by an entity located in the Territory of Puerto Rico. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:



     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         2         General Obligations                            29   %
         2         Health Care Facility Revenue                   29
         1         Electrical System Revenue                      14
         1         College and University Revenue                 14
         1         Water and/or Sewer Revenue                     14



    Approximately 14.3% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 14.2% of the aggregate offering price of the Bonds) are original issue discount bonds. See "RISK FACTORS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.

    All of the Bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the Bonds in the Trust have received a rating of "Aaa" by Moody's and both the Bonds in the Trust and the Units of the Trust have received a rating of "AAA" by Standard & Poor's.

    The Trust is considered to be concentrated in Bonds of Health Care Facility Revenue Issuers whose revenues are subject to certain risks including increased governmental regulation, fluctuating occupancy levels and increased competition. For a discussion of the risks associated with investments in the bonds of various issuers, see "RISK FACTORS" in Part B of this Prospectus.


                             ESSENTIAL INFORMATION
              REGARDING THE NUVEEN PENNSYLVANIA INSURED TRUST 209
        ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, MARCH 21, 1996

          Sponsor and Evaluator........ John Nuveen & Co. Incorporated
          Trustee...................... The Chase Manhattan Bank, N.A.
                ------------------------------------------------

The  income, expense and distribution data  set forth below have been calculated
for  Unitholders  receiving  monthly,  quarterly  or  semi-annual   distribution
options.


Principal Amount of Bonds in Trust..................  $     3,500,000
Number of Units.....................................           35,000
Fractional Undivided Interest in Trust Per Unit.....         1/35,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     3,353,625
    Divided by Number of Units......................  $         95.82
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          4.94
    Public Offering Price Per Unit(1)...............  $        100.76
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         95.32
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         95.82
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.44
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          4.94
Average Maturity of Bonds in the Trust(2)...........       27.1 years


----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                                     1 of 7

                                                  MONTHLY        QUARTERLY      SEMI-ANNUAL
                                                -----------     -----------     -----------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............         $5.5706         $5.5706        $5.5706
      Less Estimated Annual Expense........          $.2450          $.2130         $.1940
                                                -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................         $5.3256         $5.3576        $5.3766
  Daily Rate of Accrual Per Unit...........         $.01479         $.01488        $.01493
  ESTIMATED CURRENT RETURN(5)..............            5.29%           5.32%          5.34 %
  ESTIMATED LONG TERM RETURN(5)............            5.34%           5.37%          5.39 %
  Trustee's Annual Fees(6).................         $1.5654         $1.2454        $1.0554
Date of Deposit.....................................................................................March 22, 1996
Settlement Date.....................................................................................March 27, 1996
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee.........................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Organizational Expenses(7).......................................................$.03143 per Unit
----------

BECAUSE CERTAIN OF THE BONDS IN THE TRUST WILL NOT BE DELIVERED TO THE TRUSTEE UNTIL AFTER THE SETTLEMENT DATE FOR
A  PURCHASE OF UNITS MADE ON THE DATE OF DEPOSIT, INTEREST THAT ACCRUES ON THOSE BONDS BETWEEN THE DATE OF DEPOSIT
AND SUCH DELIVERY DATE WILL BE TREATED  AS A RETURN OF PRINCIPAL RATHER  THAN AS TAX-EXEMPT INCOME. THE AMOUNT  OF
ANY  SUCH RETURN  OF PRINCIPAL  IS NOT  INCLUDED IN THE  ANNUAL INTEREST  INCOME SHOWN  ABOVE. FOR  THE TRUST, THE
FOLLOWING SETS FORTH THE LATEST SCHEDULED BOND DELIVERY DATE, THE AMOUNT PER UNIT THAT WILL BE TREATED AS A RETURN
OF PRINCIPAL TO  UNITHOLDERS WHO  PURCHASE ON THE  DATE OF  DEPOSIT, AND THE  ESTIMATED CURRENT  RETURN UNDER  THE
MONTHLY  DISTRIBUTION PLAN AFTER THE FIRST YEAR, ASSUMING THE  PORTFOLIO AND ESTIMATED ANNUAL EXPENSES DO NOT VARY
FROM THAT SET FORTH ABOVE (SEE "WHAT  ARE NORMAL TRUST OPERATING EXPENSES?" IN  PART B OF THIS PROSPECTUS AND  THE
"SCHEDULE  OF INVESTMENTS").  THE ESTIMATED  CURRENT RETURN  AFTER THE FIRST  YEAR WILL  ALSO BE  HIGHER UNDER THE
QUARTERLY AND SEMI-ANNUAL DISTRIBUTION PLANS:

                                   LATEST SCHEDULED         PER UNIT         ESTIMATED CURRENT RETURN
                                    DELIVERY DATE     RETURN OF PRINCIPAL      AFTER THE FIRST YEAR
                                  ------------------  --------------------   -------------------------
  PENNSYLVANIA INSURED TRUST....    APRIL 2, 1996     $           .01                     5.30        %


The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(1) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.)


(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Average Maturity of Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.

(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" Bonds, Stripped Obligations or other original issue discount Bonds. (See "RISK FACTORS" in Part B of this Prospectus.)

(4) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(5) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(6) Each Trustee annual fee is per $1,000 principal amount of the underlying Bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(7) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statements, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "WHAT ARE NORMAL TRUST OPERATING EXPENSES?" in Part B of this Prospectus and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                                     2 of 7

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                          NORMAL
                                                                                                      DISTRIBUTIONS
                                                         1996                          1997              PER YEAR
----------------------------------------------------------------------------------------------------  --------------
Record Date*..........................        5/1            8/1           11/1            2/1
Distribution Date.....................       5/15           8/15          11/15           2/15
--------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .5779(1)                                                  $  5.3371
                                                          --------  $.4446 every month  --------
Quarterly Distribution Plan...........  $   .5779(1)   $  1.3419(2)   $  1.3419      $  1.3419        $  5.3691
Semi-Annual Distribution Plan.........  $   .5779(1)                  $  2.6928(3)                    $  5.3881
--------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.

(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.

(2) Regular 3-month distribution.

(3) Regular 6-month distribution.

                           PENNSYLVANIA RISK FACTORS

    The financial condition of the Commonwealth of Pennsylvania is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the Commonwealth and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations. Historically, the Commonwealth has experienced significant revenue shortfalls.

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The economy of the Commonwealth continues to be dependent on heavy industry and manufacturing. These sectors tend to be cyclical and are facing increasing competition from foreign producers.

    The Commonwealth is a party to numerous lawsuit in which an adverse final decision could materially affect the Commonwealth's governmental operations and consequently its ability to pay debt service on its obligations.

    All outstanding general obligation bonds of the Commonwealth are rated AA-by Standard and Poor's and A1 by Moody's.

    Further information concerning Pennsylvania risk factors may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION -- Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" appearing in Part B of this Prospectus.

    In the opinion of Dechert Price & Rhoads, special Pennsylvania counsel to the Trust, under existing law:

    Units evidencing fractional undivided interests in the Trust are not subject to any of the personal property taxes presently in effect in Pennsylvania to the extent of that proportion of the Trust represented by Bonds issued by the Commonwealth of Pennsylvania, its agencies and instrumentalities, or by any county, city, borough, town, township, school district, municipality and local housing or parking authority in the Commonwealth of Pennsylvania or issued by Puerto Rico, the Virgin Islands, Guam or the Northern Mariana Islands ("Pennsylvania Bonds"). The taxes referred to above include the County Personal Property Tax, the additional personal property taxes imposed on Pittsburgh residents by the School District of Pittsburgh and by the City of Pittsburgh. The City of Pittsburgh, the School District of Pittsburgh and Allegheny County cannot impose personal property taxes as of January 1, 1995. Trust Units may be taxable under the Pennsylvania inheritance and estate taxes.

    The proportion of interest income representing interest income from Pennsylvania Bonds distributed to Unitholders of the Trust is not taxable under the Pennsylvania Personal Income Tax or under the Corporate Net

                                     3 of 7

Income Tax imposed on corporations by Article IV of the Tax Reform Code. Nor will such interest be taxable under the Philadelphia School District Investment Income Tax imposed on Philadelphia resident individuals.

    The disposition by the Trust of a Pennsylvania Bond (whether by sale, exchange, redemption or payment at maturity) will not constitute a taxable event to a Unitholder under the Pennsylvania Personal Income Tax if the Pennsylvania Bond was issued prior to February 1, 1994. Further, although there is no published authority on the subject, counsel is of the opinion that (i) a Unitholder of the Trust will not have a taxable event under the Pennsylvania state and local income taxes referred to in the preceding paragraph (other than the Corporate Net Income Tax) upon the redemption or sale of his Unit to the extent that the Trust is then comprised of Pennsylvania Bonds issued prior to February 1, 1994 and (ii) the dispositions by the Trust of a Pennsylvania Bond (whether by sale, exchange, redemption or payment at maturity) will not constitute a taxable event to a Unitholder under the Corporate Net Income Tax or the Philadelphia School District Investment Income Tax if the Pennsylvania Bond was issued prior to February 1, 1994. (The School District tax has no application to gain on the disposition of property held by the taxpayer for more than six months.)

    Gains on the sale, exchange, redemption, or payment at maturity of a Pennsylvania Bond issued on or after February 1, 1994, will be taxable under all of these taxes, as will gains on the redemption or sale of a unit to the extent that the Trust is comprised of Pennsylvania Bonds issued on or after February 1, 1994.

                                     4 of 7

                     NUVEEN PENNSYLVANIA INSURED TRUST 209
                    (NUVEEN TAX-FREE UNIT TRUST SERIES 853)
         SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, MARCH 22, 1996



                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
  Principal        by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   500,000     * Pennsylvania Higher Educational Facilities         2006 at 100        AAA         Aaa     $       493,110
                   Authority (Commonwealth of Pennsylvania),
                   Revenue Bonds, State System of Higher
                   Education, Series N, 5.80% Due 6/15/24. (When
                   issued.)
    500,000      Allegheny County Hospital Development Authority     2005 at 102        AAA         Aaa             461,250
                   (Pennsylvania), Health Center Revenue Bonds,
                   Series of 1995 (University of Pittsburgh
                   Medical Center System), 5.375% Due 12/1/25.
    500,000      Bellefonte Area School District (Centre County,     2006 at 100        AAA         Aaa             471,930
                   Pennsylvania), General Obligation Bonds,
                   Series of 1996, 5.50% Due 5/15/26.
    500,000      Cambria County Industrial Development Authority     2005 at 102        AAA         Aaa             493,515
                   (Pennsylvania), Pollution Control Revenue
                   Refunding Bonds, 1995 Series A (Pennsylvania
                   Electric Company Project), 5.80% Due 11/1/20.
    500,000      Delaware County Authority (Commonwealth of          2005 at 102        AAA         Aaa             474,765
                   Pennsylvania), Hospital Revenue Bonds, Series
                   of 1995 (Delaware County Memorial Hospital),
                   5.50% Due 8/15/19. (Original issue discount
                   bonds delivered on or about July 27, 1995 at
                   a price of 94.645% of principal amount.)
    500,000      The Pittsburgh (Pennsylvania), Water and Sewer      2005 at 100        AAA         Aaa             487,120
                   Authority, Water and Sewer System Subordinate
                   Revenue Bonds, Series B of 1995, 5.70% Due
                   9/1/20.
    500,000      Commonwealth of Puerto Rico, Public Improvement   2006 at 101 1/2      AAA         Aaa             471,935
                   Bonds of 1996 (General Obligation Bonds.),
                   5.40% Due 7/1/25.
-----------                                                                                                 ---------------
$ 3,500,000                                                                                                 $     3,353,625
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------



*_ These Bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery date is April 2, 1996. Contracts relating to Bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 14% of the aggregate principal amount of the Trust. (See "COMPOSITION OF TRUSTS" in Part B of this Prospectus.)


------------

    (1) The Sponsor's contracts to purchase Bonds were entered into on March 20, 1996. Other information regarding the Bonds in the Trust on the Date of Deposit is as follows:


                                                                        ANNUAL
                                                           PROFIT      INTEREST
                                              COST TO     (OR LOSS)    INCOME TO    BID PRICE
                   TRUST                      SPONSOR    TO SPONSOR      TRUST      OF BONDS
  ----------------------------------------  -----------  -----------  -----------  -----------
  PENNSYLVANIA INSURED TRUST 209..........  $ 3,323,854  $   29,771   $  195,375   $ 3,336,125



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .50%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.


    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "COMPOSITION OF TRUSTS", "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "RISK FACTORS" in Part B of this Prospectus.

    (3) All the Bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's and Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     5 of 7

                             Statement of Condition


                     NUVEEN PENNSYLVANIA INSURED TRUST 209



                    (Nuveen Tax-Free Unit Trust, Series 853)



                              AS OF MARCH 22, 1996



    TRUST PROPERTY
Sponsor's contracts to purchase Tax-Free Bonds,
  backed by an irrevocable letter of
  credit(1)(2)....................................  $    3,353,625
Accrued interest to March 22, 1996 on underlying
  Bonds(1)........................................          35,891
Organizational costs(3)...........................           5,500
                                                    --------------
            Total.................................  $    3,395,016
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to March 22, 1996 on
     underlying Bonds(4)..........................  $       35,891
    Accrued organizational costs(3)...............           5,500
                                                    --------------
            Total.................................  $       41,391
                                                    --------------
                                                    --------------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest
     outstanding (35,000)
      Cost to investors(5)........................  $    3,526,404
        Less: Gross underwriting commission(6)....        (172,779)
                                                    --------------
    Net amount applicable to investors............  $    3,353,625
                                                    --------------
            Total.................................  $    3,395,016
                                                    --------------
                                                    --------------


------------

(1) Represented by contracts to purchase Tax-Exempt Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the Bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds. Such insurance does not guarantee the market value of the Bonds or the value of the Units. Both the bid and the offering prices of the underlying Bonds and of the Units may include value attributable to such policies of insurance.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational costs which will be deferred and amortized over five years from the Date of Deposit.

(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     6 of 7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF PENNSYLVANIA INSURED TRUST 209:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Pennsylvania Insured Trust 209 (contained in Nuveen Tax-Free Unit Trust, Series
853), as of March 22, 1996. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Pennsylvania Insured Trust 209 as of March 22, 1996, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois,
March 22, 1996.


                                     7 of 7

                                           B

NUVEEN  Tax-Exempt Unit Trusts
             PROSPECTUS -- PART B
            (GENERAL TERMS)
              SEPTEMBER 1, 1995

THIS PART B OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY  PART
A. BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE. FURTHER DETAIL REGARDING CERTAIN OF THE INFORMATION PROVIDED IN THE PROSPECTUS MAY BE OBTAINED WITHIN FIVE BUSINESS DAYS OF WRITTEN OR TELEPHONIC REQUEST TO THE TRUSTEE AT 770 BROADWAY, NEW YORK, NY 10003 OR (800) 257-8787.

INTEREST INCOME TO A TRUST AND TO UNITHOLDERS, IN THE OPINION OF COUNSEL, UNDER EXISTING LAW IS EXEMPT FROM FEDERAL INCOME TAX. CAPITAL GAINS, IF ANY, ARE SUBJECT TO TAX. IN ADDITION, INTEREST INCOME OF STATE TRUSTS IS, IN THE OPINION OF COUNSEL, EXEMPT, TO THE EXTENT INDICATED, FROM STATE AND LOCAL TAXES. INTEREST INCOME OF ANY TRUST OTHER THAN A STATE TRUST MAY BE SUBJECT TO STATE AND LOCAL TAXES.

CURRENTLY OFFERED AT PUBLIC OFFERING PRICE PLUS INTEREST ACCRUED TO THE DATE OF SETTLEMENT. MINIMUM PURCHASE-- EITHER $5,000 OR 50 UNITS, WHICHEVER IS LESS.

THIS NUVEEN TAX-EXEMPT UNIT TRUST SERIES consists of the underlying separate unit investment trust set forth in Part A to this Prospectus. Each Trust initially consists of delivery statements relating to contracts to purchase Bonds and, thereafter, will consist of a diversified portfolio of obligations issued by or on behalf of states and territories of the United States and authorities and political subdivisions thereof (see "Schedule of Investments" appearing in Part A of this Prospectus). Except in specific instances as noted in Part A of this Prospectus, the information contained in this Part B shall apply to each Trust in its entirety. All obligations in each Traditional Trust are rated in the category "A" or better by Standard & Poor's, a division of the McGraw Hill Companies ("Standard & Poor's") or Moody's Investors Service, Inc. ("Moody's") on the Date of Deposit. All obligations in each Insured Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. All such policies of insurance remain effective so long as the obligations are outstanding. As a result of such insurance, the Bonds in each portfolio of the Insured Trusts have received a rating of "Aaa" by Moody's and the Bonds in the Insured Trusts and the Units of each such Trust have received a rating of "AAA" by Standard & Poor's. INSURANCE RELATES ONLY TO THE BONDS IN THE INSURED TRUSTS AND NOT TO THE UNITS OFFERED HEREBY OR TO THEIR MARKET VALUE. (See "WHY AND HOW ARE THE BONDS INSURED?".)

THE OBJECTIVES of a Trust are tax-exempt income and conservation of capital through a diversified investment in tax-exempt Bonds. The payment of interest and the preservation of principal are, of course, dependent upon the continuing ability of the issuers of Bonds and of any insurer thereof to meet their obligations thereunder. There is no guarantee that a Trust's objectives will be achieved. (See "RISK FACTORS".)

DISTRIBUTIONS of interest received by a Trust will be made semi-annually unless the Unitholder elects to receive them monthly or quarterly. (See "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?".) Distribution of funds in the Principal Account, if any, will ordinarily be made semi-annually.

FOR ESTIMATED LONG TERM RETURNS AND ESTIMATED CURRENT RETURNS to Unitholders in each Trust on the business day prior to the Date of Deposit. (See Part A of this Prospectus and "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?".)

THE PUBLIC OFFERING PRICE per Unit of each Trust during the initial offering period is equal to a pro rata share of the OFFERING prices of the Bonds in such Trust's portfolio plus a sales charge of up to 4.90% of the Public Offering Price (equivalent to 5.152% of the net amount invested); the sales charge is somewhat lower on Trusts with lesser average maturities. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?".) The Secondary Market Public Offering Price per Unit for each Trust will be equal to a pro rata share of the sum of BID prices of the Bonds in such Trust plus the sales charges determined based on the number of years remaining to the maturity of each Bond. Accrued interest from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The sales charge is reduced on a graduated scale for sales involving at least $50,000 or 500 Units and will be applied on whichever basis is more favorable to the purchaser. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?".)

A UNITHOLDER MAY REDEEM UNITS at the office of the Trustee at prices based upon the BID prices of the Bonds. The price received upon redemption may be more or less than the amount paid by Unitholders, depending upon the value of the Bonds on the date of tender for redemption. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE?".) The Sponsor, although not required to do so, intends to make a secondary market for the Units of the Trusts at prices based upon the BID prices of the Bonds in the respective Trusts. (See "MARKET FOR UNITS".) RETAIN BOTH PART A AND PART B OF THIS PROSPECTUS FOR FUTURE REFERENCE.

RISK FACTORS. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See Part A of this Prospectus and "RISK FACTORS."

UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK AND ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY AND INVOLVE INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  NUVEEN  Tax-Exempt Unit Trusts

      INDEX                                                             PAGE
      WHAT IS THE NUVEEN TAX-EXEMPT UNIT TRUST?                            3
      WHAT ARE THE OBJECTIVES OF THE TRUSTS?                               3
      SUMMARY OF PORTFOLIOS                                                3
      RISK FACTORS                                                         4
      COMPOSITION OF TRUSTS                                                6
      WHY AND HOW ARE THE BONDS INSURED?                                   7
      HOW IS THE PUBLIC OFFERING PRICE DETERMINED?                         8
      MARKET FOR UNITS                                                    11
      WHAT IS ACCRUED INTEREST?                                           11
      WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED
      CURRENT RETURN?                                                     12
      HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE
      DATE
      OF DEPOSIT?                                                         12
      WHAT IS THE TAX STATUS OF UNITHOLDERS?                              13
      WHAT ARE NORMAL TRUST OPERATING EXPENSES?                           14
      WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?                         15
      ACCUMULATION PLAN                                                   16
      HOW DETAILED ARE REPORTS TO UNITHOLDERS?                            17
      UNIT VALUE AND EVALUATION                                           17
      HOW UNITS OF THE TRUSTS ARE DISTRIBUTED TO THE
      PUBLIC                                                              17
      OWNERSHIP AND TRANSFER OF UNITS                                     19
      HOW UNITS MAY BE REDEEMED WITHOUT CHARGE                            19
      HOW UNITS MAY BE PURCHASED BY THE SPONSOR                           20
      HOW BONDS MAY BE REMOVED FROM THE TRUSTS                            20
      INFORMATION ABOUT THE TRUSTEE                                       21
      INFORMATION ABOUT THE SPONSOR                                       22
      OTHER INFORMATION                                                   22

WHAT IS THE NUVEEN TAX-EXEMPT UNIT TRUST?

This Nuveen Tax-Exempt Unit Trust is one of a series of separate but similar investment companies created by the Sponsor, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding this Trust is set forth in Part A of this Prospectus. The various Nuveen Tax-Exempt Unit Trusts are collectively referred to herein as the "Trusts"; the trusts in which few or none of the Bonds are insured are sometimes referred to as the "Traditional Trusts", the trusts in which all of the Bonds are insured as described herein are sometimes referred to as the "Insured Trusts", and the state trusts (both Traditional and Insured) are sometimes referred to as the "State Trusts." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Date of Deposit (the "Indenture") between John Nuveen & Co. Incorporated (the "Sponsor") and The Chase Manhattan Bank, N.A. (the "Trustee").

    The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of municipal debt obligations together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount, including accrued interest, required for their purchase (or the obligations themselves) (the "Bonds"). See "Schedule of Investments" in Part A of this Prospectus, for a description of the Securities deposited in a Trust. See "SUMMARY OF PORTFOLIOS" and "RISK FACTORS" for a discussion of zero coupon bonds and stripped obligations included in the Trusts, if any. Some of the delivery statements may relate to contracts for the purchase of "when issued" or other Bonds with delivery dates after the date of settlement for a purchase made on the Date of Deposit. See the "Schedule of Investments" in Part A of this Prospectus and "COMPOSITION OF TRUSTS". For a discussion of the Sponsor's obligations in the event of a failure of any contract for the purchase of any of the Bonds and its limited right to substitute other bonds to replace any failed contract, see "COMPOSITION OF TRUSTS."

    Payment of interest on the Bonds in each Insured Trust, and of principal at maturity, is guaranteed under policies of insurance obtained by the Sponsor or by the issuers of the Bonds. (See "WHY AND HOW ARE THE BONDS INSURED?".) AS A GENERAL MATTER, NEITHER THE ISSUER NOR THE SPONSOR HAS OBTAINED INSURANCE WITH RESPECT TO THE BONDS IN ANY TRADITIONAL TRUST.

    The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the principal and net income of such Trust in the ratio set forth in "Essential Information" in Part A of this Prospectus. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

WHAT ARE THE OBJECTIVES OF THE TRUSTS?

The objectives of the Trusts are income exempt from Federal income tax and, in the case of State Trusts, where applicable, state income and intangibles taxes, and conservation of capital, through an investment in obligations issued by or on behalf of states and territories of the United States and authorities and political subdivisions thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from Federal income tax under existing law and certain state income tax and intangibles taxes, if any, for purchasers who qualify as residents of that State in which Bonds are issued. Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds from MBIA Insurance Corporation, and as a result of such insurance the obligations in the Insured Trusts are rated "Aaa" by Moody's and "AAA" by Standard & Poor's. (See "WHY AND HOW ARE THE BONDS INSURED?".) All obligations in each Traditional Trust are rated in the category "A" or better (SP-1 or MIG 2 or better in the case of short term obligations included in a Short Term Traditional Trust) by Standard & Poor's or Moody's (including provisional or conditional ratings). In addition, certain Bonds in certain Traditional Trusts may be covered by insurance guaranteeing the timely payment, when due, of all principal and interest. There is, of course, no guarantee that the Trusts' objectives will be achieved. For a comparison of net after-tax return for various tax brackets see the "TAXABLE EQUIVALENT ESTIMATED CURRENT RETURN TABLES" included in the Appendices to the Information Supplement of this Prospectus.

SUMMARY OF PORTFOLIOS

In selecting Bonds for the respective Trusts, the following factors, among others, were considered: (i) the Standard & Poor's Corporation rating of the Bonds or the Moody's Investors Service, Inc. rating of the Bonds (see "WHAT ARE THE OBJECTIVES OF THE TRUSTS?" for a description of minimum rating standards),
(ii) the prices of the Bonds relative to other bonds of comparable quality and maturity, (iii) the diversification of Bonds as to purpose of issue and location of issuer, (iv) the maturity dates of the Bonds, and (v) in the case of the Insured Trusts only, the availability of MBIA Insurance Corporation insurance on such Bonds. (See "WHY AND HOW ARE THE BONDS INSURED?".)

RISK FACTORS

    An investment in Units of any Trust should be made with an understanding of the risks that such an investment may entail. Each Trust consists of fixed-rate municipal debt obligations. As such, the value of the debt obligations and therefore of the Units will decline with increases in interest rates. In general, the longer the period until the maturity of a Bond, the more sensitive its value will be to fluctuations in interest rates. The Sponsor cannot predict the extent or timing of such fluctuations and, accordingly, their effect upon the value of the debt obligations. Additional risk factors include the ability of the issuer, or, if applicable, an insurer, to make payments of interest and principal when due, "mandatory put" features, early call provisions and the potential for changes in the tax status of the Bonds. As set forth in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs briefly discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payment of principal and interest thereon, and which also therefore may adversely affect the ratings of such Bonds. With respect to Insured Trusts, however, because of the insurance obtained by the Sponsor or by the issuers of the Bonds, such changes should not adversely affect an Insured Trust's receipt of principal and interest, the Standard & Poor's AAA or Moody's Aaa ratings of the Bonds in the Insured Trust portfolio, or the Standard & Poor's AAA rating of the Units of each such Insured Trust. The Bonds described below may be subject to special or extraordinary redemption provisions. For economic risks specific to the individual Trusts, see Part A of this Prospectus and the Appendices to the Information Supplement of this Prospectus.

    HEALTH FACILITY OBLIGATIONS are obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels of the facility, demand for services, wages of employees, overhead expenses, competition from other similar providers, government regulation, the cost of malpractice insurance, and the degree of governmental financial assistance, including Medicare and Medicaid.

    HOUSING OBLIGATIONS are obligations of issuers whose revenues are primarily derived from mortgage loans on single family residences or housing projects for low to moderate income families. Housing obligations are generally prepayable at any time and therefore their average life will ordinarily be less than their stated maturities. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels, rental income, mortgage default rates, taxes, operating expenses, governmental regulations and the appropriation of subsidies.

    INDUSTRIAL REVENUE OBLIGATIONS are industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. Debt service payment on IRBs is dependent upon various factors, including the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor, revenues generated from the project, expenses associated with the project and regulatory and environmental restrictions.

    ELECTRIC UTILITY OBLIGATIONS are obligations of issuers whose revenues are primarily derived from the sale of electric energy. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including the rates for electricity, the demand for electricity, the degree of competition, governmental regulation, overhead expenses and variable costs, such as fuel.

    TRANSPORTATION FACILITY REVENUE OBLIGATIONS are obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The ability of issuers to make debt service payments on airport obligations is dependent on the capability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, many airlines may have difficulty meeting their obligations under these use agreements. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. The revenue of issuers of transit system obligations will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, competition from other forms of transportation, and increased costs. Port authorities derive their revenues primarily from fees imposed on ships using the facilities which may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks. The revenues of issuers which derive their payments from bridge, road or tunnel toll revenues could be adversely affected by increases in fuel costs, competition from toll-free vehicular bridges and roads and alternative modes of transportation.

    WATER AND/OR SEWERAGE OBLIGATIONS are obligations of issuers whose revenues are payable from user fees from the sale of water and/or sewerage services. The problems of such issuers include the ability to obtain rate increases, population declines, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulties obtaining new supplies of fresh water, the effect of conservation programs and in "no-growth" zoning ordinances.

    UNIVERSITY AND COLLEGE REVENUE OBLIGATIONS are obligations of issuers whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems faced by such issuers include declines in the number of "college" age individuals, possible inability to raise tuitions and fees, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

    DEDICATED-TAX SUPPORTED OBLIGATIONS are obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE OBLIGATIONS are obligations that are secured by lease payments of a governmental entity and are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    ORIGINAL ISSUE DISCOUNT OBLIGATIONS AND STRIPPED OBLIGATIONS are bonds which were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount obligations in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount obligations, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions, an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedule of Investments" appearing in Part A of this Prospectus for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Trust may be stripped obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation ("Stripped Obligations"). Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount obligations or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

    Certain bonds may carry a "mandatory put" (also referred to as a "mandatory tender" or "mandatory repurchase") feature pursuant to which the holder of such bonds will receive payment of the full principal amount thereof on a stated date prior to the maturity date unless such holder affirmatively acts to retain the bond. The Trustee does not have the authority to act to retain Bonds with such features; accordingly, it will receive payment of the full principal amount of any such Bonds on the stated put date and such date is therefore treated as the maturity date of such Bonds in selecting Bonds for the respective Trusts and for purposes of calculating the average maturity of the Bonds in any Trust.

COMPOSITION OF TRUSTS

Each Trust initially consists of delivery statements relating to contracts to purchase Bonds (or of such Bonds) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Bonds as may continue to be held from time to time (including certain securities deposited in the Trust in substitution for Bonds not delivered to a Trust or in exchange or substitution for Bonds upon certain refundings), together with accrued and undistributed interest thereon and undistributed cash realized from the disposition of Bonds.

    "WHEN-ISSUED" AND "DELAYED DELIVERY" TRANSACTIONS. The contracts to purchase Bonds delivered to the Trustee represent an obligation by issuers or dealers to deliver Bonds to the Sponsor for deposit in the Trusts. Certain of the contracts relate to Bonds which have not been issued as of the Date of Deposit and which are commonly referred to as "when issued" or "when, as and if issued" Bonds. Although the Sponsor believes it unlikely, if such Bonds, or replacement bonds described below, are not acquired by a Trust or if their delivery is delayed, the Estimated Current Returns and Estimated Long Term Returns shown in Part A of this Prospectus may be reduced. Certain of the contracts for the purchase of Bonds provide for delivery dates after the date of settlement for purchases made on the Date of Deposit. Interest on such "when issued" and "delayed delivery" Bonds accrues to the benefit of Unitholders commencing with the first settlement date for the Units. However, in the opinion of counsel, Unitholders who purchase their Units prior to the date such Bonds are actually delivered to the Trustee must reduce the tax basis of their Units for interest accruing on such Bonds during the interval between their purchase of Units and the delivery of the Bonds because such amounts constitute a return of principal. As a result of such adjustment, the Estimated Current Returns set forth in Part A of this Prospectus (which are based on the Public Offering Price as of the business day prior to the Date of Deposit) may be slightly lower than Unitholders will receive after the first year, assuming the Portfolio does not change and estimated annual expense does not vary from that set forth under "Essential Information" in Part A of this Prospectus. Those Bonds in each Trust purchased with delivery dates after the date of settlement for purchases made on the Date of Deposit are so noted in the "Schedule of Investments" in Part A of this Prospectus.

    LIMITED REPLACEMENT OF CERTAIN BONDS. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. In the event of a failure to deliver any Bond that has been purchased for a Trust under a contract, including those Bonds purchased on a when, as and if issued basis ("Failed Bonds"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Bonds ("Replacement Bonds") to make up the original corpus of the Trust within 20 days after delivery of notice of the failed contract and the cost to the Trust (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must satisfy the criteria previously described for the Trusts and shall be substantially identical to the Failed Bonds they replace in terms of (i) the exemption from federal and state taxation; (ii) maturity and;
(iii) cost to the Trust. In addition, Replacement Bonds shall not be "when, as and if issued" Bonds. Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days after the delivery thereof, mail or deliver a notice of such acquisition to all Unitholders of the Trust involved. Once the original corpus of the Trust is acquired, the Trustee will have no power to vary the investment of the Trust.

    To the extent Replacement Bonds are not acquired, the Sponsor shall refund to all Unitholders of the Trust involved the sales charge attributable to such Failed Bonds not replaced, and the principal and accrued interest attributable to such Bonds shall be distributed not more than 30 days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. Any such accrued interest paid to Unitholders will be paid by the Sponsor and, accordingly, will not be treated as tax-exempt income. In the event Failed Bonds in a Trust could not be replaced, the Net Annual Interest Income per Unit for such Trust would be reduced and the Estimated Current Return thereon might be lowered.

    SALE, MATURITY AND REDEMPTION OF BONDS. Certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms. The proceeds from such events will be used to pay for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Trust will retain for any length of time its present size and composition.

    All of the Bonds in each Trust are subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to the optional redemption provisions described in the "Schedule of Investments" in Part A of this Prospectus and in most cases pursuant to sinking fund, special or extraordinary redemption provisions. See the discussion of the various types of bond issues, above, for information on the call provisions of such bonds, particularly single family mortgage revenue bonds.

    The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. The exercise of redemption or call provisions is more likely to occur in situations where when the Bonds have an offering side evaluation which represents a premium over par (as opposed to a discount from par). (In the case of original issue discount bonds, such redemption is generally to be made at the issue price plus the amount of original issue discount accreted to the date of redemption; such price is referred to herein as "accreted value"). Because Bonds may have been valued at prices above or below par value or the then current accreted value at the time Units were purchased, Unitholders may realize gain or loss upon the redemption of portfolio Bonds. (See "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B and the "Schedule of Investments" in Part A of this Prospectus.)

    CERTAIN TAX MATTERS; LITIGATION. Certain of the Bonds in a Trust's portfolio may be subject to continuing requirements such as the actual use of bond proceeds, manner of operation of the project financed from bond proceeds or rebate of excess earnings on bond proceeds that may affect the exemption of interest on such Bonds from Federal income taxation. Although at the time of issuance of each of the Bonds in each Trust an opinion of bond counsel was rendered as to the exemption of interest on such obligations from Federal income taxation, and the issuers covenanted to comply with all requirements necessary to retain the tax-exempt status of the Bonds, there can be no assurance that the respective issuers or other obligors on such obligations will fulfill the various continuing requirements established upon issuance of the Bonds. A failure to comply with such requirements may cause a determination that interest on such obligations is subject to Federal income taxation, perhaps even retroactively from the date of issuance of such Bonds, thereby reducing the value of the Bonds and subjecting Unitholders to unanticipated tax liabilities.

    To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect on any of the Trusts. It is possible that after the Date of Deposit, litigation may be initiated with respect to Bonds in any Trust. Any such litigation may affect the validity of such Bonds or the tax-exempt nature of the interest thereon, but while the outcome of litigation of such nature can never be entirely predicted, the opinions of bond counsel to the issuer of each Bond on the date of issuance state that such Bonds were validly issued and that the interest thereon is, to the extent indicated, exempt from Federal income tax.

WHY AND HOW ARE THE BONDS INSURED?

Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by the Sponsor or by the issuers or underwriters of the Bonds from the MBIA Insurance Corporation (the "Insurer"). Certain of the Bonds in an Insured Trust may be covered by a policy or policies of insurance obtained by the issuers or underwriters of the Bonds from Municipal Bond Insurance Association (the "Association") or Bond Investors Guaranty Insurance Company ("BIG"). The claims-paying ability of both the Insurer and the Association was rated "AAA Prime Grade" by Standard & Poor's. Moody's rates all bond issuers insured by either the Insurer or the Association "Aaa" and short-term loans "MIG 1," both designated to be of the highest quality. The Insurer has issued a policy or policies of insurance covering each of the Bonds in the Insured Trusts, each policy to remain in force until the payment in full of such Bonds and whether or not the Bonds continue to be held by an Insured Trust. By the terms of each policy the Insurer will unconditionally guarantee to the holders or owners of the Bonds the payment, when due, required of the issuer of the Bonds of an amount equal to the principal of and interest on the Bonds as such payments shall become due but not be paid (except that in the event of any acceleration of the due date of principal by reason of mandatory or optional redemption, default or otherwise, the payments guaranteed will be made in such amounts and at such times as would have been due had there not been an acceleration).

    Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Trust may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Trusts as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's and/or "AAA" by Standard & Poor's in recognition of such insurance.

    If a Bond in a Traditional Trust is insured, the "Schedule of Investments" appearing in Part A of this Prospectus will identify the insurer. The Sponsor to date has purchased and presently intends to purchase insurance for Bonds in Traditional Trusts exclusively from the Insurer. There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's and/or Moody's have rated the claims-paying ability of each insurer "AAA" or "Aaa," respectively.

    The Insurer is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against the Insurer. The Insurer is a limited liability corporation rather than a several liability association. The Insurer is domiciled in the State of New York and licensed to do business in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has one European branch in the Republic of France.

    As of June 30, 1995 the Insurer had admitted assets of $3.6 billion (unaudited), total liabilities of $2.4 billion (unaudited), and total capital and surplus of $1.2 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of December 31, 1994, the Insurer had admitted assets of $3.4 billion (audited), total liabilities of $2.3 billion (audited), and total capital and surplus of $1.1 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

    The Association is comprised of the five insurance companies set forth in the following table, which provides certain unaudited financial information with respect to each of the five insurance companies comprising the Association.

                      MUNICIPAL BOND INSURANCE ASSOCIATION
      FIVE MEMBER COMPANIES ASSETS AND POLICYHOLDERS' SURPLUS (UNAUDITED)
                           AS OF SEPTEMBER 30, 1994.
                                (000'S OMITTED)

                                                                               NEW YORK      NEW YORK       NEW YORK
                                                                              STATUTORY     STATUTORY    POLICYHOLDERS
                                                                                ASSETS     LIABILITIES      SURPLUS
                                                                             ------------  ------------  --------------
The AEtna Casualty & Surety Company........................................  $ 10,030,200  $  8,275,300  $   1,754,900
Fireman's Fund Insurance Company...........................................     6,815,775     4,904,534      1,911,241
The Travelers Indemnity Company............................................    10,295,359     8,515,392      1,779,967
CIGNA Property and Casualty Company (formerly AEtna Insurance Company).....     5,112,251     4,842,235        270,016
The Continental Insurance Company..........................................     2,794,536     2,449,805        344,731
                                                                             ------------  ------------  --------------
        Total..............................................................  $ 35,048,121  $ 28,987,266  $   6,060,855
                                                                             ------------  ------------  --------------
                                                                             ------------  ------------  --------------

    Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies are required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

    The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds. See the Information Supplement--for further information concerning insurance.

    Because the insurance on the Bonds, if any, will be effective so long as the Bonds are outstanding, such insurance will be taken into account in determining the market value of the Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Insured Trusts. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

HOW IS THE PUBLIC OFFERING PRICE DETERMINED?

The Public Offering Price of the Units of each Trust is equal to the Trustee's determination of the aggregate OFFERING prices of the Bonds deposited therein (minus any advancement to the principal account of the Trust made by the

Trustee) plus a sales charge set forth in "Essential Information" in Part A of this Prospectus, in each case adding to the total thereof cash held by the Trust, if any, and dividing the sum so obtained by the number of Units outstanding in the Trust. See "UNIT VALUE AND EVALUATION."

    The sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least $50,000 or 500 Units and will be applied on whichever basis is more favorable to the purchaser. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the following tables based on the amount of intended aggregate purchases as expressed in the letter of intent. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount. Sales charges during the primary offering period are as follows:

                                            NATIONAL AND STATE TRUSTS         LONG INTERMEDIATE TRUSTS        INTERMEDIATE
                                                                                                                 TRUSTS
                                          -----------------------------     -----------------------------     ------------
                                            PERCENT          PERCENT          PERCENT          PERCENT          PERCENT
                                               OF             OF NET             OF             OF NET             OF
                                            OFFERING          AMOUNT          OFFERING          AMOUNT          OFFERING
            NUMBER OF UNITS*                 PRICE           INVESTED          PRICE           INVESTED          PRICE
----------------------------------------  ------------     ------------     ------------     ------------     ------------
Less than 500...........................         4.90 %           5.152%           4.25 %           4.439%           3.90%
500 but less than 1,000.................         4.75             4.987            4.15             4.330            3.70
1,000 but less than 2,500...............         4.50             4.712            3.85             4.004            3.50
2,500 but less than 5,000...............         4.25             4.439            3.60             3.734            3.25
5,000 but less than 10,000..............         3.50             3.627            3.35             3.466            3.00
10,000 but less than 25,000.............         3.00             3.093            3.00             3.093            2.75
25,000 but less than 50,000.............         2.50             2.564            2.50             2.564            2.50
50,000 or more..........................         2.00             2.041            2.00             2.041            2.00


                                            PERCENT
                                             OF NET
                                             AMOUNT
            NUMBER OF UNITS*                INVESTED
----------------------------------------  ------------
Less than 500...........................         4.058%
500 but less than 1,000.................         3.842
1,000 but less than 2,500...............         3.627
2,500 but less than 5,000...............         3.359
5,000 but less than 10,000..............         3.093
10,000 but less than 25,000.............         2.828
25,000 but less than 50,000.............         2.564
50,000 or more..........................         2.041

                                            SHORT INTERMEDIATE TRUSTS
                                                                                  SHORT TERM TRUSTS
                                          -----------------------------     -----------------------------
                                            PERCENT          PERCENT          PERCENT          PERCENT
                                               OF             OF NET             OF             OF NET
                                            OFFERING          AMOUNT          OFFERING          AMOUNT
            NUMBER OF UNITS*                 PRICE           INVESTED          PRICE           INVESTED
----------------------------------------  ------------     ------------     ------------     ------------
Less than 500...........................         3.00 %           3.093%           2.50 %           2.564%
500 but less than 1,000.................         2.80             2.881            2.30             2.354
1,000 but less than 2,500...............         2.60             2.670            2.10             2.145
2,500 but less than 5,000...............         2.35             2.407            1.85             1.885
5,000 but less than 10,000..............         2.10             2.145            1.60             1.626
10,000 but less than 25,000.............         1.85             1.885            1.35             1.368
25,000 but less than 50,000.............         1.80             1.833            1.25             1.266
50,000 or more..........................         1.50             1.523            1.15             1.163

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc., and will be applied on that basis which is more favorable to the purchaser.

    For "secondary market" sales the Public Offering Price per Unit of each Trust is determined by adding to the Trustee's determination of the BID price of each Bond in the Trust a sales charge determined in accordance with the table set forth below based upon the number of years remaining to the maturity of each such Bond. See "UNIT VALUE AND EVALUATION." The effect of this method of sales charge calculation will be that different sales charge rates will be applied to the various Bonds in a Trust portfolio based upon the maturities of such Bonds. As shown, the sales charge on Bonds in each maturity range (and therefore the aggregate sales charge on the purchase) is reduced with respect to purchases of at least $50,000 or 500 Units:

                                                                       AMOUNT OF PURCHASE*
                              -----------------------------------------------------------------------------------------------------
                                            $50,000      $100,000     $250,000     $500,000    $1,000,000   $2,500,000
                                UNDER          TO           TO           TO           TO           TO           TO       $5,000,000
YEARS TO MATURITY              $50,000      $99,999      $249,999     $499,999     $999,999    $2,499,999   $4,999,999    OR MORE
----------------------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Less than 1...................         0           0            0            0            0            0            0            0
1 but less than 2.............     1.523 %     1.446 %      1.369 %      1.317 %      1.215 %      1.061 %       .900 %       .750 %
2 but less than 3.............     2.041       1.937        1.833        1.729        1.626        1.420        1.225        1.030
3 but less than 4.............     2.564       2.433        2.302        2.175        2.041        1.781        1.546        1.310
4 but less than 5.............     3.093       2.961        2.828        2.617        2.459        2.175        1.883        1.590
5 but less than 7.............     3.627       3.433        3.239        3.093        2.881        2.460        2.165        1.870
7 but less than 10............     4.167       3.951        3.734        3.520        3.239        2.828        2.489        2.150
10 but less than 13...........     4.712       4.467        4.221        4.004        3.788        3.253        2.842        2.430
13 but less than 16...........     5.263       4.988        4.712        4.439        4.167        3.627        3.169        2.710
16 or more....................     5.820       5.542        5.263        4.987        4.603        4.004        3.500        3.000

 *Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

    The secondary market sales charges above are expressed as a percent of the net amount invested; expressed as a percent of the Public Offering Price, the maximum sales charge on any Trust, including one consisting entirely of Bonds with 16 years or more to maturity, would be 5.50% (5.820% of the net amount invested). The actual secondary market sales charge included in the Public Offering Price of any particular Trust will depend on the maturities of the Bonds in the portfolio of such Trust.

    Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the original principal amount of the Trust.

    At all times while Units are being offered for sale, the Sponsor will appraise or cause to be appraised daily the value of the underlying Bonds in each Trust as of 4:00 p.m. eastern time on each day on which the New York Stock Exchange (the "Exchange") is normally open and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

    Accrued interest from the preceding Record Date to, but not including, the settlement date of the transaction (three business days after purchase) will be added to the Public Offering Price to determine the purchase price of Units. See "WHAT IS ACCRUED INTEREST?".

    The graduated sales charges set forth above will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of this Series will be aggregated with concurrent purchases of any other Series or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of an individual and his or her spouse and children under 21 years of age ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. Units may be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp. and The John Nuveen Company, including in each case these individuals and their immediate family members (as defined above).

    Units may be purchased in the primary or secondary market at the Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows to brokers and dealers for non-breakpoint purchases (see "HOW UNITS OF THE TRUSTS ARE DISTRIBUTED TO THE PUBLIC?") by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as defined above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

    The initial or primary Public Offering Price of the Units in each Trust is based upon a pro rata share of the OFFERING prices per Unit of the Bonds in such Trust plus the applicable sales charge. The secondary market Public Offering Price of each Trust is based upon a pro rata share of the BID prices per Unit of the Bonds in such Trust plus the applicable sales charge. The OFFERING prices of Bonds in a Trust may be expected to average between 1/2% to 2% more than the BID prices of such Bonds. The difference between the bid side evaluation and the offering side evaluation of the Bonds in each Trust on the business day prior to the Date of Deposit is shown in the discussion of each Trust portfolio.

    Whether or not Units are being offered for sale, the Sponsor will determine the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

MARKET FOR UNITS

During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price equivalent to the pro rata share per Unit of the OFFERING prices of the Bonds in such Trust (plus accrued interest). Afterward, although it is not obligated to do so, the Sponsor intends to maintain a secondary market for Units of each Trust at its own expense and continuously to offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the BID prices of Bonds in the respective portfolios of the Trusts. UNITHOLDERS WHO WISH TO DISPOSE OF THEIR UNITS SHOULD INQUIRE OF THE TRUSTEE OR THEIR BROKER AS TO THE CURRENT REDEMPTION PRICE. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE?".) In connection with its secondary marketmaking activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement the Sponsor will purchase Units from the broker or dealer at the bid price and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

    Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates as tender of the Certificate, properly endorsed for transfer. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE?".)

WHAT IS ACCRUED INTEREST?

Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds in each Trust is accounted for daily on an accrual basis. For this reason, the purchase price of Units of a Trust will include not only the Public Offering Price but also the proportionate share of accrued interest to the date of settlement. Accrued interest does not include accrual of original issue discount on zero coupon bonds, Stripped Obligations or other original issue discount bonds. Interest accrues to the benefit of Unitholders commencing with the settlement date of their purchase transaction.

    In an effort to reduce the amount of accrued interest that investors would have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to each Trust the amount of accrued interest due on the Bonds as of the Date of Deposit (which has been designated the first Record Date for all plans of distribution). This accrued interest will be paid to the Sponsor as the holder of record of all Units on the Date of Deposit. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the Date of Deposit to, but not including, the date of settlement of the investor's purchase (three business days after purchase), less any distributions from the related Interest Account. The Trustee will recover its advancements (without interest or other cost to the Trusts) from interest received on the Bonds deposited in each Trust.

    The Trustee has no cash for distribution to Unitholders until it receives interest payments on the Bonds in the Trusts. Since municipal bond interest is accrued daily but paid only semi-annually, during the initial months of the Trusts, the Interest Accounts, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. However, due to advances by the Trustee, the Trustee will provide a first distribution between approximately 30 and 60 days after the Date of Deposit. Assuming each Trust retains its original size and composition and expenses and fees remain the same, annual interest collected and distributed will approximate the estimated Net Annual Interest Income stated herein. However, the amount of accrued interest at any point in time will be greater than the amount that the Trustee will have actually received and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is included in the Purchase Price and the redemption price of the Units.

    Interest is accounted for daily and a proportionate share of accrued and undistributed interest computed from the preceding Record Date is added to the daily valuation of each Unit of each Trust. (See Part A of this Prospectus and "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?".) As Bonds mature, or are redeemed or sold, the accrued interest applicable to such bonds is collected and subsequently distributed to Unitholders. Unitholders who sell or redeem all or a portion of their Units will be paid their proportionate share of the remaining accrued interest to, but not including, the third business day following the date of sale or tender.

WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?

The Estimated Long Term Return for each Trust is a measure of the return to the investor expected to be earned over the estimated life of the Trust. The Estimated Long Term Return represents an average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practice and adjusted to reflect expenses and sales charges. Under accepted bond practice, tax-exempt bonds are customarily offered to investors on a "yield price" basis, which involves computation of yield to maturity or to an earlier call date (whichever produces the lower yield), and which takes into account not only the interest payable on the bonds but also the amortization or accretion of any premium over, or discount from, the par (maturity) value inherent in the bond's purchase price. In the calculation of Estimated Long Term Return, the average yield for the Trust's portfolio is derived by weighting each Bond's yield by the market value of the Bond and by the amount of time remaining to the date to which the Bond is priced. This weighted average yield is then adjusted to reflect estimated expenses, is compounded, and is reduced by a factor which represents the amortization of the sales charge over the expected average life of the Trust. The Estimated Long Term Return calculation does not take into account the effect of a first distribution which may be less than a regular distribution or may be paid at some point after 30 days (or a second distribution which may be less than a normal distribution for Unitholders who choose quarterly or semi-annual plans of distribution), and it also does not take into account the difference in timing of payments to Unitholders who choose quarterly or semi-annual plans of distribution, each of which will reduce the return.

    Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price. In contrast to Estimated Long Term Return, Estimated Current Return does not reflect the amortization of premium or accretion of discount, if any, on the Bonds in the Trust's portfolio. Net Annual Interest Income per Unit is calculated by dividing the annual interest income to the Trust, less estimated expenses, by the number of Units outstanding.

    Net Annual Interest Income per Unit, used to calculate Estimated Current Return, will vary with changes in fees and expenses of the Trustee and the Evaluator and with the redemption, maturity, exchange or sale of Bonds. A Unitholder's actual return may vary significantly from the Estimated Long-Term Return, based on their holding period, market interest rate changes, other factors affecting the prices of individual bonds in the portfolio, and differences between the expected remaining life of portfolio bonds and the actual length of time that they remain in the Trust; such actual holding periods may be reduced by termination of the Trust, as described in "OTHER INFORMATION." Since both the Estimated Current Return and the Estimated Long Term Return quoted herein are based on the market value of the underlying Bonds on the business day prior to the Date of Deposit, subsequent calculations of these performance measures will reflect the then current market value of the underlying Bonds and may be higher or lower. The Sponsor will provide estimated cash flow information relating to a Trust without charge to each potential investor in a Trust who receives this prospectus and makes an oral or written request to the Sponsor for such information.

    A portion of the monies received by a Trust may be treated, in the first year only, as a return of principal due to the inclusion in the Trust portfolio of "when-issued" or other Bonds having delivery dates after the date of settlement for purchases made on the Date of Deposit. A consequence of this treatment is that in the computation of Estimated Current Return for the first year, such monies are excluded from Net Annual Interest Income and treated as an adjustment to the Public Offering Price. (See "Essential Information" appearing in Part A of this Prospectus, "COMPOSITION OF TRUSTS" and "WHAT IS THE TAX STATUS OF UNITHOLDERS?")

    A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on a Trust and returns over specified periods on other similar Nuveen Trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CD's and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CD's and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in the Prospectus.

HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?

The prices at which the Bonds deposited in the Trusts would have been offered to the public on the business day prior to the Date of Deposit were determined by the Trustee on the basis of an evaluation of such Bonds prepared by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., a firm regularly engaged in the business of evaluating, quoting or appraising comparable bonds. With respect to Bonds in Insured Trusts and insured Bonds in Traditional Trusts, Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., evaluated the Bonds as so insured. (See "WHY AND HOW ARE THE BONDS INSURED?".)

    The amount by which the Trustee's determination of the OFFERING PRICES of the Bonds deposited in the Trusts was greater or less than the cost of such Bonds to the Sponsor was PROFIT OR LOSS to the Sponsor exclusive of any underwriting profit. (See Part A of this Prospectus.) The Sponsor also may realize FURTHER PROFIT OR SUSTAIN FURTHER LOSS as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

WHAT IS THE TAX STATUS OF UNITHOLDERS?

At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax were rendered by bond counsel to the respective issuing authorities. In addition, with respect to State Trusts, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds, when held by residents of the state in which the issuers of such Bonds are located, from state income taxes and certain state or local intangibles and local income taxes. For a discussion of the tax status of State Trusts see Part A of this Prospectus. Neither the Sponsor nor its counsel have made any special review for the Trusts of the proceedings relating to the issuance of the Bonds or of the basis for the opinions rendered in connection therewith. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date of which interest is determined to be taxable.

    Federally tax-exempt income, including income on Units of the Trusts, will be taken into consideration in computing the portion, if any, of social security benefits received that will be included in a taxpayer's gross income subject to the Federal income tax.

    Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unitholder is includable in gross income for Federal income tax purposes, and may be includable in gross income for state tax purposes. (Such gain does not include any amounts received in respect of tax-exempt accrued interest or accrued original issue discount, if any.) A portion of a Unitholder's gain, to the extent of accreted market discount, may be treated as ordinary income rather than capital gain if the Bonds were purchased by a Trust at a market discount or if the Unitholder purchased his or her Units at a market discount on or after April 30, 1993. Market discount can arise based on the price the Trust pays for the Bonds or the price a Unitholder pays for his or her Units. Market discount that accretes while the Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisors regarding these rules and their application.

    In the opinion of Chapman and Cutler, Counsel to the Sponsor, under existing law:

    (1) the Trusts are not associations taxable as corporations for Federal income tax purposes. Tax-exempt interest received by each of the Trusts on Bonds deposited therein will retain its status as tax-exempt interest, for Federal income tax purposes, when received by the Trusts and when distributed to the Unitholders, except that the alternative minimum tax and environmental tax (the "Superfund Tax") applicable to corporate Unitholders may, in certain circumstances, include in the amount on which such taxes are calculated a portion of the interest income received by the Trust. See "CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS", below;

    (2) each Unitholder of a Trust is considered to be the owner of a pro rata portion of such Trust under Subpart E, subchapter J of Chapter 1 of the Internal Revenue Code of 1986 (the "Code") and will have a taxable event when the Trust disposes of a Bond or when the Unitholder redeems or sells Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the Trust, if any, on Bonds delivered after the date the Unitholders pay for their Units and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment at maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the date of acquisition of the Units. The tax cost reduction requirements of said Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his or her Units are sold or redeemed for an amount equal to their original cost; and

    (3) any amounts paid on defaulted Bonds held by the Trustee under policies of insurance issued with respect to such Bonds will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the respective issuer provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the bonds, rather than the insurer, will pay debt service on the bonds. Paragraph (2) of this opinion is accordingly applicable to policy proceeds representing maturing interest.

In the opinion of Carter, Ledyard & Milburn, counsel to the Trustee, and, in the absence of a New York Trust from the Series, special counsel for the Series for New York tax matters, under existing law:

        Under the income tax laws of the State and City of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders.

    For a summary of each opinion of special counsel to the respective State Trusts for state tax matters, see Part A of this Prospectus.

    ALL STATEMENTS IN THE PROSPECTUS CONCERNING EXEMPTION FROM FEDERAL, STATE OR OTHER TAXES ARE THE OPINION OF COUNSEL AND ARE TO BE SO CONSTRUED.

    The Internal Revenue Code provides that interest on indebtedness incurred or continued to purchase or carry obligations, the interest on which is wholly exempt from Federal income taxes, is not deductible. Because each Unitholder is treated for Federal income tax purposes as the owner of a pro rata share of the Bonds owned by the applicable Trust, interest on borrowed funds used to purchase or carry Units of such Trust will not be deductible for Federal income tax purposes. Under rules used by the Internal Revenue Service for determining when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Similar rules are generally applicable for state tax purposes. Special rules apply in the case of certain financial institutions that acquire Units. Investors with questions regarding these issues should consult with their tax advisers.

    For purposes of computing the alternative minimum tax for individuals and corporations, interest on certain specified tax-exempt private activity bonds is included as a preference item. The Trusts do not include any such bonds.

    CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS. In the case of certain corporations, the alternative minimum tax and the Superfund Tax depend upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI and the Superfund Tax of a corporation (other than an S corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operation loss deduction). Although tax-exempt interest received by each of the Trusts on Bonds deposited therein will not be included in the gross income of corporations for Federal income tax purposes, "adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in the Trust and tax-exempt original issue discount.

    Corporate Unitholders are urged to consult their own tax advisers with respect to the particular tax consequences to them resulting under the Federal tax law, including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

    EXCEPT AS NOTED ABOVE AND IN PART A OF THIS PROSPECTUS, THE EXEMPTION OF INTEREST ON STATE AND LOCAL OBLIGATIONS FOR FEDERAL INCOME TAX PURPOSES DOES NOT NECESSARILY RESULT IN EXEMPTION UNDER THE INCOME OR OTHER TAX LAWS OF ANY STATE OR CITY. THE LAWS OF THE SEVERAL STATES VARY WITH RESPECT TO THE TAXATION OF SUCH OBLIGATIONS.

WHAT ARE NORMAL TRUST OPERATING EXPENSES?

No annual advisory fee is charged to the Trusts by the Sponsor. The Sponsor does, however, receive a fee as set forth in "Essential Information" in Part A of this Prospectus for regularly evaluating the Bonds and for maintaining surveillance over the portfolio. (See "UNIT VALUE AND EVALUATION.")

    The Trustee receives for ordinary recurring services an annual fee for each plan of distribution for each Trust as set forth in "Essential Information" appearing in Part A of this Prospectus. Each annual fee is per $1,000 principal amount of the underlying Bonds in a Trust for that portion of the Trust that represents a particular plan of distribution. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions) and may be further adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Trusts. The Trustee has the use of funds, if any, being held in the Interest and Principal Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Fund is expected to result from such use of these funds.

    Premiums for the policies of insurance obtained by the Sponsor or by the Bond issuers with respect to the Bonds in the Insured Trusts and with respect to insured Bonds in Traditional Trusts have been paid in full prior to the deposit of the Bonds in the Trusts, and the value of such insurance has been included in the evaluation of the Bonds in each Trust and accordingly in the Public Offering Price of Units of each Trust. There are no annual continuing premiums for such insurance.

    All or a portion of the expenses incurred in establishing the Trusts, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, legal fees, the initial fees and expenses of the Trustee and any other non-material out-of-pocket expenses, will be paid by the Trusts and amortized over the first five years of such Trusts. The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Bonds or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses including counsel fees (including fees of bond counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The Trustee is empowered to sell Bonds in order to pay these amounts if funds are not otherwise available in the applicable Interest and Principal Accounts.

    The Indenture requires each Trust to be audited on an annual basis at the expense of the Trust by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Trust shall exceed $.05 per Unit on an annual basis. Unitholders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?

Interest received by the Trustee on the Bonds in each Trust, including that part of the proceeds of any disposition of Bonds which represents accrued interest and including any insurance proceeds representing interest due on defaulted Bonds, shall be credited to the "Interest Account" of such Trust and all other moneys received by the Trustee shall be credited to the "Principal Account" of such Trust.

    The pro rata share of cash in the Principal Account in each Trust will be computed as of each semi-annual Record Date and distributions to the Unitholders as of such Record Date will be made on or shortly after the fifteenth day of the month. Proceeds received from the disposition, including sale, call or maturity, of any of the Bonds and all amounts paid with respect to zero coupon bonds and Stripped Obligations will be held in the Principal Account and either used to pay for Units redeemed or distributed on the Distribution Date following the next semi-annual Record Date. The Trustee is not required to make a distribution from the Principal Account of any Trust unless the amount available for distribution in such account equals at least ten cents per Unit.

    The pro rata share of the Interest Account in each Trust will be computed by the Trustee each month as of each Record Date and distributions will be made on or shortly after the fifteenth day of the month to Unitholders of such Trust as of the Record Date who are entitled to distributions at that time under the plan of distribution chosen. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date under the applicable plan of distribution.

    Purchasers of Units who desire to receive interest distributions on a monthly or quarterly basis may elect to do so at the time of purchase during the initial public offering period. Those indicating no choice will be deemed to have chosen the semi-annual distribution plan. All Unitholders, however, who purchase Units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Thereafter, Record Dates for monthly distributions will be the first day of each month; Record Dates for quarterly distributions will be the first day of February, May, August and November; and Record Dates for semi-annual distributions will be the first day of May and November. See Part A of this Prospectus for details of distributions per Unit of each Trust under the various plans based upon estimated Net Annual Interest Income at the Date of Deposit. The amount of the regular distributions will generally change when Bonds are redeemed, mature or are sold or when fees and expenses increase or decrease. For the purpose of minimizing fluctuations in the distributions from the Interest Account of a Trust, the Trustee is authorized to advance such amounts as may be necessary to provide for interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Interest Account of such Trust. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

    The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders desiring to change their plan of distribution may do so by sending a written notice requesting the change, together with any Certificate(s), to the Trustee. The notice and any Certificate(s) must be received by the

Trustee not later than the semi-annual Record Date to be effective as of the semi-annual distribution following the subsequent semi-annual Record Date. Unitholders are requested to make any such changes within 45 days prior to the applicable Record Date. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.")

    As of the first day of each month the Trustee will deduct from the Interest Account of a Trust or, to the extent funds are not sufficient therein, from the Principal Account of a Trust, amounts needed for payment of expenses of such Trust. The Trustee also may withdraw from said accounts such amount, if any, as it deems necessary to establish a reserve for any governmental charges payable out of such Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee shall withdraw from the Interest Account and the Principal Account of a Trust such amounts as may be necessary to cover redemptions of Units of such Trust by the Trustee. Funds which are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal banking procedures.

ACCUMULATION PLAN

The Sponsor is also the principal underwriter of the Accumulation Funds described in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. (Reinvestment generally is available only to Unitholders who are residents of the states for which such portfolios are named.) Unitholders may reinvest both interest and principal distributions or principal distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is Nuveen Advisory Corp., a wholly-owned subsidiary of the Sponsor. For a more detailed description, Unitholders of each Accumulation Fund should read carefully the prospectus of the Accumulation Fund in which they are interested. For additional information concerning the Accumulation Plan see the Information Supplement of this Prospectus.

                      ACCUMULATION FUND                                            GENERAL FUND DESCRIPTION
--------------------------------------------------------------  --------------------------------------------------------------
Nuveen Municipal Bond Fund                                      Tax-exempt   income  by   investing  in   long-term  municipal
                                                                securities.
Nuveen Tax-Free  Reserves,  Inc.  and  Nuveen  Tax-Free  Money
Market Fund, Inc.:
Nuveen  Massachusetts  Tax-Free Money  Market Fund  Nuveen New  Tax-exempt and in certain cases double and triple tax-  exempt
York Tax-Free Money Market Fund                                 "money market" funds with checkwriting privileges.
Nuveen California Tax-Free Fund:
Nuveen California Tax-Free Value Fund                           Double  tax-exempt income by investing in long-term investment grade California tax-exempt securities.
Nuveen California Insured Tax-Free Value Fund                   Double tax-exempt income  by investing  in insured  California tax-exempt securities.
Nuveen California Tax-Free Money Market Fund                    California  tax-exempt "money  market" fund  with checkwriting privileges.
Nuveen Tax-Free  Bond Fund,  Inc.  and the  Nuveen  Multistate
Tax-Free Trust:
Nuveen  Massachusetts  Tax-Free  Value Fund,  Nuveen  New York  Double and  in  certain  cases  triple  tax-exempt  income  by
Tax-Free  Value Fund, Nuveen Ohio  Tax-Free Value Fund, Nuveen  investing in tax-exempt securities in the state for which  the
New  Jersey Tax-Free Value Fund, Nuveen Arizona Tax-Free Value  portfolio is named.
Fund, Nuveen  Florida  Tax-Free Value  Fund,  Nuveen  Maryland
Tax-Free  Value  Fund,  Nuveen Michigan  Tax-Free  Value Fund,
Nuveen Pennsylvania Tax-Free  Value Fund  and Nuveen  Virginia
Tax-Free Value Fund
Nuveen Insured Tax-Free Bond Fund, Inc.:
Nuveen  Insured  Municipal  Bond  Fund,  Nuveen  Massachusetts  Tax-exempt and in certain cases double and triple tax-  exempt
Insured  Tax-Free Value Fund  and the Nuveen  New York Insured  funds investing in insured tax-exempt securities in the  state
Tax-Free Value Fund.                                            for which the portfolio is named.

Shareholder Services, Inc. will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust interest distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of principal used to purchase shares of an Accumulation Fund will be separately confirmed by Shareholder Services, Inc. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

HOW DETAILED ARE REPORTS TO UNITHOLDERS?

The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of interest, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding and a year to date summary of all distributions paid on said Units. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement with respect to such Trust (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Bonds), and, except for any State Trust, the percentage of such interest by states in which the issuers of the Bonds are located, deductions for fees and expenses of such Trust, redemption of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchase of Replacement Bonds, the amount paid upon redemption of Units, deductions for payment of applicable taxes and fees and expenses of the Trustee, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (iv) the Unit Value based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. Each annual statement will reflect pertinent information in respect of all plans of distribution so that Unitholders may be informed regarding the results of other plans of distribution.

UNIT VALUE AND EVALUATION

The value of each Trust is determined by the Sponsor on the basis of (1) the cash on hand in the Trust or moneys in the process of being collected, (2) the value of the Bonds in the Trust based on the BID prices of the Bonds and (3) interest accrued thereon not subject to collection, LESS (1) amounts representing taxes or governmental charges payable out of the Trust and (2) the accrued expenses of the Trust. The result of such computation is divided by the number of Units of such Trust outstanding as of the date thereof to determine the per Unit value ("Unit Value") of such Trust. The Sponsor may determine the value of the Bonds in each Trust (1) on the basis of current BID prices of the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust, (2) if bid prices are not available for any of the Bonds, on the basis of bid prices for comparable bonds, (3) by causing the value of the Bonds to be determined by others engaged in the practice of evaluating, quoting or appraising comparable bonds or (4) by any combination of the above. Although the Unit Value of each Trust is based on the BID prices of the Bonds, the Units are sold initially to the public at the Public Offering Price based on the OFFERING prices of the Bonds.

    Because the insurance obtained by the Sponsor or by the issuers of Bonds with respect to the Bonds in the Insured Trusts and with respect to insured Bonds in Traditional Trusts is effective so long as such Bonds are outstanding, such insurance will be taken into account in determining the bid and offering prices of such Bonds and therefore some value attributable to such insurance will be included in the value of Units of Trusts that include such Bonds.

HOW UNITS OF THE TRUSTS ARE DISTRIBUTED TO THE PUBLIC

John Nuveen & Co. Incorporated is the Sponsor and sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of National, Long Intermediate, Intermediate, Short Intermediate and Short Term Trusts for sale under the laws of substantially all of the states of the United States of America, and Units of State Trusts only in the state for which the Trust is named and selected other states.

    Promptly following the deposit of Bonds in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $5,000 or 50 Units, whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

    The Sponsor plans to allow a  discount to brokers and dealers in  connection
with   the  primary  distribution   of  Units  and   also  in  secondary  market
transactions. The primary market discounts are as follows:

                                                         DISCOUNT PER UNIT
                                --------------------------------------------------------------------
                                 NATIONAL    LONG INTER-                  SHORT INTER-
                                AND STATE      MEDIATE     INTERMEDIATE      MEDIATE     SHORT TERM
NUMBER OF UNITS*                  TRUSTS       TRUSTS         TRUSTS         TRUSTS        TRUSTS
------------------------------  ----------  -------------  -------------  -------------  -----------
Less than 500.................    $3.20         $2.90          $2.70          $2.00         $1.50
500 but less than 1,000.......     3.20         2.90           2.70           2.00          1.50
1,000 but less than 2,500.....     3.20         2.70           2.50           1.80          1.30
2,500 but less than 5,000.....     3.20         2.45           2.25           1.55          1.05
5,000 but less than 10,000....     2.50         2.45           2.25           1.55          1.05
10,000 but less than 25,000...     2.00         2.00           2.00           1.30           .80
25,000 but less than 50,000...     1.75         1.75           1.75           1.30           .60
50,000 or more................     1.75         1.50           1.50           1.00           .60

*Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc. and will be applied on that basis which is more favorable to the purchaser.

    The Sponsor currently intends to maintain a secondary market for Units of each Trust. See "MARKET FOR UNITS." The amount of the dealer concession on secondary market purchases of Trust Units through the Sponsor will be computed based upon the value of the Bonds in the Trust portfolio, including the sales charge computed as described in "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?", and adjusted to reflect the cash position of the Trust principal account, and will vary with the size of the purchase as shown in the following table:

                                                               AMOUNT OF PURCHASE*
                            -----------------------------------------------------------------------------------------
                                        $50,000   $100,000   $250,000   $500,000   $1,000,000  $2,500,000
                              UNDER       TO         TO         TO         TO          TO          TO      $5,000,000
YEARS TO MATURITY            $50,000    $99,999   $249,999   $499,999   $999,999   $2,499,999  $4,999,999   OR MORE
--------------------------  ---------  ---------  ---------  ---------  ---------  ----------  ----------  ----------
Less than 1...............      0          0          0          0          0          0           0           0
1 but less than 2.........    1.00%      .90%       .85%       .80%       .70%        .55%       .467%       .389%
2 but less than 3.........    1.30%      1.20%      1.10%      1.00%      .90%        .73%       .634%       .538%
3 but less than 4.........    1.60%      1.45%      1.35%      1.25%      1.10%       .90%       .781%       .662%
4 but less than 5.........    2.00%      1.85%      1.75%      1.55%      1.40%      1.25%       1.082%      .914%
5 but less than 7.........    2.30%      2.15%      1.95%      1.80%      1.65%      1.50%       1.320%      1.140%
7 but less than 10........    2.60%      2.45%      2.25%      2.10%      1.95%      1.70%       1.496%      1.292%
10 but less than 13.......    3.00%      2.80%      2.60%      2.45%      2.30%      2.00%       1.747%      1.494%
13 but less than 16.......    3.25%      3.15%      3.00%      2.75%      2.50%      2.15%       1.878%      1.606%
16 or more................    3.50%      3.50%      3.40%      3.35%      3.00%      2.50%       2.185%      1.873%

 *Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

    The Sponsor reserves the right to change the foregoing dealer concessions from time to time.

    Registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, and bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, are not entitled to receive any dealer concession for primary or secondary market purchases in which an investor purchases any number of Units at the Public Offering Price for non-breakpoint purchases minus the concession the sponsor typically allows to brokers and dealers for non-breakpoint purchases (see "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?").

    Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts shown in the above table. The Glass-Steagall Act prohibits banks from underwriting Trust Units; the Act does, however, permit certain agency transactions and banking regulators have not indicated that these particular agency transactions are not permitted under the Act. In Texas and in certain other states, any bank making Units available must be registered as a broker-dealer under state law.

OWNERSHIP AND TRANSFER OF UNITS

The ownership of Units is evidenced by book entry positions recorded on the books and records of the Trustee unless the Unitholder expressly requests that the purchased Units be evidenced in Certificate form. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.


    For Trusts allowing optional plans of distribution, Certificates for Units will bear an appropriate notation on their face indicating which plan of distribution has been selected. When a change is made, the existing Certificates must be surrendered to the Trustee and new Certificates issued to reflect the currently effective plan of distribution. There will be no charge for this service. Holders of book entry Units can change their plan of distribution by making a written request to the Trustee, which will issue a new Book Entry Position Confirmation to reflect such change.


    Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, at its address listed on the back cover of this Part B of the Prospectus, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholder. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES.

    To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Trust as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

HOW UNITS MAY BE REDEEMED WITHOUT CHARGE

Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at its address listed on the back cover of this Part B of the Prospectus (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or provide satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS".) No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption
Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

    On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time on the date of tender as defined hereafter, plus accrued interest to, but not including, the third business day after the date of tender ("Redemption Price"). The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Bonds on the date of tender. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

    The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that as regards a redemption request received after 4:00 p.m. eastern time or on any day on which the New York Stock Exchange (the "Exchange") is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

    Accrued interest paid on redemption shall be withdrawn from the Interest Account of the appropriate Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Bonds of a Trust in order to make funds available for redemption. (See "HOW BONDS MAY BE REMOVED FROM THE TRUSTS.") Units so redeemed shall be cancelled. To the extent that Bonds are sold from a Trust, the size and diversity of such Trust will be reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

    The Redemption Price is determined on the basis of the BID prices of the Bonds in each Trust, while the initial Public Offering Price of Units will be determined on the basis of the OFFERING prices of the Bonds as of 4:00 p.m. eastern time on any day on which the Exchange is normally open for trading and such determination is made. As of any given time, the difference between the bid and offering prices of such Bonds may be expected to average 1/2% to 2% of principal amount. In the case of actively traded Bonds, the difference may be as little as 1/4 to 1/2 of 1%, and in the case of inactively traded Bonds such difference usually will not exceed 3%.

    The right of redemption may be suspended and payment postponed for any period during which the Securities and Exchange Commission determines that trading in the municipal bond market is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

    Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing his or her tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker at the time the Certificate or Book Entry Return Confirmation is issued, and this number is printed on the Certificate or Book Entry Return Confirmation and on distribution statements. If a Unitholder's tax identification number does not appear as described above, or if it is incorrect, the Unitholder should contact the Trustee before redeeming Units to determine what action, if any, is required to avoid this "back-up withholding."

HOW UNITS MAY BE PURCHASED BY THE SPONSOR

The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

HOW BONDS MAY BE REMOVED FROM THE TRUSTS

Bonds will be removed from a Trust as they mature or are redeemed by the issuers thereof. See Part A of this Prospectus and "RISK FACTORS" for a discussion of call provisions of portfolio Bonds.

    The Indenture also empowers the Trustee to sell Bonds for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which income may not be available. Under the Indenture the Sponsor is obligated to provide the Trustee with a current list of Bonds in each Trust to be sold in such circumstances. In deciding which Bonds should be sold the Sponsor intends to consider, among other things, such factors as: (1) market conditions; (2) market prices of the Bonds; (3) the effect on income distributions to Unitholders of the sale of various Bonds; (4) the effect on principal amount of underlying Bonds per Unit of the sale of various Bonds; (5) the financial condition of the issuers; and (6) the effect of the sale of various Bonds on the investment character of the Trust. Such sales, if required, could result in the sale of Bonds by the Trustee at prices less than original cost to the Trust. To the extent Bonds are sold, the size and diversity of such Trust will be reduced.

    In addition, the Sponsor is empowered to direct the Trustee to liquidate Bonds upon the happening of certain other events, such as default in the payment of principal and/or interest, an action of the issuer that will adversely affect its ability to continue payment of the principal of and interest on its Bonds, or an adverse change in market, revenue or credit factors affecting the investment character of the Bonds. If a default in the payment of the principal of and/or interest on any of the Bonds occurs, and if the Sponsor fails to instruct the Trustee whether to sell or continue to hold such Bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Indenture provides that the Trustee shall liquidate said Bonds forthwith and shall not be liable for any loss so incurred. The Sponsor may also direct the Trustee to liquidate Bonds in a Trust if the Bonds in the Trust are the subject of an advanced refunding, generally considered to be when refunding bonds are issued and the proceeds thereof are deposited in irrevocable trust to retire the refunded Bonds on their redemption date.

    Except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds for Failed Bonds, and except for refunding securities that may be exchanged for Bonds under certain conditions specified in the Indenture, the Indenture does not permit either the Sponsor or the Trustee to acquire or deposit bonds either in addition to, or in substitution for, any of the Bonds initially deposited in a Trust.

INFORMATION ABOUT THE TRUSTEE

The Trustee and its address are stated on the back cover of this Part B of the Prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE

    The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

    The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

SUCCESSOR TRUSTEES AND SPONSORS

    The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

    If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

    If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

INFORMATION ABOUT THE SPONSOR

John Nuveen & Co. Incorporated, the Sponsor and Underwriter, was founded in 1898 and is the oldest and largest investment banking firm specializing in the underwriting and distribution of tax-exempt securities and maintains the largest research department in the investment banking community devoted exclusively to the analysis of municipal securities. In 1961 the Sponsor began sponsoring the Nuveen Tax-Exempt Unit Trust and, since this time, it has issued more than $30 billion in tax-exempt unit trusts, including over $8 billion in insured trusts. The Sponsor is also principal underwriter of 16 mutual funds and 60 closed-end funds. These registered open-end and closed-end investment companies currently have approximately $32.8 billion in tax-exempt securities under management. Nationwide, more than 1,000,000 individual investors have purchased Nuveen's tax exempt trusts and funds. The present corporation was organized in 1967 as a wholly-owned subsidiary of Nuveen Corporation, successor to the original John Nuveen & Co. founded in 1898 as a sole proprietorship and incorporated in 1953. In 1974, John Nuveen & Co. Incorporated became a wholly-owned subsidiary of The St. Paul Companies, Inc., a financial services management company located in St. Paul, Minnesota. On May 19, 1992, common shares comprising a minority interest in The John Nuveen Company ("JNC"), a newly organized corporation which holds all of the shares of Nuveen, were sold to the general public in an initial public offering. St. Paul retains a controlling interest in JNC with over 70% of JNC's shares. The Sponsor is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal offices located in Chicago (333 W. Wacker Drive) and New York (Swiss Bank Tower, 10 East 50th Street). It maintains 14 regional offices.

    To help advisers and investors better understand and more efficiently use an investment in the Trust to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trust's sponsor may produce software or additional sales literature to promote the advantages of using the Trust to meet these and other specific investor needs.

OTHER INFORMATION
AMENDMENT OF INDENTURE

    The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended to increase the number of Units in any Trust or to permit the deposit or acquisition of bonds either in addition to, or in substitution for any of the Bonds initially deposited in any Trust except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds and except for the substitution of refunding bonds under certain circumstances. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

TERMINATION OF INDENTURE

    Each Trust may be liquidated at any time by written consent of 100% of the Unitholders or by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the original principal amount of such Trust and will be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor thereby reducing the net worth of such Trust to less than 40% of the principal amount of the Bonds originally deposited in the portfolio. (See "Essential Information" appearing in Part A of this Prospectus.) The sale of Bonds from the Trusts upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Bonds originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Bond held thereunder, but in no event shall it continue beyond the end of the calendar year preceding the fiftieth anniversary of its execution for National and State Trusts, beyond the end of the calendar year preceding the twentieth anniversary of its execution for Long Intermediate, and Intermediate Trusts or beyond the end of the calendar year preceding the tenth anniversary of its execution for Short Intermediate and Short Term Trusts.

    Written notice of any termination specifying the time or times at which Unitholders may surrender their Certificates, if any, for cancellation shall be given by the Trustee to each Unitholder at the address appearing on the registration books of the Trust maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any Bonds in the Trust then held and shall deduct from the assets of the Trust any accrued costs, expenses or indemnities provided by the Indenture which are allocable to such Trust, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The Trustee shall then distribute to Unitholders of such Trust their pro rata share of the balance of the Interest and Principal Accounts. With such distribution the Unitholders shall be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

LEGAL OPINION

    The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Special counsel for the Trusts for respective state tax matters are named in "Tax Status" for each Trust appearing in Part A of this Prospectus. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series, and, in the absence of a New York Trust from the Series, as special New York tax counsel for the Series.

AUDITORS

    The "Statement of Condition" and "Schedule of Investments" at Date of Deposit included in Part A of this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

SUPPLEMENTAL INFORMATION

    Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this Prospectus. The supplemental information includes more detailed information concerning certain of the Bonds included in the Trusts contained in the applicable Series and more specific risk information concerning the individual state Trusts. This supplement also includes additional general information about the Sponsor and the Trusts.

                         NUVEEN  Tax-Exempt Unit Trusts


                              PROSPECTUS -- PART B
                               SEPTEMBER 1, 1995


                 SPONSOR             John Nuveen & Co. Incorporated
                                     333 West Wacker Drive
                                     Chicago, IL 60606-1286
                                     Telephone: 312.917.7700

                                     Swiss Bank Tower
                                     10 East 50th Street
                                     New York, NY 10022
                                     212.207.2000

                 TRUSTEE             The Chase Manhattan Bank, N.A.
                                     770 Broadway
                                     New York, NY 10003
                                     800.257.8787

           LEGAL COUNSEL             Chapman and Cutler
              TO SPONSOR             111 West Monroe Street
                                     Chicago, IL 60603

             INDEPENDENT             Arthur Andersen LLP
                  PUBLIC             33 West Monroe Street
             ACCOUNTANTS             Chicago, IL 60603
          FOR THE TRUSTS

                                 --------------

           Except  as to  statements made herein  furnished by  the Trustee, the
Trustee  has  assumed   no  responsibility  for   the  accuracy,  adequacy   and
completeness of the information contained in this Prospectus.

           This Prospectus does not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933, and to which reference is made.

           No person is authorized to give any information or to make representations not contained in this Prospectus or in supplemental information or sales literature prepared by the Sponsor, and any information or representation not contained therein must not be relied upon as having been authorized by either the Trusts, the Trustee or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any State to any person to whom it is not lawful to make such offer in such state. The Trusts are registered as a Unit Investment Trust under the Investment Company Act of 1940. Such registration does not imply that the Trusts or any of their Units has been guaranteed, sponsored, recommended or approved by the United States or any State or agency or officer thereof.

                          NUVEEN TAX-FREE UNIT TRUSTS

                 ---------------------------------------------

                             INFORMATION SUPPLEMENT


                               NUVEEN SERIES 853



                This   Information  Supplement  provides  additional
            information concerning the structure, operations and risks of a Nuveen Tax-Free Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part B of the Prospectus. This Information Supplement has been created to supplement information contained in the Prospectus.



                This Information Supplement is dated March 22, 1996.
            Capitalized terms have been defined in the Prospectus.


                               TABLE OF CONTENTS

               --------------------------------------------------


GENERAL RISK DISCLOSURE.....................................................           2
  Health Facility Obligations...............................................           2
  Housing Obligations.......................................................           2
  Single Family Mortgage Revenue Bonds......................................           2
  Federally Enhanced Obligations............................................           3
  Industrial Revenue Obligations............................................           3
  Electric Utility Obligations..............................................           3
  Transportation Facility Revenue Bonds.....................................           4
  Water and/or Sewerage Obligations.........................................           4
  University and College Revenue Obligations................................           4
  Bridge Authority and Tollroad Obligations.................................           4
  Dedicated-Tax Supported Bonds.............................................           4
  Municipal Lease Bonds.....................................................           5
  Original Issue Discount Bonds and Stripped Obligations....................           5
WHY AND HOW ARE THE BONDS INSURED?..........................................           6
ACCUMULATION PLAN...........................................................           8
INFORMATION ABOUT THE SPONSOR...............................................          10
DESCRIPTION OF RATINGS......................................................          11
HOW THE TRUST COMPARES PERFORMANCE..........................................          13
HOW TO CALCULATE YOUR ESTIMATED INCOME......................................          14
Appendix A -- Maryland Disclosure...........................................         A-1
Appendix B -- Massachusetts Disclosure......................................         B-1
Appendix C -- Michigan Disclosure...........................................         C-1
Appendix D -- New Jersey Disclosure.........................................         D-1
Appendix E -- Ohio Disclosure...............................................         E-1
Appendix F -- Pennsylvania Disclosure.......................................         F-1

GENERAL RISK DISCLOSURE

    An investment in Units of any Trust should be made with an understanding of the risks that such an investment may entail. These include the ability of the issuer, or, if applicable, an insurer, to make payments of interest and principal when due, the effects of changes in interest rates generally, early call provisions and the potential for changes in the tax status of the Bonds. As set forth in the portfolio summaries in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payment of principal and interest thereon or which may adversely affect the ratings of such Bonds; with respect to Insured Trusts, however, because of the insurance obtained by the Sponsor or by the issuers of the Bonds, such changes should not adversely affect an Insured Trust's receipt of principal and interest, the Standard & Poor's AAA or Moody's Aaa ratings of the Bonds in the Insured Trust portfolio, or the Standard & Poor's AAA rating of the Units of each such Insured Trust. For economic risks specific to the individual Trusts, see "Risk Factors" for each Trust.

    HEALTH FACILITY OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. Ratings of bonds issued for health care facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, physicians' confidence in the facility, management capabilities, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance, and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Medicare reimbursements are currently calculated on a prospective basis and are not based on a provider's actual costs. Such method of reimbursement may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program and thereby may have an adverse effect on the ability of such institutions to satisfy debt service requirements. In the event of a default upon a bond secured by hospital facilities, the limited alternative uses for such facilities may result in the recovery upon such collateral not providing sufficient funds to fully repay the bonds.

    Certain hospital bonds provide for redemption at par upon the damage, destruction or condemnation of the hospital facilities or in other special circumstances.

    HOUSING OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for low to moderate income families. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults and in the event of a failure of the operator of a project to comply with certain covenants as to the operation of the project. The failure of such operator to comply with certain covenants related to the tax-exempt status of interest on the Bonds, such as provisions requiring that a specified percentage of units be rented or available for rental to low or moderate income families, potentially could cause interest on such Bonds to be subject to Federal income taxation from the date of issuance of the Bonds. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies, and social and economic trends affecting the localities in which the projects are located. Occupancy of such housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs.

    SINGLE FAMILY MORTGAGE REVENUE BONDS. Some of the Bonds in a Trust may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. The redemption price of such issues may be more or less than the offering price of such bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under Section 103A of the Internal Revenue Code of 1954, as amended, or Section 143 of the Internal Revenue Code of 1986, which Sections contain certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case, the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurance that such continuing requirements will be satisfied; the failure to meet such requirements could cause interest on the Bonds to be subject to Federal income taxation, possibly from the date of issuance of the Bonds.

    FEDERALLY ENHANCED OBLIGATIONS. Some of the mortgages which secure the various health care or housing projects which underlie the previously discussed Health Facility, Housing, and Single Family Mortgage Revenue Obligations (the "Obligations") in a Trust may be insured by the Federal Housing Administration ("FHA"). Under FHA regulations, the maximum insurable mortgage amount cannot exceed 90% of the FHA's estimated value of the project. The FHA mortgage insurance does not constitute a guarantee of timely payment of the principal of and interest on the Obligations. Payment of mortgage insurance benefits may be
(1) less than the principal amount of Obligations outstanding or (2) delayed if disputes arise as to the amount of the payment or if certain notices are not given to the FHA within the prescribed time periods. In addition, some of the previously discussed Obligations may be secured by mortgage-backed certificates guaranteed by the Government National Mortgage Association ("GNMA"), a wholly owned corporate instrumentality of the United States, and/or the Federal National Mortgage Association ("Fannie Mae") a federally chartered and stockholder-owed corporation. GNMA and Fannie Mae guarantee timely payment of principal and interest on the mortgage-backed certificates, even where the underlying mortgage payments are not made. While such mortgage-backed certificates are often pledged to secure payment of principal and interest on the Obligations, timely payment of interest and principal on the Obligations is not insured or guaranteed by the United States, GNMA, Fannie Mae or any other governmental agency or instrumentality. The GNMA mortgage-backed certificates constitute a general obligation of the United States backed by its full faith and credit. The obligations of Fannie Mae, including its obligations under the Fannie Mae mortgage-backed securities, are obligations solely of Fannie Mae and are not backed by, or entitled to, the full faith and credit of the United States.

    INDUSTRIAL REVENUE OBLIGATIONS. Certain of the Bonds in a Trust may be industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may have an impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. The IRBs in a Trust may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, in the case of original issue discount bonds, accreted value. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs in a Trust prior to the stated maturity of such Bonds.

    ELECTRIC UTILITY OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from the sale of electric energy. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demand for electricity in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/or interest on such Bonds.

    TRANSPORTATION FACILITY REVENUE BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The major portion of an airport's gross operating income is generally derived from fees received from airlines pursuant to use agreements which consist of annual payments for airport use, occupancy of certain terminal space, service fees and leases. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. In particular, facilities with use agreements involving airlines experiencing financial difficulty may experience a reduction in revenue due to the possible inability of these airlines to meet their use agreement obligations because of such financial difficulties and possible bankruptcy. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. Transit system net revenues will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, demographic and population shifts, and competition from other forms of transportation; and by increased costs, including costs resulting from previous deferrals of maintenance. Port authorities derive their revenues primarily from fees imposed on ships using the facilities. The rate of utilization of such facilities may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks.

    WATER AND/OR SEWERAGE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

    UNIVERSITY AND COLLEGE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which are, or which govern the operation of, colleges and universities and whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems of such issuers include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

    BRIDGE AUTHORITY AND TOLLROAD OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which derive their payments from bridge, road or tunnel toll revenues. The revenues of such an issuer could be adversely affected by competition from toll-free vehicular bridges and roads and alternative modes of transportation. Such revenues could also be adversely affected by a reduction in the availability of fuel to motorists or significant increases in the costs thereof. Specifically, governmental regulations restricting the use of vehicles in the New York City metropolitan area may adversely affect revenues of the Triborough Bridge and Tunnel Authority.

    DEDICATED-TAX SUPPORTED BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE BONDS. Some of the Bonds in a Trust may be obligations that are secured by lease payments of a governmental entity. Such payments are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    ORIGINAL ISSUE DISCOUNT BONDS AND STRIPPED OBLIGATIONS. Certain of the Bonds in a Trust may be original issue discount bonds. These Bonds were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. This original issue discount, the difference between the initial purchase price and face value, is deemed under current law to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for federal income tax purposes. On sale or redemption, gain, if any, realized in excess of the earned portion of original issue discount will be taxable as capital gain. See "What is the Tax Status of Unitholders". The current value of an original issue discount bond reflects the present value of its face amount at maturity. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount bonds in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. The effect of owning a zero coupon bond is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of the obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield, but at the same time also eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount bonds, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedules of Investments" for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Trust may be Stripped Obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation. An obligation is "stripped" by depositing it with a custodian, which then effects a separation in ownership between the bond and any interest payment which has not yet become payable, and issues evidences of ownership with respect to such constituent parts. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. With respect to each Unitholder, the Internal Revenue Code treats as "original issue discount" that portion of the discount which produces a yield to maturity (as of the date of purchase of the Unitholder's Units) equal to the lower of the coupon rate of interest on the underlying obligation or the yield to maturity on the basis of the purchase price of the Unitholder's Units which is allocable to each Stripped Obligation. Original issue discount which accrues with respect to a Stripped Obligation will be exempt from Federal income taxation to the same extent as interest on the underlying obligations. (See "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.)

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount bonds or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

WHY AND HOW ARE THE BONDS INSURED?

INSURANCE ON BONDS

INSURED TRUSTS--Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by the Sponsor or by the issuers or underwriters of Bonds from the MBIA Insurance Corporation (the "Insurer"). Some of the Bonds in each Insured Trust may be covered by a policy or policies of insurance obtained by the issuers or underwriters of the Bonds from Municipal Bond Insurance Association (the "Association") or Bond Investors Guaranty Insurance Company ("BIG"). The Insurer has issued a policy or policies of insurance covering each of the Bonds in the Insured Trusts, each policy to remain in force until the payment in full of such Bonds and whether or not the Bonds continue to be held by an Insured Trust. By the terms of each policy the Insurer will unconditionally guarantee to the holders or owners of the Bonds the payment, when due, required of the issuer of the Bonds of an amount equal to the principal of and interest on the Bonds as such payments shall become due but not be paid (except that in the event of any acceleration of the due date of principal by reason of mandatory or optional redemption, default or otherwise, the payments guaranteed will be made in such amounts and at such times as would have been due had there not been an acceleration). The Insurer will be responsible for such payments, less any amounts received by the holders or owners of the Bonds from any trustee for the bond issuers or from any other sources other than the Insurer. The Insurer's policies relating to small industrial development bonds and pollution control revenue bonds also guarantee the full and complete payments required to be made by or on behalf of an issuer of Bonds pursuant to the terms of the Bonds if there occurs an event which results in the loss of the tax-exempt status of the interest on such Bonds, including principal, interest or premium payments, if any, as and when thereby required. The Insurer has indicated that its insurance policies do not insure the payment of principal or interest on bonds which are not required to be paid by the issuer thereof because the bonds were not validly issued; as indicated under "What is the Tax Status of Unitholders?" the respective issuing authorities have received opinions of bond counsel relating to the valid issuance of each of the Bonds in the Insured Trusts. The Insurer's policy also does not insure against non-payment of principal of or interest on the Bonds resulting from the insolvency, negligence or any other act or omission of the trustee or other paying agent for the Bonds. The policy is not covered by the Property/Casualty Insurance Security Fund specified in Article 76 of the New York Insurance Law. The policies are non-cancellable and the insurance premiums have been fully paid on or prior to the Date of Deposit, either by the Sponsor or, if a policy has been obtained by a Bond issuer, by such issuer.

    Upon notification from the trustee for any bond issuer or any holder or owner of the Bonds or coupons that such trustee or paying agent has insufficient funds to pay any principal or interest in full when due, the Insurer will be obligated to deposit funds promptly with State Street Bank and Trust Company, N.A., New York, New York, as fiscal agent for the Insurer, sufficient to fully cover the deficit. If notice of nonpayment is received on or after the due date, the Insurer will provide for payment within one business day following receipt of the notice. Upon payment by the Insurer of any Bonds, coupons, or interest payments, the Insurer shall succeed to the rights of the owner of such Bonds, coupons or interest payments with respect thereto.

    The Insurer is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against the Insurer. The Insurer is a limited liability corporation rather than a several liability association. The Insurer is domiciled in the State of New York and licensed to do business in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has one European branch in the Republic of France.

    As of September 30, 1995 the Insurer had admitted assets of $3.7 billion (unaudited), total liabilities of $2.5 billion (unaudited), and total capital and surplus of $1.2 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of December 31, 1994, the Insurer had admitted assets of $3.4 billion (audited), total liabilities of $2.3 billion (audited), and total capital and surplus of $1.1 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of the Insurer's year end financial statements prepared in accordance with statutory accounting practices are available from the Insurer. The address of the Insurer is 113 King Street, Armonk, New York 10504.

    Each insurance company comprising the Association will be severally and not jointly obligated under the Association policy in the following respective percentages: The AEtna Casualty and Surety Company, 33%; Fireman's Fund Insurance Company, 30%; The Travelers Indemnity Company, 15%; AEtna Insurance Company (now known as CIGNA Property and Casualty Company), 12%; and The Continental Insurance Company, 10%. As a several obligor, each such insurance company will be obligated only to the extent of its percentage of any claim under the Association policy and will not be obligated to pay any unpaid obligation of any other member of the Association. Each insurance company's participation is backed by all of its assets. However, each insurance company is a multiline insurer involved in several lines of insurance other than municipal bond insurance, and the assets of each insurance company also secure all of its other insurance policy and surety bond obligations.

    The following table sets forth certain unaudited financial information with respect to the five insurance companies comprising the Association. The statistics, which have been furnished by the Association, are as reported by the insurance companies to the New York State Insurance Department and are determined in accordance with statutory accounting principles. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the date thereof. In addition, these numbers are subject to revision by the New York State Insurance Department which, if revised, could either increase or decrease the amounts.

                      MUNICIPAL BOND INSURANCE ASSOCIATION
      FIVE MEMBER COMPANIES ASSETS AND POLICYHOLDERS' SURPLUS (UNAUDITED)
                           AS OF SEPTEMBER 30, 1994.
                                (000'S OMITTED)

                                                                                   NEW YORK         NEW YORK         NEW YORK
                                                                                   STATUTORY        STATUTORY     POLICYHOLDERS
                                                                                    ASSETS         LIABILITIES       SURPLUS
                                                                                ---------------  ---------------  --------------
The AEtna Casualty & Surety Company...........................................  $    10,030,200  $     8,275,300   $  1,754,900
Fireman's Fund Insurance Company..............................................        6,815,775        4,904,534      1,911,241
The Travelers Indemnity Company...............................................       10,295,359        8,515,392      1,779,967
CIGNA Property and Casualty Company (formerly AEtna Insurance Company)........        5,112,251        4,842,235        270,016
The Continental Insurance Company.............................................        2,794,536        2,449,805        344,731
                                                                                ---------------  ---------------  --------------
        Total.................................................................  $    35,048,121  $    28,987,266   $  6,060,855
                                                                                ---------------  ---------------  --------------
                                                                                ---------------  ---------------  --------------

   Standard & Poor's Corporation rates all new issues insured by the Association "AAA" Prime Grade.

   Moody's Investors Service rates all bond issues insured by the Association "Aaa" and short term loans "MIG 1", both designated to be of the highest quality.

   Each such rating should be evaluated independently of any other rating. No application has been made to any other rating agency in order to obtain additional ratings on the Bonds. The ratings reflect the respective rating agency's current assessment of the creditworthiness of the Association and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

   Moody's Investors Service rates all bond issues insured by the Insurer "Aaa" and short-term loans "MIG 1," both designated to be of the highest quality.

   Standard & Poor's Ratings Group, a division of McGraw Hill ("Standard & Poor's") rates all new issues insured by the Insurer "AAA" Prime Grade."

   The Moody's Investors Service rating of the Insurer should be evaluated independently of the Standard & Poor's Corporation rating of the Insurer. No application has been made to any other rating agency in order to obtain additional ratings on the Bonds. The ratings reflect the respective rating agency's current assessment of the creditworthiness of the Insurer and its ability to pay claims on its policies of insurance (See "Description of Ratings.") Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

   The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds.

   Because the insurance on the Bonds will be effective so long as the Bonds are outstanding, such insurance will be taken into account in determining the market value of the Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Insured Trusts. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

TRADITIONAL TRUSTS--Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Trust may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Trusts as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's Investors Service, Inc. and/or "AAA" by Standard & Poor's Corporation in recognition of such insurance.

    If a Bond in a Traditional Trust is insured, the Schedule of Investments in Part A of this Prospectus will identify the insurer. Such insurance will be provided by Financial Guaranty Insurance Company ("FGIC"), AMBAC Indemnity Corporation ("AMBAC"), Bond Investors Guaranty Insurance Company, now known as MBIA Corp. of Illinois ("BIG"), Capital Guaranty Insurance Company ("CGIC"), Financial Security Assurance, Inc. ("FSA"), Municipal Bond Insurance Association (the "Association"), MBIA Insurance Corporation ("MBIA") or Connie Lee Insurance Company ("ConnieLee"). The Sponsor to date has purchased and presently intends to purchase insurance for Bonds in Traditional Trusts exclusively from MBIA (see the preceding disclosure regarding

MBIA). There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's Corporation has rated the claims-paying ability of each insurer "AAA," and Moody's Investors Service has rated all bonds insured by each such insurer, except ConnieLee, "Aaa." Moody's Investor's Service gives no ratings for bonds insured by ConnieLee.

    Because any such insurance will be effective so long as the insured Bonds are outstanding, such insurance will be taken into account in determining the market value of such Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Trust that includes such Bonds. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

ACCUMULATION PLAN

The Sponsor, John Nuveen & Co. Incorporated, is also the principal underwriter of the Nuveen Municipal Bond Fund, Inc. (the "Bond Fund"), Nuveen Tax-Free Reserves, Inc. ("Tax-Free Reserves"), Nuveen California Tax-Free Fund, Inc. (the "California Fund"), Nuveen Tax-Free Bond Fund, Inc. ("Tax-Free Bond Fund"), Nuveen Insured Tax-Free Bond Fund, Inc. (the "Insured Bond Fund") and Nuveen Tax-Free Money Market Fund, Inc. (the "Money Market Fund") and the Nuveen Multistate Tax-Free Trust (the "Multistate Trust"). Each of these funds (together, the "Accumulation Funds") is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. (Reinvestment in the California Fund is available only to Unitholders who are California residents. Reinvestment in the State Portfolios of the Tax-Free Bond Fund, the Insured Bond Fund, the Money Market Fund and the Multistate Trust is available only to Unitholders who are residents of the states for which such portfolios are named.) Unitholders may reinvest both interest and principal distributions or principal distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is Nuveen Advisory Corp., a wholly-owned subsidiary of the Sponsor. The following is a general description of the investment objectives and policies of each Accumulation Fund. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

THE BOND FUND

    The Bond Fund has the objective of providing, through investment in a professionally managed portfolio of long-term municipal bonds, as high a level of current interest income exempt from Federal income tax as is consistent with preservation of capital. The Bond Fund may include in its portfolio tax-exempt bonds rated Baa or BBB or better by Moody's or Standard & Poor's, unrated bonds which, in the opinion of the investment adviser, have credit characteristics equivalent to bonds rated Baa or BBB or better, and certain temporary investments, including securities the interest income from which may be subject to Federal income tax.

TAX-FREE RESERVES

    Tax-Free Reserves is a "money market" fund that includes in its portfolio only obligations maturing within one year from the date of acquisition, maintains an average maturity of all investments of 120 days or less, values its portfolio at amortized cost and seeks to maintain a net asset value of $1.00 per share. It provides checkwriting and expedited wire redemption privileges for its shareholders. Tax-Free Reserves has the objective of providing, through investment in a professionally managed portfolio of high quality short-term municipal obligations, as high a level of current interest income exempt from Federal income tax as is consistent with preservation of capital and the maintenance of liquidity. Tax- Free Reserves may include in its portfolio municipal obligations rated Aaa, Aa, MIG-1, VMIG-1 or Prime-1 by Moody's or AAA, AA, SP-1 or A-1 by Standard & Poor's, unrated municipal obligations that, in the opinion of the investment adviser, have credit characteristics equivalent to obligations rated as above, tax-exempt obligations backed by the U.S. Government, and temporary investments that may be subject to Federal income tax.

THE CALIFORNIA FUND

    The California Fund has the objective of providing, through investment in professionally managed portfolios of California municipal obligations, as high a level of current interest income exempt from both Federal and California income taxes as is consistent with the investment policies of each of the portfolios of the California Fund and with preservation of capital. Each portfolio of the California Fund may include temporary investments that may be subject to tax. California Unitholders may reinvest in one of three portfolios of the California
Fund: The Nuveen California Tax-Free Value Fund, the Nuveen California Insured Tax-Free Value Fund and the Nuveen California Tax-Free Money Market Fund.


    The Nuveen California Tax-Free Value Fund invests primarily in long-term investment grade California tax-exempt bonds (I.E., bonds rated in the four highest categories by Moody's or Standard & Poor's or, if unrated, that have equivalent credit characteristics). The Nuveen California Insured Tax-Free Value Fund invests primarily in the same type of investments as the Nuveen California Tax-Free Value Fund, each of which is covered by insurance guaranteeing the timely payment of principal and interest or is backed by a deposit of U.S. Government securities.


    The Nuveen California Tax-Free Money Market Fund invests primarily in high-quality short term California tax- exempt money market instruments (I.E., obligations rated in the two highest categories by Moody's or

Standard & Poor's or, if unrated, that have equivalent credit characteristics). This portfolio will include only obligations maturing within one year from the date of acquisition, will maintain an average maturity of all investments of 120 days or less, will value its portfolio at amortized cost and will seek to maintain a net asset value of $1.00 per share. The Nuveen California Tax-Free Money Market Fund provides for an expedited wire redemption privilege.

THE TAX-FREE BOND FUND

    The Tax-Free Bond Fund consists of the Nuveen Massachusetts Tax-Free Value Fund, the Nuveen New York Tax-Free Value Fund, the Nuveen Ohio Tax-Free Value Fund, and the Nuveen New Jersey Tax-Free Value Fund, which are each available for reinvestment to Unitholders who are residents of the state for which such portfolio is named. The Tax-Free Bond Fund has the objective of providing, through investment in a professionally managed portfolio of municipal bonds, as high a level of current interest income exempt both from Federal income tax and from the income tax imposed by each portfolio's designated state as is consistent with preservation of capital. The Tax-Free Bond Fund may include in each of its portfolios tax-exempt bonds rated Baa or BBB or better; unrated bonds which, in the opinion of the investment adviser, have credit characteristics equivalent to bonds rated Baa or BBB or better; and certain temporary investments, including securities the interest income from which may be subject to Federal and state income tax.

THE INSURED BOND FUND

    The Insured Bond Fund consists of the Nuveen Insured Municipal Bond Fund, the Nuveen Massachusetts Insured Tax-Free Value Fund and the Nuveen New York Insured Tax-Free Value Fund, which are each available for reinvestment to Unitholders. (The Massachusetts and New York Portfolios are available only to those Unitholders who are residents of the state for which the portfolio is named.) The Insured Bond Fund has the objective of providing, through investment in professionally managed portfolios of municipal bonds, as high a level of current interest income exempt from both Federal income tax and, in the case of designated state portfolios, from the income tax imposed by each portfolio's designated state, as is consistent with preservation of capital. The Insured Bond Fund may include in each of its portfolios the same type of investments as the Tax-Free Bond Fund, each of which is covered by insurance guaranteeing the timely payment of principal and interest or is backed by a deposit of U.S. Government securities.

THE MONEY MARKET FUND

    The Money Market Fund consists of the Nuveen Massachusetts Tax-Free Money Market Fund and the Nuveen New York Tax-Free Money Market Fund, which are each available for reinvestment to Unitholders who are residents of the state for which such portfolio is named. The Money Market Fund includes in its portfolios only obligations maturing within one year from the date of acquisition, maintains an average maturity of 120 days or less, values its portfolios at amortized cost and seeks to maintain a net asset value of $1.00 per share. The Money Market Fund has the objective of providing, through investment in professionally managed portfolios of high quality short-term municipal obligations, as high a level of current interest income exempt both from Federal income tax and from the income tax imposed by each portfolio's designated state as is consistent with stability of principal and the maintenance of liquidity. The Money Market Fund may include in each of its portfolios municipal obligations rated Aaa, Aa, MIG-1, MIG- 2, VMIG-1, VMIG-2, Prime 1 or Prime 2 by Moody's or AAA, AA, SP-1, SP-2, A-1 or A-2 by Standard & Poor's; unrated municipal obligations that, in the opinion of the investment adviser, have credit characteristics equivalent to obligations rated as above; and temporary investments that may be subject to Federal and state income tax.

THE MULTISTATE TRUST

    The Multistate Trust consists of the Nuveen Arizona Tax-Free Value Fund, the Nuveen Florida Tax-Free Value Fund, the Nuveen Maryland Tax-Free Value Fund, the Nuveen Michigan Tax-Free Value Fund, the Nuveen New Jersey Tax-Free Value Fund, the Nuveen Pennsylvania Tax-Free Value Fund and the Nuveen Virginia Tax Free Value Fund, which are each available for reinvestment to Unitholders who are residents of the state for which such portfolio is named. The Multistate Trust has the objective of providing, through investment in a professionally managed portfolio of municipal bonds, as high a level of current interest income exempt from both regular Federal income tax and the applicable state personal income tax as is consistent with preservation of capital. The Multistate Trust may include in each of its portfolios tax-exempt bonds rated "Baa" or "BBB" or better, unrated bonds which, in the opinion of the investment advisor, have credit characteristics equivalent to bonds rated "baa" or "BBB" or better, limited to no more than 20% of the Multistate Trust's assets, and certain temporary investments that may be subject to Federal and state income tax.

    Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may select any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is normally open ("business day") if the distribution date is not a business day, automatically be received by Shareholder Services, Inc., transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

INFORMATION ABOUT THE SPONSOR

John Nuveen & Co. Incorporated, the Sponsor and Underwriter, was founded in 1898 and is the oldest and largest investment banking firm specializing in the underwriting and distribution of tax-exempt securities and maintains the largest research department in the investment banking community devoted exclusively to the analysis of municipal securities. In 1961 the Sponsor began sponsoring the Nuveen Tax-Free Unit Trust and, since this time, it has issued more than $30 billion in tax-exempt unit trusts, including over $8 billion in insured trusts. The Sponsor is also principal underwriter of the Nuveen Municipal Bond Fund, Inc., the Nuveen Tax-Free Money Market Fund, Inc., Nuveen Tax-Free Reserves, Inc., Nuveen California Tax-Free Fund, Inc., Nuveen Tax-Free Bond Fund, Inc., Nuveen Insured Tax-Free Bond Fund, Inc. and Nuveen Tax-Exempt Money Market Fund, Inc., all registered open-end management investment companies, and acted as co-managing underwriter of Nuveen Municipal Value Fund, Inc., Nuveen California Municipal Value Fund, Inc., Nuveen New York Municipal Value Fund, Inc., Nuveen Municipal Income Fund, Inc., Nuveen California Municipal Income Fund, Inc., Nuveen New York Municipal Income Fund, Inc., Nuveen Premium Income Municipal Fund, Inc., Nuveen Performance Plus Municipal Fund, Inc., Nuveen California Performance Plus Municipal Fund, Inc., Nuveen New York Performance Plus Municipal Fund, Inc., Nuveen Municipal Advantage Fund, Inc., Nuveen Municipal Market Opportunity Fund, Inc., Nuveen California Municipal Market Opportunity Fund, Inc., Nuveen New York Municipal Market Opportunity Fund, Inc., Nuveen Investment Quality Municipal Fund, Inc., Nuveen California Investment Quality Municipal Fund, Inc., Nuveen New York Investment Quality Municipal Fund, Inc., Nuveen Insured Quality Municipal Fund, Inc., Nuveen Florida Investment Quality Municipal Fund, Nuveen Pennsylvania Investment Quality Municipal Fund, Nuveen New Jersey Investment Quality Municipal Fund, Inc., and the Nuveen Select Quality Municipal Fund, Inc., Nuveen California Quality Municipal Fund, Inc., Nuveen New York Select Quality Municipal Fund, Inc., Nuveen Quality Income Municipal Fund, Inc., Nuveen Insured Municipal Opportunity Fund, Inc., Nuveen Florida Quality Income Municipal Fund, Nuveen Michigan Quality Income Municipal Fund, Inc., Nuveen New Jersey Quality Income Municipal Fund, Inc., Nuveen Ohio Quality Income Municipal Fund, Inc., Nuveen Pennsylvania Quality Income Municipal Fund, Nuveen Texas Quality Income Municipal Fund, Nuveen California Quality Income Municipal Fund, Inc., Nuveen New York Quality Income Municipal Fund, Inc., Nuveen Premier Insured Municipal Income Fund, Inc., Nuveen Select Tax Free Income Portfolio, Nuveen Select Tax Free Income Portfolio 2, Nuveen Insured California Select Tax-Free Income Portfolio, Nuveen Insured New York Select Tax-Free Income Portfolio, Nuveen Premium Income Municipal Fund 2, Inc., Nuveen Select Tax Free Income Portfolio 3, Nuveen Select Maturities Municipal Fund, Nuveen Insured California Premium Income Municipal Fund, Inc., Nuveen Arizona Premium Income Municipal Fund, Inc., Nuveen Insured Premium Income Municipal Fund, Inc., Nuveen Insured Florida Premium Income Municipal Fund, Nuveen Michigan Premium Income Municipal Fund, Inc., Nuveen New Jersey Premium Income Municipal Fund, Inc., Nuveen Insured New York Premium Income Municipal Fund, Inc., Nuveen Ohio Premium Income Municipal Fund, Inc., Nuveen Pennsylvania Premium Income Municipal Fund, Nuveen Texas Premium Income Municipal Fund, Nuveen Premium Income Municipal Fund 4, Inc., Nuveen Pennsylvania Premium Income Municipal Fund 2, Nuveen Insured Florida Premium Income Municipal Fund 2, Nuveen Maryland Premium Income Municipal Fund, Nuveen Virginia Premium Income Municipal Fund, Nuveen Massachusetts Premium Income Municipal Fund, Nuveen Insured California Premium Income Municipal Fund 2, Inc., Nuveen Insured New York Premium Income Municipal Fund 2, Nuveen New Jersey Premium Income Municipal Fund 2, Nuveen Washington Premium Income Municipal Fund, Nuveen Michigan Premium Income Municipal Fund 2, Nuveen Georgia Premium Income Municipal Fund, Nuveen Missouri Premium Income Municipal Fund, Nuveen Connecticut Premium Income Municipal Fund, Nuveen North Carolina Premium Income Municipal Fund, Nuveen New Jersey Premium Income Municipal Fund 3, Nuveen Florida Premium Income Municipal Fund, Nuveen New York Premium Income Municipal Fund, Nuveen California Premium Income Municipal Fund, Nuveen Pennsylvania Premium Income Municipal Fund 3, Nuveen Maryland Income Municipal Fund 2, Nuveen Virginia Premium Income Municipal Fund 2, Nuveen Ohio Premium Income Municipal Fund 2, Nuveen Insured Premium Income Municipal Fund 2, Nuveen California Premium Income Municipal Fund 2, all registered closed-end management investment companies. These registered open-end and closed-end investment companies currently have approximately $32.8 billion in tax-exempt securities under management. Nationwide, more than 1,000,000 individual investors have purchased Nuveen's tax exempt trusts and funds. The present corporation was organized in 1967 as a wholly-owned subsidiary of Nuveen Corporation, successor to the original John Nuveen & Co. founded in 1898 as a sole proprietorship and incorporated in 1953. In 1974, John Nuveen & Co. Incorporated became a wholly-owned subsidiary of The St. Paul Companies, Inc., a financial services management company located in St. Paul, Minnesota. On May 19, 1992, common shares comprising a minority interest in The John Nuveen Company ("JNC"), a newly organized corporation which holds all of the shares of Nuveen, were sold to the general public in an initial public offering. St. Paul retains a controlling interest in JNC with over 70% of JNC's shares. The Sponsor is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal offices located in Chicago (333 W. Wacker Drive) and New York (Swiss Bank Tower, 10 East 50th Street). It maintains 14 regional offices.

    To help advisers and investors better understand and more efficiently use an investment in the Trust to reach their investment goals, the Trust's sponsor, John Nuveen & Co. Incorporated, may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trust's sponsor may produce software or additional sales literature to promote the advantages of using the Trust to meet these and other specific investor needs.

    The Sponsor offers a program of advertising support to registered broker-dealer firms, banks and bank affiliates ("Firms") that sell Trust Units. Under this program, the Sponsor will pay or reimburse the Firm for up to one half of specified media costs incurred in the placement of advertisements which jointly feature the Firm and the Nuveen Trusts. Reimbursements to the Firm will be based on the number of the Firm's registered representatives who have sold Trust Units during the prior calendar year according to an established schedule. Reimbursements under this program will be made by the Sponsor and not by the Trusts.

DESCRIPTION OF RATINGS*

    STANDARD & POOR'S CORPORATION. A description of the applicable Standard & Poor's Corporation rating symbols and their meanings follows:

    A Standard & Poor's rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees.

    The rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

    The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

    The ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

     II.  Nature of and provisions of the obligation;

    III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

    AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

    AA--Bonds rated AA have a very strong capacity to pay interest and repay principal, and differ from the highest rated issues only in small degree.

    A--Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

    BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher rated categories.

    PLUS (+) OR MINUS (-): The ratings from "AA" to "BB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

    PROVISIONAL  RATINGS:  The   letter  "p"  indicates   that  the  rating   is
provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

----------
*As published by the rating companies.

    NOTE RATINGS: A Standard & Poor's note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in 3 years or less will likely receive a note rating. Notes maturing beyond 3 years will most likely receive a long-term debt rating.

    Note rating symbols are as follows:

        SP-1  Very strong  or strong  capacity to  pay principal  and  interest.
              Those   issues   determined   to   possess   overwhelming   safety
              characteristics will be given a plus (+) designation.

        SP-2  Satisfactory capacity to pay principal and interest.

RATINGS OF INSURED TRUST UNITS

    A Standard & Poor's rating on the units of an insured investment trust (hereinafter referred to collectively as "units" and "trusts") is a current assessment of creditworthiness with respect to the investment held by such trust. This assessment takes into consideration the financial capacity of the issuers and of any guarantors, insurers, lessees or mortgagors with respect to such investments. The assessment, however, does not take into account the extent to which trust expenses or portfolio asset sales for less than the trust purchase price will reduce payment to the unitholder of the interest and principal required to be paid on the portfolio assets. In addition, the rating is not a recommendation to purchase, sell or hold units, inasmuch as the rating does not comment as to market price of the units or suitability for a particular investor.

    Units rated "AAA" are composed exclusively of assets that are rated "AAA" by Standard & Poor's and/or certain short-term investments. Standard & Poor's defines its AAA rating for such assets as the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is very strong. However, unit ratings may be subject to revision or withdrawal at any time by Standard & Poor's and each rating should be evaluated independently of any other rating.

    MOODY'S INVESTORS  SERVICE, INC.    A brief  description of  the  applicable
Moody's Investors Service, Inc. rating symbols and their meanings follows:

    Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that, with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

    Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

    A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

    Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

    Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations move in parallel with Aaa, Aa and A obligations during periods of economic normalcy, except in instances of oversupply.

    Con. (--)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

    NOTE RATINGS:

    MIG 1-- This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

    MIG 2-- This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

HOW THE TRUST COMPARES PERFORMANCE

    The Sponsor may compare the estimated returns of the Trust with the returns or yields of other tax-free and taxable investments, often on a taxable equivalent basis. In addition, the Sponsor from time to time may quote various performance measures and studies in order to compare the historical returns available from an investment in municipal securities with investments in both tax-free and taxable securities.

    In September 1995, Nuveen Research prepared one such study which compared the after-tax value of $100,000 initially invested in 1975 in various asset classes including municipal bonds, treasury bonds and corporate bonds. As indicated in the chart provided below, the 20-year study shows that municipal bonds significantly outperformed corporate and treasury bonds once the effects of taxes were factored in. In fact, over the 20-year period, municipal bond returns in dollars were more than double those of treasury bonds.

                 AFTER-TAX VALUE OF $100,000 INVESTED IN 1975*

    The graph appearing on this page of the Information Supplement compares after-tax total returns of $100,000 initially in 1975 in each of the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index. As indicated in the graph, such an investment in the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index would have appreciated to $448,740, $267,668, and $304,049, respectively at the end of 1994. The graph assumes all proceeds of investment are reinvested at the respective index rates at the time of reinvestment and also assumes that 20% of the assets in each category are turned over annually and proceeds are reinvested in the respective indexes. The tax rates assumed to generate the after-tax total returns were based upon the income and capital gain rates applicable each year from 1975-1994 for an investor who earned the inflation-adjusted equivalents of $400,000 in 1994. In addition, treasury returns were "grossed up" an assumed 5% to take into account the Treasuries' exemption from state income tax. The graph is for illustrative purposes only, and does not represent the return or performance of any Nuveen Tax-Free Unit Trust and is not intended to predict future results.

    * The graph compares after-tax total returns using the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index. The graph assumes all proceeds of investment are reinvested at the respective index rates at the time of reinvestment and also assumes that 20% of the assets in each category are turned over annually and proceeds are reinvested in the respective indexes. The tax rates assumed to generate the after-tax total returns were based upon the income and capital gain rates applicable each year from 1975-1994 for an investor who earned the inflation-adjusted equivalents of $100,000 in 1994. In addition, treasury returns were "grossed up" an assumed 5% to take into account the Treasuries' exemption from state income tax. The graph is for illustrative purposes only, and does not represent the return or performance of any Nuveen Tax-Free Unit Trust and is not intended to predict future results.

    A comparison of the estimated returns of the Trust and the historic performance of municipal bonds to the returns and performance of other investments is one element to consider in making an informed investment decision. Taxable investments have investment characteristics that differ from those of the Trust. U.S. Government bonds are long-term investments backed by the full faith and credit of the U.S. Government and are subject to federal income tax but are exempt from state income taxes. Bank CDs are generally short-term FDIC insured investments, which pay fixed principal and interest but are subject to fluctuating rollover rates. Both bank CDs and corporate bonds are generally subject to both federal and state income taxes. Money market funds are short term investments with stable net asset values, fluctuating yields and special features that enhance liquidity.

HOW TO CALCULATE YOUR ESTIMATED INCOME

    The examples provided below illustrate how to calculate the estimated annual income generated by a hypothetical $10,000 investment in each respective Trust. The illustrations assume that the investment was made on the day prior to the date of deposit by an investor electing the monthly distribution plan. These hypothetical examples are for illustrative purposes only and not intended to reflect or predict the results of any actual investment.

EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    MARYLAND TRADITIONAL TRUST 313

    $10,000                       DIVIDED  BY $99.80                         =          100.200
    Investment                              Offering price and                          # of units purchased
    (as of 03/21/96)                        accrued interest

    100.200                      X          $5.2318                          =          $524.23
    # of units purchased                    Annual income per unit                      annual income
                                            (monthly plan)

EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    MASSACHUSETTS INSURED TRUST 134

    $10,000                       DIVIDED  BY $98.60                         =          101.419
    Investment                              Offering price and                          # of units purchased
    (as of 03/21/96)                        accrued interest

    101.419                      X          $5.1899                          =          $526.35
    # of units purchased                    Annual income per unit                      annual income
                                            (monthly plan)

EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    MICHIGAN INSURED TRUST 64

    $10,000                       DIVIDED  BY $101.31                        =          98.706
    Investment                              Offering price and                          # of units purchased
    (as of 03/21/96)                        accrued interest

    98.706                       X          $5.3805                          =          $531.09
    # of units purchased                    Annual income per unit                      annual income
                                            (monthly plan)

EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    NEW JERSEY INSURED TRUST 204

    $10,000                       DIVIDED  BY $101.03                        =          98.980
    Investment                              Offering price and                          # of units purchased
    (as of 03/21/96)                        accrued interest

    98.980                       X          $5.3259                          =          $527.16
    # of units purchased                    Annual income per unit                      annual income
                                            (monthly plan)

EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    OHIO INSURED TRUST 132

    $10,000                       DIVIDED  BY $102.30                        =          97.751
    Investment                              Offering price and                          # of units purchased
    (as of 03/21/96)                        accrued interest

    97.751                       X          $5.3840                          =          $526.29
    # of units purchased                    Annual income per unit                      annual income
                                            (monthly plan)

EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    PENNSYLVANIA INSURED TRUST 209

    $10,000                       DIVIDED  BY $100.83                        =          99.176
    Investment                              Offering price and                          # of units purchased
    (as of 03/21/96)                        accrued interest

    99.176                       X          $5.3371                          =          $529.31
    # of units purchased                    Annual income per unit                      annual income
                                            (monthly plan)

                                   APPENDIX A
                              MARYLAND DISCLOSURE

ECONOMIC FACTORS--MARYLAND

    Some of the significant financial considerations relating to the investments of the Maryland Traditional Trust are summarized below. This information is derived principally from official statements and preliminary official statements released on or before May 13, 1992, relating to issues of Maryland obligations and does not purport to be a complete description.

    The State's total expenditures for the fiscal years ending June 30, 1990, June 30, 1991 and June 30, 1992 were $11.019, $11.304 and $11.657 billion, respectively. As of January 13, 1993, it was estimated that total expenditures for fiscal 1993 would be $11.897 billion. The State's General Fund, representing approximately 55%-60% of each year's total budget, had a surplus on a budgetary basis of $57 million in fiscal year 1990, $55 thousand in fiscal year 1991, and a deficit of $56 million in fiscal 1992. The Governor of Maryland reduced fiscal 1993 appropriations by $56 million to offset the fiscal 1992 deficit. The State Constitution mandates a balanced budget.

    The 1993 fiscal year budget was enacted in April 1992 which, together with legislation enacted in 1992, involved the transfer of certain funds, new fees and taxes, and alteration of certain statutory State expenditure programs. When the 1993 budget was enacted, it was estimated that the General Fund surplus at June 30, 1993 would be approximately $10 million on a budgetary basis. During the final months of fiscal year 1992 and the initial months of fiscal year 1993, collections of State revenues were below the levels estimated at the time of the adoption of the 1993 budget. The Governor proposed a cost containment plan to address this revenue shortfall and to provide reserves to finance potential deficiency appropriations. On September 30, 1992, the Board of Public Works approved the Governor's proposal to reduce General Fund appropriations by $168 million. The Board of Public Works also approved the Governor's proposal to reduce the special fund appropriations for the Department of Transportation by $30 million. Legislation was introduced at the 1993 session of the General Assembly to transfer this $30 million to the General Fund, as well as $10 million from various other special funds. In a special session held in November, 1992, the General Assembly enacted legislation reducing State aid to local governments by $147 million. In addition, other elements of the governor's original cost containment plan are in the process of being implemented or revised.

    The public indebtedness of Maryland and its instrumentalities is divided into three basic types. The State issues general obligation bonds, to the payment of which the State ad valorem property tax is exclusively pledged, for capital improvements and for various State-sponsored projects. The Department of Transportation of Maryland issues limited, special obligation bonds for transportation purposes payable primarily from specific, fixed-rate excise taxes and other revenues related mainly to highway use. Certain authorities issue obligations payable solely from specific non-tax enterprise fund revenues and for which the State has no liability and has given no moral obligation assurance.

    According to the most recent available ratings, general obligation bonds of the State of Maryland are rated "Aaa" by Moody's and "AAA" by Standard & Poor's Corporation, as are those of Baltimore County, a separate political entity surrounding Baltimore City. General obligation bonds of Montgomery County, located in the suburbs of Washington, D.C., are rated "Aaa" by Moody's and "AAA" by Standard & Poor's Corporation. General obligation bonds of Prince George's County, the second largest metropolitan county, which is also in the suburbs of Washington, D.C., are rated "A1" by Moody's and "AA-" by Standard & Poor's Corporation. The general obligation bonds of those other counties of the State that are rated by Moody's carry an "A" rating or better except for those of Allegany County, which are rated "Baa". The most populous municipality in Maryland is Baltimore City, the general obligaton bonds of which are rated "A1" by Moody's and "A" by Standard & Poor's Corporation. The majority of Maryland Health and Higher Education Authority and State Department of Transportation revenue bond issues have received an "A" rating or better from Moody's.

    While the ratings and other factors mentioned above indicate that Maryland and its principal subdivisions and agencies are addressing the effects of the economic recession and, overall, are in satisfactory economic health, there can, of course, be no assurance that this will continue or that particular bond issues may not be adversely affected by changes in state or local economic or political conditions.

MARYLAND TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal, state and local taxes, using published 1996 marginal Federal tax rates and marginal state and local tax rates currently available and scheduled to be in effect*. The tables incorporate increased tax rates for higher-income taxpayers that were included in the Revenue

Reconciliation Act of 1993. The table assumes that federal taxable income is equal to state and county income subject to tax and for cases in which more than one state rate falls within a Federal bracket, the highest state rate corresponding to the highest income within that Federal bracket is used. The combined state, local and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The table does not reflect any taxes other than personal income taxes and does not reflect any local taxes, other than the assumed county income tax noted below. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL      COMBINED
    FEDERAL      ADJUSTED       STATE*,
    TAXABLE        GROSS       LOCAL AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 40.1 $    0-117.95      21.5   %     5.73    6.05    6.37    6.69    7.01    7.32    7.64    7.96
    40.1- 96.9      0-117.95      33.5         6.77    7.14    7.52    7.89    8.27    8.65    9.02    9.40
               117.95-176.95      34.5         6.87    7.25    7.63    8.02    8.40    8.78    9.16    9.54
    96.9-147.7      0-117.95      36.0         7.03    7.42    7.81    8.20    8.59    8.98    9.38    9.77
               117.95-176.95      37.0         7.14    7.54    7.94    8.33    8.73    9.13    9.52    9.92
               176.95-299.45      39.5         7.44    7.85    8.26    8.68    9.09    9.50    9.92   10.33
  147.7-263.75 117.95-176.95      42.0         7.76    8.19    8.62    9.05    9.48    9.91   10.34   10.78
               176.95-299.45      44.5         8.11    8.56    9.01    9.46    9.91   10.36   10.81   11.26
                 Over 299.45      42.0   2     7.76    8.19    8.62    9.05    9.48    9.91   10.34   10.78
   Over 263.75 176.95-299.45      48.5         8.74    9.22    9.71   10.19   10.68   11.17   11.65   12.14
                 Over 299.45      45.5   3     8.26    8.72    9.17    9.63   10.09   10.55   11.01   11.47

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL      COMBINED
    FEDERAL      ADJUSTED       STATE*,
    TAXABLE        GROSS       LOCAL AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $    0- 24.00 $    0-117.95      21.5         5.73    6.05    6.37    6.69    7.01    7.32    7.64    7.96
  24.00- 58.15      0-117.95      33.5         6.77    7.14    7.52    7.89    8.27    8.65    9.02    9.40
  58.15-121.30      0-117.95      36.0         7.03    7.42    7.81    8.20    8.59    8.98    9.38    9.77
               117.95-240.45      38.0         7.26    7.66    8.06    8.47    8.87    9.27    9.68   10.08
 121.30-263.75 117.95-240.45      42.5         7.83    8.26    8.70    9.13    9.57   10.00   10.43   10.87
                 Over 240.45      42.0   2     7.76    8.19    8.62    9.05    9.48    9.91   10.34   10.78
   Over 263.75   Over 240.45      45.5   3     8.26    8.72    9.17    9.63   10.09   10.55   11.01   11.47

    * These tables approximate the effect of the exemption of distributions of tax-exempt income from the Maryland Trust from county taxes, assuming a rate equal to 50% of the applicable Maryland state income tax rate. The maximum county income tax rate allowed under state law is 60% of the Maryland state rate, and counties may impose a county tax at a rate that is less than 60% of the Maryland state rate. Maryland local income taxes imposed by most counties are equal to 50%-60% of the state income tax liability.

      1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined tax rate to approximately 48.34 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 45.36 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

      2 Combined Federal tax rate reverts to 40.80% after the 80% cap on the limitation on itemized deductions has been met.

      3 Combined Federal tax rate reverts to 44.13% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX B
                            MASSACHUSETTS DISCLOSURE

ECONOMIC FACTORS--MASSACHUSETTS

    Without intending to be complete, the following briefly summarizes the current financial situation, as well as some of the complex factors affecting the financial situation, in the Commonwealth of Massachusetts (the "COMMONWEALTH"). It is derived from sources that are generally available to investors and is based in part on information obtained from various agencies in Massachusetts. No independent verification has been made of the accuracy or completeness of the following information.

    There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on Commonwealth or local governmental finances generally, will not adversely affect the market value of Massachusetts Obligations in the Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

    Since 1988, there has been a significant slowdown in the Commonwealth's economy, as indicated by a rise in unemployment, a slowing of its per capita income growth and declining state revenues. In fiscal 1991, the Commonwealth's expenditures for state government programs exceeded current revenues, and although fiscal 1992, 1993 and 1994 revenues exceeded expenditures, no assurance can be given that lower than expected tax revenues will not resume and continue.

    1996 FISCAL YEAR BUDGET. On June 21, 1995, the Governor signed the Commonwealth's budget for fiscal 1996. The fiscal 1996 budget is based on an estimated budgeted revenues and other sources of approximately $16.802 billion, which includes tax revenue estimates of approximately $11.654 billion, an increase of approximately $475 million, as compared to estimated 1995 tax revenues of $11.179 billion. The fiscal 1996 budgeted expenditures are $16.820 billion, which represents an approximately 2.6% increase from fiscal 1995 expenditures.

    1995 FISCAL YEAR BUDGET. On July 10, 1994, the Governor signed the Commonwealth's budget for fiscal 1995. The fiscal 1995 budget is based on estimated budgeted revenues and other sources of approximately $16.360 billion, which includes revised tax revenue estimates of approximately $11.179 billion. Tax revenues for fiscal 1995 were originally estimated at $11.328 billion in May, 1994, however, due to the slowing of the rate of growth in certain tax revenue categories in the months following the signing of the budget, particularly income tax, the Secretary of the Administration on September 26, 1994, as required by law, reduced the fiscal 1995 tax revenue estimate by $75 million. On January 25, 1995, the Secretary for Administration and Finance further revised the fiscal 1995 tax revenue estimate to $11.179 billion, a reduction of approximately $55 million from the September 26, 1994 estimate. The tax revenue estimate includes $19.3 million of tax cuts signed by the Governor in the fiscal 1995 budget. Estimated fiscal 1995 tax revenues are approximately $572 million higher than fiscal 1994 tax revenues of $10.607 billion.

    As signed by the Governor, the budget authorizes approximately $16.482 billion in fiscal 1995 expenditures. The Governor exercised his authority to veto and reduce individual line items and reduced total expenditures by approximately $298.2 million and vetoed certain other law changes contained in the fiscal 1995 budget. The $16.449 billion of fiscal 1995 expenditures includes a reserve against certain contingencies currently in the amount of $98.6 million. On January 25, 1995, the Governor filed a supplemental appropriation recommendation aggregating approximately $43.6 million, which expenditures are included in the $98.6 million contingency reserve for fiscal 1995 expenditures. Included in the approximately $298.2 million of vetoes noted above, the Governor vetoed approximately $296.9 million in appropriations for the Executive Office of Human Services and the Department of Public Welfare, representing the estimate, at the time, of 4 months of funding for the Commonwealth's public assistance programs.

    On February 10, 1995, the Governor signed into law certain reforms to the Commonwealth's program for Aid to Families with Dependent Children ("AFDC") which take effect on July 1, 1995, subject to federal approval of certain waivers. The revised program reduces AFDC benefits to able bodied recipients by 2.75%, while allowing them to keep a larger portion of their earned wages, requires approximately 22,000 able-bodied parents of school-aged children to work or perform community service for 20 hours per week and requires approximately 16,000 recipients who have children between the ages of two and six to participate in an education or training program or perform community service. The plan also establishes a pilot program for up to 2,000 participants that offers tax credits and wage subsidies to employers who hire welfare recipients. Parents who find employment will be provided with extended medical benefits and day care benefits for up to one year. The plan mandates paternal identification, expands funding for anti-fraud initiatives, and requires parents on AFDC to immunize their children. Parents who are disabled, caring for a disabled child, have a child under the age of two, or are teen-agers living at home and attending high school, will continue to receive cash assistance. Since most provisions of the new law do not take effect until July 1, 1995, the Executive Office for Administration projects that the reforms will not materially affect fiscal 1995 public assistance spending. The fiscal 1995 expenditure estimate of $16.449 billion includes $247.8 million appropriated to fund the Commonwealth's public assistance programs for the last four months of fiscal 1995. The Commonwealth is currently evaluating the new law's impact on fiscal 1996 projected spending for public assistance programs.

    The fiscal 1995 budget is based on numerous spending and revenue estimates the achievement of which cannot be assured.

    On November 8, 1994, the voters in the statewide general election approved an initiative petition that would slightly increase the portion of the gasoline tax revenue credited to the Highway Fund, one of the Commonwealth's three major budgetary funds, prohibit the transfer of money from the Highway Fund to other funds for non-highway purposes and not permit including the Highway Fund balance in the computation "consolidated net surplus" for purposes of state finance laws. The initiative petition also provides that no more than 15% of gasoline tax revenues may be used for mass transportation purposes, such as expenditures related to the Massachusetts Bay Transit Authority. The Executive Office of Administration and Finance is analyzing the effect, if any, this initiative petition, which became law on December 8, 1994, may have on the fiscal 1995 budget and it currently does not expect it to have any materially adverse impact. This is not a constitutional amendment and is subject to amendment or repeal by the Legislature, which may also, notwithstanding the terms of the petition, appropriate moneys from the Highway Fund in such amounts and for such purposes as it determines, subject only to a constitutional restriction that such moneys be used for highways or mass transit purposes.

    1994 FISCAL YEAR. Fiscal 1994 tax revenue collections were approximately $10.607 billion, $87 million below the Department of Revenue's fiscal year 1994 tax revenue estimate of $10.694 billion and $677 million above fiscal 1993 tax revenues of $9.930 billion. Budgeted revenues and other sources, including non-tax revenues, collected in fiscal 1994 were approximately $15.550 billion. Total revenues and other sources increased by approximately 5.7% from fiscal 1993 to fiscal 1994 while tax revenues increased by 6.8% for the same period. Budgeted expenditures and other uses of funds in fiscal 1994 were approximately $15.523 billion, which is $826.5 million or approximately 5.6% higher than fiscal 1993 budgeted expenditures and other uses.

    As of June 30, 1994, the Commonwealth showed a year-end cash position of approximately $757 million, as compared to a projected position of $599 million.

    In June, 1993, the Legislature adopted and the Governor signed into law comprehensive education reform legislation. This legislation required an increase in expenditures for education purposes above fiscal 1993 base spending of $1.288 billion of approximately $175 million in fiscal 1994. The Executive Office for Administration and Finance expects the annual increases in expenditures above the fiscal 1993 base spending of $1.288 billion to be approximately $396 million in fiscal 1995, $625 million in fiscal 1996 and $868 million in fiscal 1997. Additional annual increases are also expected in later fiscal years. The fiscal 1995 budget as signed by the Governor includes $896 million in appropriations to satisfy this legislation.

    1993 FISCAL YEAR. The Commonwealth's budgeted expenditures and other uses were approximately $14.696 billion in fiscal 1993, which is approximately $1.280 billion or 9.6% higher than fiscal 1992 expenditures and other uses. Final fiscal 1993 budgeted expenditures were $23 million lower than the initial July 1992 estimates of fiscal 1993 budgeted expenditures. Budgeted revenues and other sources for fiscal 1993 totalled approximately $14.710 billion, including tax revenues of $9.930 billion. Total revenues and other sources increased by approximately 6.9% from fiscal 1992 to fiscal 1993, while tax revenues increased by 4.7% for the same period. Overall, fiscal 1993 ended with a surplus of revenues and other sources over expenditures and other uses of $13.1 million and aggregate ending fund balances in the budgeted operating funds of the Commonwealth of approximately $562.5 million. After payment in full of the distribution of local aid to the Commonwealth's cities and towns ("Local Aid") and the retirement of short term debt, the Commonwealth showed a year end cash position of approximately $622.2 million, as compared to a projected position of $485.1 million.

    1992 FISCAL YEAR. The Commonwealth's budgeted expenditures and other uses were approximately $13.4 billion in fiscal 1992, which is $238.7 million or 1.7% lower than fiscal 1991 budgeted expenditures. Final fiscal 1992 budgeted expenditures were $300 million more than the initial July 1991 estimates of budgetary expenditures, due in part to increases in certain human services programs, including an increase of $268.7 million for the Medicaid program and $50.0 million for mental retardation consent decree requirements. Budgeted revenues and other sources for fiscal 1992 totalled approximately $13.7 billion (including tax revenues of approximately $9.5 billion), reflecting an increase of approximately 0.7% from fiscal 1991 to 1992 and an increase of 5.4% in tax revenues for the same period. Overall, fiscal 1992 is estimated to have ended with an excess of revenues and other sources over expenditures and other uses of $312.3 million. After payment in full of Local Aid in the amount of $514.0 million due on June 30, 1992, retirement of the Commonwealth's outstanding commercial paper (except for approximately $50 million of bond anticipation notes) and certain other short term borrowings, as of June 30, 1992, the end of fiscal 1992, the Commonwealth showed a year-end cash position of approximately $731 million, as compared with the Commonwealth's cash balance of $182.3 million at the end of fiscal 1991.

    1991 FISCAL YEAR. Budgeted expenditures for fiscal 1991 were approximately $13.659 billion, as against budgeted revenues and other sources of approximately $13.634 billion. The Commonwealth suffered an operating loss of approximately $21.2 million. Application of the adjusted fiscal 1990 fund balances of $258.3 million resulted in a fiscal 1991 budgetary surplus of $237.1 million. State law requires that approximately $59.2 million of the fiscal year ending balances of $237.1 million be placed in the Stabilization Fund, a reserve from which funds can be appropriated (i) to make up any difference between actual state revenues in any fiscal year in which actual revenues fall below the allowable amount,
(ii) to replace state and local losses by federal funds or (iii) for any event, as determined by the legislature, which threatens the health, safety or welfare of the people or the fiscal stability of the Commonwealth or any of its political subdivisions.

    Upon taking office in January 1991, the new Governor proposed a series of legislative and administrative actions, including withholding of allotments under Section 9C of Chapter 29 of the General Laws, intended to eliminate the projected deficits. The new Governor's review of the Commonwealth's budget indicated projected spending of approximately $14.1 billion with an estimated $850 million in budget balancing measures that would be needed prior to the close of fiscal 1991. At that time, estimated tax revenues were revised to approximately $8.8 billion, $903 million less than was estimated at the time the fiscal 1991 budget was adopted. The Legislature adopted a number of the Governor's recommendations and the Governor took certain administrative actions not requiring legislative approval, including the adoption of a state employee furlough program. It is estimated by the Commonwealth that spending reductions achieved through savings initiatives and withholding of allotments total approximately $484.3 million in aggregate for fiscal 1991. However, these savings and reductions may be impacted negatively by litigation pursued by third parties concerning the Governor's actions under Section 9C of Chapter 29 of the General Laws and with regard to the state employee furlough program.

    In addition, the new administration in May 1991 filed an amendment to its Medicaid state plan that enables it to claim 50% federal reimbursement on uncompensated care payments for certain hospitals in the Commonwealth. As a result, in fiscal 1991, the Commonwealth obtained additional non-tax revenues in the form of federal reimbursements equal to approximately $513 million on account of uncompensated care payments. This reimbursement claim was based upon recent amendments of federal law contained in the Omnibus Budget Reconciliation Act of 1990 and, consequently, on relatively undeveloped federal laws, regulations and guidelines. At the request of the federal Health Care Financing Administration, the Office of Inspector General of the United States Department of Health and Human Services has commenced an audit of the reimbursement. The administration, which had reviewed the matter with the Health Care Financing Administration prior to claiming the reimbursement, believes that the Commonwealth will prevail in the audit. If the Commonwealth does not prevail, the Commonwealth would have the right to contest an appeal, but could be required to pay all or part of Medicaid reimbursements with interest and to have such amount deducted from future reimbursement payments.

    1990 AND 1989 FISCAL YEARS. In July 1989, the former Governor vetoed certain provisions included in the budget legislation for fiscal 1990, including approximately $273 million of the fiscal 1990 appropriations, including $100 million for Local Aid. One of the Governor's vetoes occasioned a default by the Commonwealth on a September 1, 1989 payment of $2.5 million on a general obligation contract with the Massachusetts Community Development Finance Corporation to which its full faith and credit had been pledged, which payment was made on September 17, 1990 after a supplemental appropriation was proposed by the Governor and passed by the legislature. The legislature overrode the Governor's veto of $100 million of Local Aid and the Governor then indicated that he was withholding the allotment for such expenditure. The Supreme Judicial Court invalidated the Governor's withholding of $210 million of appropriated funds for certain Local Aid purposes in May 1990.

    Budgeted expenditures for fiscal 1989 and 1990 totalled approximately $12.6 billion and $13.3 billion, respectively. Budgeted revenues for fiscal 1989 and 1990 totalled approximately $12.0 billion and $12.0 billion, respectively.

    EMPLOYMENT. Reversing a trend of relatively low unemployment during the early and mid 1980's, the Massachusetts unemployment rate beginning in 1990 increased significantly to where the Commonwealth's unemployment rate exceeded the national unemployment rate. During 1990, the Massachusetts unemployment rate increased from 4.5% in January to 6.1% in July to 6.7% in August. During 1991, the Massachusetts unemployment rate averaged 9.0% while the average United States unemployment rate was 6.7%. The Massachusetts unemployment rate during 1992 averaged 8.5% while the average United States unemployment rate was 7.4%. Since 1993, the average monthly unemployment rate has declined steadily. The Massachusetts unemployment rate in December 1994 was 5.7%, as compared with the United States unemployment rate of 5.4% for the same period. Other factors which may significantly and adversely affect the employment rate in the oCmmonwealth include reductions in federal government spending on defense-related industries. Due to this and other considerations, there can be no assurances that unemployment in the Commonwealth will not increase in the future.

    DEBT RATINGS. S&P currently rates the Commonwealth's uninsured general obligation bonds at A+. At the same time, S&P currently rates state and agency notes at SP1. From 1989 through 1992, the Commonwealth had experienced a steady decline in its S&P rating, with its decline beginning in May 1989, when S&P lowered its rating on the Commonwealth's general obligation bonds and other Commonwealth obligations from AA+ to AA and continuing a series of further reductions until March 1992, when the rating was affirmed at BBB.

    Moody's currently rates the Commonwealth's uninsured general obligation bonds at A1. From 1989 through 1992, the Commonwealth had experienced a steady decline in its rating by Moody's since May 1989. In May 1989, Moody's lowered its rating on the Commonwealth's notes from MIG-1 to MIG-2, and its rating on the Commonwealth's commercial paper from P-1 to P-2. On June 21, 1989 Moody's reduced the Commonwealth's general obligation rating from Aa to A. On November 15, 1989, Moody's reduced the rating on the Commonwealth's general obligations from A to Baa1, and on March 9, 1990, Moody's reduced the rating of the Commonwealth's general obligation bonds from Baa1 to Baa. There can be no assurance that these ratings will continue.

    In recent years, the Commonwealth and certain of its public bodies and municipalities have faced serious financial difficulties which have affected the credit standing and borrowing abilities of Massachusetts and its respective entities and may have contributed to higher interest rates on debt obligations. The continuation of, or an increase in, such financial difficulties could result in declines in the market values of, or default on, existing obligations including Massachusetts Obligations in the Trust. Should there be during the term of the Trust a financial crisis relating to Massachusetts, its public bodies or municipalities, the market value and marketability of all outstanding bonds issued by the Commonwealth and its public authorities or municipalities including the Massachusetts Obligations in the Trust and interest income to the Trust could be adversely affected.

    TOTAL BOND AND NOTE LIABILITIES. The total general obligation bond indebtedness of the Commonwealth (including Fiscal Recovery Bonds) as of April 1, 1995 was approximately $9.6 billion. There were also outstanding approximately $245 million in general obligation notes and other short term general obligation debt. The total bond and note liabilities of the Commonwealth as of April 1, 1995, including guaranteed bond and contingent liabilities, was approximately $12.9 billion.

    DEBT SERVICE. During the 1980s, capital expenditures were increased substantially, which has had a short term impact on the cash needs of the Commonwealth and also accounts for a significant rise in debt service during that period. Payments for debt service on Commonwealth general obligation bonds and notes have risen at an average annual rate of 22.2% from $770.9 million in fiscal 1990 to an estimated $942.3 million in fiscal 1991. Debt service payments in fiscal 1992 were $898.3 million. Debt service payments for fiscal 1992 reflect a $261 million one-time reduction achieved as a result of the issuance of the refunding bonds in September and October 1991. Debt service expenditures were approximately $1.140 billion and $1.149 billion for fiscal 1993 and 1994, respectively, and are projected to be approximately $1.241 billion for fiscal 1995. The fiscal 1993 and fiscal 1994 debt service expenditures reflect savings of $62.9 million and $57.3 million, respectively, achieved through the issuance of refunding bonds in October 1992, and March, May and August 1993. The amounts represented do not include debt service on notes issued to finance the fiscal 1989 deficit and certain Medicaid related liabilities, certain debt service contract assistance to the Massachusetts Bay Transportation Authority ($181.9 million projected in fiscal 1995), the Massachusetts Convention Center Authority ($24.6 million projected in fiscal 1995), the Massachusetts Government Land Bank ($6.0 million projected in fiscal 1995) and the Massachusetts Water Pollution Abatement Trust ($13.9 million projected in fiscal 1995), as well as grants to municipalities under the school building assistance program to defray a portion of the debt service costs on local school bonds ($179.2 million projected in fiscal 1995).

    In January 1990, legislation was passed to impose a limit on debt service beginning in fiscal 1991, providing that no more than 10% of the total appropriations in any fiscal year may be expended for payment of interest and principal on general obligation debt (excluding the Fiscal Recovery Bonds). The percentage of total appropriations expended from the budgeted operating funds for debt service (excluding debt service on Fiscal Recovery Bonds) for fiscal 1994 is 5.6% (on a preliminary unaudited basis) which is projected to increase to 5.9% in fiscal 1995.

    CERTAIN LIABILITIES. Among the material future liabilities of the Commonwealth are significant unfunded general liabilities of its retirement systems and a program to fund such liabilities; a program whereby, starting in 1978, the Commonwealth began assuming full financial responsibility for all costs of the administration of justice within the Commonwealth; continuing demands to raise aggregate aid to cities, towns, schools and other districts and transit authorities above current levels; and Medicaid expenditures which have increased each year since the program was initiated. The Commonwealth has signed consent decrees to continue improving mental health care and programs for the mentally retarded in order to meet federal standards, including those governing receipt of federal reimbursements under various programs, and the parties in those cases have worked cooperatively to resolve the disputed issues.

    As a result of comprehensive legislation approved in January, 1988, the Commonwealth is required, beginning in fiscal 1989 to fund future pension liabilities currently and to amortize the Commonwealth's unfunded liabilities over 40 years. The estimated pension costs (inclusive of current benefits and pension reserves) for fiscal year 1996 are $1.044 billion, representing an increase of 5.0% over estimated fiscal 1995 expenditures of $994.3 million.

    LITIGATION. The Commonwealth is engaged in various lawsuits involving environmental and related laws, including an action brought on behalf of the U.S. Environmental Protection Agency alleging violations of the Clean Water Act and seeking to enforce the clean-up of Boston Harbor. The MWRA, successor in liability to the Metropolitan District Commission, has assumed primary responsibility for developing and implementing a court-approved plan for the construction of the treatment facilities necessary to achieve compliance with federal requirements. Under the Clean Water Act, the Commonwealth may be liable for costs of compliance in these or any other Clean Water cases if the MWRA or a municipality is prevented from raising revenues necessary to comply with a judgment. The MWRA currently projects that the total cost of construction of the treatment facilities required under the court's order is approximately $3.5 billion in current dollars, with approximately $1.84 billion to be spent on or after July 1, 1994.

    The Department of Public Welfare has been sued for the alleged unlawful denial of personal care attendant services to certain disabled Medicaid recipients. The Superior Court has denied the plaintiff's motion for preliminary injunction and has also denied the plaintiff's motion for class certification. If the plaintiffs were to prevail on their claims and the Commonwealth were required to provide all of the services sought by the plaintiffs to all similarly situation persons, it would substantially increase in the annual cost to the Commonwealth that these services might eventually be required. The Department of Public Welfare currently estimates this increase to be as much as $200 million per year.

    There are also actions pending in which recipients of human services benefits, such as welfare recipients, the mentally retarded, the elderly, the handicapped, children, residents of state hospitals and inmates of corrections institutions, seek expanded levels of services and benefits and in which providers of services to such recipients challenge the rates at which they are reimbursed by the Commonwealth. To the extent that such actions result in judgments requiring the Commonwealth to provide expanded services or benefits or pay increased rates, additional operating and capital expenditures might be needed to implement such judgments.

    The Massachusetts Hospital Association has brought an action challenging an element of the Medicaid rate setting methodologies for hospitals. On October 12, 1993, the case was settled with the hospital association and most acute hospitals, thereby reducing the Commonwealth's potential liability in the pending case or in related appeals to approximately $10 million.

    In addition there are several tax matters in litigation which could result in significant refunds to taxpayers if decisions unfavorable to the Commonwealth are rendered. In BAYBANK, ET AL. V. COMMISSIONER OF REVENUE, the banks challenge the inclusion of income from tax exempt obligations in the measure of the bank excise tax. The Appellate Tax Board issued findings of fact and a report in favor of the Commissioner of Revenue on September 30, 1993. The Supreme Judicial Court heard the appeal on March 7, 1995. Taking into account all banks and all years at issue (1974 through 1986), there are 142 appeals consolidated in this case. The amount at issue is currently estimated to be approximately $1.4 billion, which amount includes interest of approximately $1.1 billion and amounts involved in other related applications for abatement pending with the Commissioner of Revenue or with the Appellate Tax Board.

    In March 30, 1995, the parties reported to the Supreme Judicial Court that they had agreed in principle to settle the case and related litigation. The agreement in principle includes an agreement that the Commonwealth will pay to the banks $25 million, payable in installments of $10 million on August 1, 1996 and August 1, 1997, and $5 million and all accrued interest on the settlement amount on August 1, 1998, with an option for the Commonwealth to prepay such amounts.

    On March 22, 1995, the Supreme Judicial Court, in its opinion in PERINI CORPORATION ET AL. V. COMMISSIONER OF REVENUE, held that certain deductions from the net worth measure of the Massachusetts corporate excise tax violate the Commerce Clause of the United States Constitution. The court remanded the case for entry of a declaration and further proceedings, if necessary, to determine other appropriate remedies. The Commonwealth intends to file a petition for a writ of certiorari in the United States Supreme Court. The Department of Revenue is analyzing the impact of this decision, but cannot yet determine the likely effect on future aggregate annual corporate excise tax receipts. The amount of taxes and interest at issue in other cases is approximately $150 million.

    In NATIONAL ASSOCIATION OF GOVERNMENT EMPLOYEES V. COMMONWEALTH, the Superior Court declared that a line item in the Commonwealth's general appropriations act for fiscal 1994 that increased the state employees' percentage share of their group health insurance premiums from 10% to 15% violated the terms of several collective bargaining agreements, and therefore was invalid under the United States Constitution as regards employees covered by the agreements. The Commonwealth appealed the Superior Court's decision and the Supreme Judicial Court has granted direct appellate review. Several other unions have filed a companion suit asserting that the premium increase similarly violated other collective bargaining agreements. The latter suit is in its initial stages. If the Superior Court decision in favor of the state employees is upheld, the Commonwealth's aggregate liability is estimated to be approximately $32 million.

    A variety of other civil suits pending against the Commonwealth may also affect its future liabilities. These include challenges to the Commonwealth's allocation of school aid under Section 9C of Chapter 29 of the General Laws and to adopt a state employee furlough program. No prediction is possible as to the ultimate outcome of these proceedings.

    Many factors, in addition to those cited above, do or may have a bearing upon the financial condition of the Commonwealth, including social and economic conditions, many of which are not within the control of the Commonwealth.

    EXPENDITURE AND TAX LIMITATION MEASURES. Limits have been established on state tax revenues by legislation approved by the Governor on October 25, 1986 and by an initiative petition approved by the voters on November 4, 1986. The Executive Office for Administration and Finance currently estimates that state tax revenues will not reach the limit imposed by either the initiative petition or the legislative enactment in fiscal 1992.

    Proposition 2 1/2, passed by the voters in 1980, led to large reductions in property taxes, the major source of income for cities and towns, and large increases in state aid to offset such revenue losses. According to the Executive Office for Administration and Finance, all of the 351 cities and towns have now achieved a property tax level of no more than 2.5% of full property values. Under the terms of Proposition 2 1/2, the property tax levy can now be increased annually for all cities and towns, almost all by 2.5% of the prior fiscal year's tax levy plus 2.5% of the value of new properties and of significant improvements to property. Legislation has also been enacted providing for certain local option taxes. A voter initiative petition approved at the statewide general election in November, 1990 further regulates the distribution of Local Aid of no less than 40% of collections from individual income taxes, sales and use taxes, corporate excise taxes, and the balance of the state lottery fund. If implemented in accordance with its terms (including appropriation of the necessary funds), the petition as approved would shift several hundred million dollars to direct Local Aid.

    OTHER TAX MEASURES. To provide revenue to pay debt service on both the deficit and Medicaid-related borrowings and to fund certain direct Medicaid expenditures, legislation was enacted imposing an additional tax on certain types of personal income for 1989 and 1990 taxable years at rates of 0.375% and 0.75% respectively, effectively raising the tax rate of 1989 from 5% to 5.375% and for 1990 to 5.75%. Recent legislation has effectively further increased tax rates to 5.95% for tax year 1990 to 6.25% for tax year 1991 and returning to 5.95% for tax year 1992 and subsequent tax years. The tax is applicable to all personal income except income derived from dividends, capital gains, unemployment compensation, alimony, rent, interest, pensions, annuities and IRA/Keogh distributions. The income tax rate on other interest (excluding interest on obligations of the United States and of the Commonwealth and its subdivisions), dividends and net capital gains (after a 50% reduction) was increased from 10% to 12% for tax year 1990 and subsequent years, by recently enacted legislation.

    ESTATE TAX REVISIONS. The fiscal 1993 budget included legislation which gradually phases out the current Massachusetts estate tax and replaces it with a "sponge tax" in 1997. The "sponge tax" is based on the maximum amount of the credit for state taxes allowed for federal estate tax purposes. The estate tax is phased out by means of annual increases in the basic exemption from the current $200,000 level. The exemption is increased to $300,000 for 1993, $400,000 for 1994, $500,000 for 1995 and $600,000 for 1996. In addition, the legislation includes a full marital deduction starting July 1, 1994. Currently the marital deduction is limited to 50% of the Massachusetts adjusted gross estate. The static fiscal impact of the phase out of the estate tax was estimated to be approximately $24.8 million in fiscal 1994 and is estimated to be approximately $72.5 million in fiscal 1995.

    OTHER ISSUERS OF MASSACHUSETTS OBLIGATIONS. There are a number of state agencies, instrumentatlities and political subdivisions of the Commonwealth that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of obligations backed by the full faith and credit of the Commonwealth. The brief summary above does not address, nor does it attempt to address, any difficulties and the financial situations of those other issuers of Massachusetts Obligations.

MASSACHUSETTS TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 1996 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The tables incorporate increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The Massachusetts state tax rate shown is the rate at which interest is taxed. Certain other types of income are taxed at other rates. The table does not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 40.1 $    0-117.95      25.0   %     6.00    6.33    6.67    7.00    7.33    7.67    8.00    8.33
    40.1- 96.9      0-117.95      36.5         7.09    7.48    7.87    8.27    8.66    9.06    9.45    9.84
               117.95-176.95      37.5         7.20    7.60    8.00    8.40    8.80    9.20    9.60   10.00
    96.9-147.7      0-117.95      39.5         7.44    7.85    8.26    8.68    9.09    9.50    9.92   10.33
               117.95-176.95      40.0         7.50    7.92    8.33    8.75    9.17    9.58   10.00   10.42
               176.95-299.45      42.5         7.83    8.26    8.70    9.13    9.57   10.00   10.43   10.87
  147.7-263.75 117.95-176.95      44.5         8.11    8.56    9.01    9.46    9.91   10.36   10.81   11.26
               176.95-299.45      47.0         8.49    8.96    9.43    9.91   10.38   10.85   11.32   11.79
                 Over 299.45      44.5   2     8.11    8.56    9.01    9.46    9.91   10.36   10.81   11.26
   Over 263.75 176.95-299.45      50.5         9.09    9.60   10.10   10.61   11.11   11.62   12.12   12.63
                 Over 299.45      48.0   3     8.65    9.13    9.62   10.10   10.58   11.06   11.54   12.02

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $    0- 24.00 $    0-117.95      25.0   %     6.00    6.33    6.67    7.00    7.33    7.67    8.00    8.33
  24.00- 58.15      0-117.95      36.5         7.09    7.48    7.87    8.27    8.66    9.06    9.45    9.84
  58.15-121.30      0-117.95      39.5         7.44    7.85    8.26    8.68    9.09    9.50    9.92   10.33
               117.95-240.45      40.5         7.56    7.98    8.40    8.82    9.24    9.66   10.08   10.50
 121.30-263.75 117.95-240.45      45.5         8.26    8.72    9.17    9.63   10.09   10.55   11.01   11.47
                 Over 240.45      44.5   2     8.11    8.56    9.01    9.46    9.91   10.36   10.81   11.26
   Over 263.75   Over 240.45      48.0   3     8.65    9.13    9.62   10.10   10.58   11.06   11.54   12.02

------------------

      1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal Federal tax rate to approximately 44.0 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41.0 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

      2 Federal tax rate reverts to 36.0% after the 80% cap on the limitation on itemized deductions has been met.

      3 Federal tax rate reverts to 39.6% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX C
                              MICHIGAN DISCLOSURE

ECONOMIC FACTORS--MICHIGAN

    As described above, except to the extent the Michigan Traditional Trust invests in temporary investments, the Michigan Traditional Trust will invest substantially all of its net assets in Michigan Bonds. The Michigan Traditional Trust is therefore susceptible to political, economic or regulatory factors affecting issuers of Michigan Bonds. The information set forth below is derived from official statements prepared in connection with the issuance of Michigan Bonds and other sources that are generally available to investors. The information is provided as general information intended to give a recent historical description and is not intended to indicate future or continuing trends in the financial or other positions of the State of Michigan (the "State"). This information has not been independently verified.

    There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on issuers and other obligors with respect to the Michigan Insured Trust generally, will not adversely affect the market value of Michigan Bonds held in the portfolio of the Michigan Traditional Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

    The principal sectors of the State's economy are manufacturing of durable goods (including automobile and office equipment manufacturing), tourism and agriculture. As reflected in historical employment figures, the State's economy has lessened its dependence upon durable goods manufacturing. In 1960, employment in such industry accounted for 33% of the State's workforce. This figure fell to 17% by 1994. However, manufacturing (including auto-related manufacturing) continues to be an important part of the State's economy. These industries are highly cyclical. This factor could adversely affect the revenue streams of the State and its political subdivisions because of its impact on tax sources, particularly sales taxes, income taxes and single business taxes.

    Recently, as well as historically, the average monthly unemployment rate in the State has been higher than the average figures for the United States. For example, for 1993 the average monthly unemployment rate in the State was 7% as compared to a national average of 6.8%. However, for 1994, the average monthly unemployment rate in the State was 5.9% as compared to a national average of 6.1%.

    BUDGET. The budget of the State is a complete financial plan and encompasses the revenues and expenditures, both operating and capital outlay, of the General Fund and special revenue funds. The budget is prepared on a basis consistent with generally accepted accounting principles (GAAP). The State's Fiscal Year begins on October 1 and ends September 30 of the following year. Under State law, the executive budget recommendations for any fund may not exceed the estimated revenue thereof, and an itemized statement of estimated revenues in each operating fund must be contained in an appropriation bill as passed by the Legislature, the total of which may not be less than the total of all appropriations made from the fund for that fiscal year. The State Constitution provides that proposed expenditures from and revenues of any fund must be in balance and that any prior year's surplus or deficit in any fund must be included in the succeeding year's budget for that fund.

    The State's Constitution limits the amount of total State revenues that may be raised from taxes and other sources. State revenues (excluding federal aid and revenues used for payment of principal and interest on general obligation bonds) in any fiscal year are limited to a specified percentage of State personal income in the prior calendar year or average of the prior three calendar years, whichever is greater. The State may raise taxes in excess of the limit in emergency situations.

    The State finances its operations through the State's General Fund and special revenue funds. The General Fund receives revenues of the State that are not specifically required to be included in the special revenue funds. General Fund revenues are obtained approximately 59 percent from the payment of State taxes and 41 percent from federal and non-tax revenue sources. Tax revenues credited to the General Fund include the State's personal income tax, single business tax, use tax, and approximately 15% of sales tax collections. In addition the State levies various other taxes. Approximately one-half of total General Fund expenditures are made by the State's Department of Education and Department of Social Services. Other significant expenditures from the General Fund provide funds for law enforcement, general State government, debt service and capital outlays.

    Despite modest surplus in the three preceding fiscal years, the State ended fiscal years 1989-90 and 1990-91 with negative balances of $310.3 million and $169.4 million, respectively. This negative balance had been eliminated as of the end of fiscal year 1991-92, which ended September 30, 1992. The State ended fiscal year 1992-93 with a projected balance of $26 million after the transfer of $282.6 million to the BSF described below. The state ended fiscal year 1993-94 with a General Fund balance of $460.2 million which was transferred to the Counter-Cyclical Budget and Economic Stabilization Fund ("BSF".)

    The State budget for the 1994-95 fiscal year, which began on October 1, 1994, was passed by the Legislature in July 1994. This budget passed by the Legislature totaled $8,030.8 million from General Fund/general purpose revenues. The Governor vetoed $6.5 million of these appropriations.

    The Governor's Executive Budget for fiscal year 1995-96 was submitted to the Legislature on February 9, 1995. The fiscal year 1995-96 General Fund/general purpose Executive Budget recommendation totaled $8,507.6 million.

    The State also maintains the BSF which accumulates balances during the years of significant economic growth and which may be utilized during periods of budgetary shortfalls. The unreserved balance for the BSF for the 1990-91 fiscal year end was $182.2 million, for the 1991-92 fiscal year end was $20.1 million and for the 1992-93 fiscal year was $303.4 million. The ending unreserved fiscal year 1993-94 General Fund balance of $460.2 million was transfered to the BSF.

    DEBT. The State Constitution limits State general obligation debt to (i) short-term debt for State operating purposes which must be repaid in the same fiscal year in which it is issued and which cannot exceed 15% of the undedicated revenues received by the State during the preceding fiscal year, (ii) short and long term debt unlimited in amount for the purpose of making loans to school districts and (iii) long term debt for voter-approved purposes.

    The State has issued and has outstanding general obligation full faith and credit bonds for water resources, environmental protection program and recreation program purposes totalling, as of September 30, 1994, approximately $382 million. The State anticipates issuing additional general obligation environmental bonds in 1995. In November 1988 the State's voters approved the issuance of $800 million of general obligation bonds for environmental protection and recreational purposes; of this amount approximately $423 million remains to be issued. The State issued $500 million in general obligation notes on March 16, 1995 which will mature September 29, 1995. The State issued $85 million in general obligation school loan notes in April 1995 which will mature on August 15, 1995.

    OTHER ISSUERS OF MICHIGAN MUNICIPAL OBLIGATIONS. There are a number of state agencies, instrumentalities and political subdivisions of the State that issue bonds, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from obligations backed by the full faith and credit of the State.

    RATINGS.   Currently  the State's general  obligation bonds are  rated A1 by
Moody's, "AA" by S&P and "AA" by Fitch Investors Service, Inc.

    LITIGATION. The State is a party to various legal proceedings seeking damages or injunctive or other relief. In addition to routine litigation, certain of these proceedings could, if unfavorably resolved from the point of view of the State, substantially affect State programs or finances. These lawsuits involve programs generally in the areas of corrections, highway maintenance, social services, tax collection, commerce and budgetary reductions to school districts and governmental units and court funding. The ultimate disposition of these proceedings is not determinable.

    PROPERTY  TAX AND SCHOOL FINANCE REFORM.   The State Constitution limits the
extent to which municipalities or political subdivisions may levy taxes upon real and personal property through a process that regulates assessments.

    On August 19, 1993, the Governor signed into law Act 145, Public Acts of Michigan, 1993 ("Act 145"), a measure which would have significantly impacted financing of primary and secondary school operations and which has resulted in additional property tax and school finance reform legislation. Act 145 would have exempted all property in the State of Michigan from millage levied for local and intermediate school districts operating purposes, other than millage levied for community colleges, effective July 1, 1994. In order to replace local property tax revenues lost as a result of Act 145, the Michigan Legislature, in December 1993, enacted several statutes which address property tax and school finance reform.

    The property tax and school finance reform measures included a ballot proposal which was approved by the voters on March 15, 1994. Effective May 1, 1994, the State sales and use tax was increased from 4% to 6%, the State income tax was decreased from 4.6% to 4.4%, the cigarette tax was increased from $.25 to $.75 per pack and an additional tax of 16% of the wholesale price was imposed on certain other tobacco products. A .75% real estate transfer tax become effective January 1, 1995. Beginning in 1994, state property tax of 6 mills began to be imposed on all real and personal property currently subject to the general property tax. The ability of school districts to levy property taxes for school operating purposes will be partially restored. A school board will, with voter approval, be able to levy up to the lesser of 18 mills or the number of mills levied in 1993 for school operating purposes, on non-homestead property. The adopted ballot proposal contained additional provisions regarding the ability of local school districts to levy taxes as well as a limit on assessment increases for each parcel of property, beginning in 1995 to the lesser of 5% or the rate of inflation. When property is subsequently sold, its assessed value will revert to the current assessment level of 50% of true cash value. Under the adopted ballot proposal, much of the additional revenue generated by the new taxes will be dedicated to the State School Aid Fund.

    The adopted ballot proposal contained a system of financing local school operating costs relying upon a foundation allowance amount which may vary by district based upon historical spending levels. State funding will provide each school district an amount equal to the difference between their foundation allowance and the revenues generated by their local property tax levy. Local school districts would also be entitled to levy supplemental property taxes to generate additional revenue if their foundation allowance is less than their historical per pupil expenditures. The adopted ballot proposal also contained provisions which allow for the levy of a limited number of enhancement mills on regional and local school district bases.

    The adopted ballot proposal shifted significant portions of the cost of local school operations from local school districts to the State and raised additional State revenues to fund these additional State expenses. These additional revenues will be included within the State's constitutional revenue limitations and may impact the State's ability to raise additional revenues in the future.

MICHIGAN TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 1996 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The tables incorporate increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The combined rate for Michigan includes both the individual income tax rate and the intangible tax rate, because the intangible tax is generally based on income received from intangibles. The table does not reflect any local taxes or any taxes other than the personal income taxes and the Michigan intangible tax. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS      STATE* AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 40.1 $    0-117.95      20.0   %     5.63    5.94    6.25    6.56    6.88    7.19    7.50    7.81
    40.1- 96.9      0-117.95      32.5         6.67    7.04    7.41    7.78    8.15    8.52    8.89    9.26
               117.95-176.95      33.0         6.72    7.09    7.46    7.84    8.21    8.58    8.96    9.33
    96.9-147.7      0-117.95      35.0         6.92    7.31    7.69    8.08    8.46    8.85    9.23    9.62
               117.95-176.95      36.0         7.03    7.42    7.81    8.20    8.59    8.98    9.38    9.77
               176.95-299.45      38.5         7.32    7.72    8.13    8.54    8.94    9.35    9.76   10.16
  147.7-263.75 117.95-176.95      41.0         7.63    8.05    8.47    8.90    9.32    9.75   10.17   10.59
               176.95-299.45      43.5         7.96    8.41    8.85    9.29    9.73   10.18   10.62   11.06
                 Over 299.45      41.0   2     7.63    8.05    8.47    8.90    9.32    9.75   10.17   10.59
   Over 263.75 176.95-299.45      47.5         8.57    9.05    9.52   10.00   10.48   10.95   11.43   11.90
                 Over 299.45      44.5   3     8.11    8.56    9.01    9.46    9.91   10.36   10.81   11.26

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS      STATE* AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $    0- 24.00 $    0-117.95      20.0   %     5.63    5.94    6.25    6.56    6.88    7.19    7.50    7.81
  24.00- 58.15      0-117.95      32.5         6.67    7.04    7.41    7.78    8.15    8.52    8.89    9.26
  58.15-121.30      0-117.95      35.0         6.92    7.31    7.69    8.08    8.46    8.85    9.23    9.62
               117.95-240.45      36.5         7.09    7.48    7.87    8.27    8.66    9.06    9.45    9.84
 121.30-263.75 117.95-240.45      41.5         7.69    8.12    8.55    8.97    9.40    9.83   10.26   10.68
                 Over 240.45      41.0   2     7.63    8.05    8.47    8.90    9.32    9.75   10.17   10.59
   Over 263.75   Over 240.45      44.5   3     8.11    8.56    9.01    9.46    9.91   10.36   10.81   11.26
------------------
* The state tax rate which is used in the table is based  on a 4.4% state personal income tax rate and a 1.75% tax on  intangible income. The combined tax brackets reflect Federal and state income and state intangibles taxes.
      1  The table reflects the effect of the limitations on  itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect,  raise the  current maximum marginal Federal tax rate to approximately 44.0  percent for taxpayers filing a joint return and entitled to four personal exemptions and to  approximately 41.0 percent for  taxpayers filing a single return  entitled to only one  personal exemption.  These limitations are  subject to certain maximums,  which depend on  the number of exemptions  claimed and the total amount of the taxpayer's itemized  deductions. For example, the  limitation on itemized deductions will  not cause a taxpayer  to lose more than 80% of his allowable itemized deductions, with certain exceptions.
      2 Federal tax rate reverts to 36.0% after the 80% cap on the limitation on itemized deductions has been met.
      3 Federal tax rate reverts to 39.6% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX D
                             NEW JERSEY DISCLOSURE

ECONOMIC FACTORS--NEW JERSEY

    As described above, the New Jersey Traditional Trust consists of a portfolio of New Jersey Bonds. The Trust is therefore susceptible to political, economic or regulatory factors affecting issuers of the New Jersey Bonds. The following information provides only a brief summary of some of the complex factors affecting the financial situation in New Jersey (the "State") and is derived from sources that are generally available to investors and is believed to be accurate. It is based in part on information obtained from various State and local agencies in New Jersey. No independent verification has been made of any of the following information.

    New Jersey is the ninth largest state in population and the fifth smallest in land area. With an average of 1,062 people per square mile, it is the most densely populated of all the states. The State's economic base is diversified, consisting of a variety of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. Historically, New Jersey's average per capita income has been well above the national average, and in 1993 the State ranked second among the states in per capita personal income ($26,732).

    The New Jersey Economic Policy Council, a statutory arm of the New Jersey Department of Commerce and Economic Development, has reported in NEW JERSEY ECONOMIC INDICATORS, a monthly publication of the New Jersey Department of Labor, Division of Labor Market and Demographic Research, that in 1988 and 1989 employment in New Jersey's manufacturing sector failed to benefit from the export boom experienced by many Midwest states and the State's service sectors, which had fueled the State's prosperity since 1982, lost momentum. In the meantime, the prolonged fast growth in the State in the mid 1980s resulted in a tight labor market situation, which has led to relatively high wages and housing prices. This means that, while the incomes of New Jersey residents are relatively high, the State's business sector has become more vulnerable to competitive pressures.

    The onset of the national recession (which officially began in July 1990 according to the National Bureau of Economic Research) caused an acceleration of New Jersey's job losses in construction and manufacturing. In addition, the national recession caused an employment downturn in such previously growing sectors as wholesale trade, retail trade, finance, utilities and trucking and warehousing. Reflecting the downturn, the rate of unemployment in the State rose from a low of 3.6% during the first quarter of 1989 to an estimated 7.3% in December 1995, which is higher than the national average of 5.6% in December 1995. Economic recovery is likely to be slow and uneven in New Jersey, with unemployment receding at a correspondingly slow pace, due to the fact that some sectors may lag due to continued excess capacity. In addition, employers even in rebounding sectors can be expected to remain cautious about hiring until they become convinced that improved business will be sustained. Also, certain firms will continue to merge or downsize to increase profitability.

    DEBT SERVICE. The primary method for State financing of capital projects is through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State tax revenues and certain other fees are pledged to meet the principal and interest payments and if provided, redemption premium payments, if any, required to repay the bonds. As of June 30, 1994, there was a total authorized bond indebtedness of approximately $9.14 billion, of which $3.65 billion was issued and outstanding, $4.0 billion was retired (including bonds for which provision for payment has been made through the sale and issuance of refunding bonds) and $1.49 billion was unissued. The appropriation for the debt service obligation on such outstanding indebtedness is $466.3 million for Fiscal Year 1996.

    NEW JERSEY'S BUDGET AND APPROPRIATION SYSTEM. The State operates on a fiscal year beginning July 1 and ending June 30. At the end of Fiscal Year 1989, there was a surplus in the State's general fund (the fund into which all State revenues not otherwise restricted by statute are deposited and from which appropriations are made) of $411.2 million. At the end of Fiscal Year 1990, there was a surplus in the general fund of $1 million. At the end of Fiscal Year 1991, there was a surplus in the general fund of $1.4 million. New Jersey closed its Fiscal Year 1992 with a surplus of $760.8 million and Fiscal Year 1993 with a surplus of $937.4 million. It is estimated that New Jersey closed its Fiscal Year 1994 with a surplus of $926.0 million and Fiscal Year 1995 with a surplus of $563 million.

    In order to provide additional revenues to balance future budgets, to redistribute school aid and to contain real property taxes, on June 27, 1990, and July 12, 1990, Governor Florio signed into law legislation which was estimated to raise approximately $2.8 billion in additional taxes (consisting of $1.5 billion in sales and use taxes and $1.3 billion in income taxes), the biggest tax hike in New Jersey history. There can be no assurance that receipts and collections of such taxes will meet such estimates.

    The first part of the tax hike took effect on July 1, 1990, with the increase in the State's sales and use tax rate from 6% to 7% and the elimination of exemptions for certain products and services not previously subject to the tax, such as telephone calls, paper products (which has since been reinstated), soaps and detergents, janitorial services, alcoholic beverages and cigarettes. At the time of enactment, it was projected that these taxes would raise approximately $1.5 billion in additional revenue. Projections and estimates of receipts from sales and use taxes, however, have been subject to variance in recent fiscal years.

    The second part of the tax hike took effect on January 1, 1991, in the form of an increased state income tax on individuals. At the time of enactment, it was projected that this increase would raise approximately $1.3 billion in additional income taxes to fund a new school aid formula, a new homestead rebate program and state assumption of welfare and social services costs. Projections and estimates of receipts from income taxes, however, have also been subject to variance in recent fiscal years. Under the legislation, income tax rates increased from their previous range of 2% to 3.5% to a new range of 2% to 7%, with the higher rates applying to married couples with incomes exceeding $70,000 who file joint returns, and to individuals filing single returns with incomes of more than $35,000.

    The Florio administration had contended that the income tax package will help reduce local property tax increases by providing more state aid to municipalities. Under the income tax legislation the State will assume approximately $289 million in social services costs that previously were paid by counties and municipalities and funded by property taxes. In addition, under the new formula for funding school aid, an extra $1.1 billion is proposed to be sent by the State to school districts beginning in 1991, thus reducing the need for property tax increases to support education programs.

    Effective July 1, 1992, the State's sales and use tax rate decreased from 7% to 6%. Effective January 1, 1994, an across-the-board 5% reduction in the income tax rates was enacted and effective January 1, 1995, further reductions ranging from 1% up to 10% in income tax rates took effect. Governor Whitman recently signed into law further reductions up to 15% for some taxpayers effective January 1, 1996, completing her campaign promise to reduce income taxes by up to 30% within three years for most taxpayers.

    On June 30, 1995, Governor Whitman signed the New Jersey Legislature's $16.0 billion budget for Fiscal Year 1996. The balanced budget, which includes $541 million in surplus, is $300 million more than the 1995 budget. Whether the State can achieve a balanced budget depends on its ability to enact and implement expenditure reductions and to collect estimated tax revenues.

    LITIGATION. The State is a party in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of State and Federal laws. Included in the State's outstanding litigation are cases challenging the following: the funding of teachers' pension funds, the method by which the State shares with its counties maintenance recoveries and costs for residents in State institutions, unreasonably low Medicaid payment rates for long-term facilities in New Jersey, the obligation of counties to maintain Medicaid or Medicare eligible residents of institutions and facilities for the developmentally disabled, the hospital assessment authorized by the Health Care Reform Act of 1992, amounts previously paid by hospitals into the Health Care Cost Reduction Fund, various provisions, and the constitutionality, of the Fair Automobile Insurance Reform Act of 1990, the State's role in a consent order concerning the construction of a resource facility in Passaic County, actions taken by the New Jersey Bureau of Securities against an individual, the State's actions regarding alleged chromium contamination of State-owned property in Hudson County, the issuance of emergency redirection orders and a draft permit by the Department of Environmental Protection and Energy, refusal of the State to share with Camden County federal funding the State recently received for disproportionate share hospital payments made to county psychiatric facilities, and the constitutionality of annual A-901 hazardous and solid waste licensure renewal fees collected by the Department of Environmental Protection and Energy. Adverse judgments in these and other matters could have the potential for either a significant loss of revenue or a significant unanticipated expenditure by the State.

    At any given time, there are various numbers of claims and cases pending against the State, State agencies and employees seeking recovery of monetary damages that are primarily paid out of the fund created pursuant to the New Jersey Tort Claims Act. In addition, at any given time, there are various numbers of contract claims against the State and State agencies seeking recovery of monetary damages. The State is unable to estimate its exposure for these claims.

    DEBT RATINGS. For many years prior to 1991, both Moody's Investors Service, Inc. and Standard and Poor's Corporation had rated New Jersey general obligation bonds "Aaa" and "AAA," respectively. On July 3, 1991, however, Standard and Poor's Corporation downgraded New Jersey general obligation bonds to "AA+." On June 4, 1992, Standard and Poor's Corporation placed New Jersey general obligation bonds on CreditWatch with negative implications, citing as its principal reason for its caution the unexpected denial by the Federal Government of New Jersey's request for $450 million in retroactive Medicaid payments for psychiatric hospitals. These funds were critical to closing a $1 billion gap in the State's $15 billion budget for fiscal year 1992 which ended on June 30, 1992. Under New Jersey state law, the gap in the current budget must be closed before the new budget year began on July 1, 1992. Standard and Poor's Corporation suggested the State could close fiscal 1992's budget gap and help fill fiscal 1993's hole by a reversion of $700 million of pension contributions to its general fund under a proposal to change the way the State calculates its pension liability. On July 6, 1992, Standard and Poor's Corporation reaffirmed its "AA+" rating for New Jersey general obligation bonds and removed the debt from its CreditWatch list, although it stated that New Jersey's long-term financial outlook was negative. Standard and Poor's Corporation was concerned that the State was entering the 1993 fiscal year that began July 1, 1992, with a slim $26 million surplus and remained concerned about whether the sagging State economy would recover quickly enough to meet lawmakers' revenue projections. It also remained concerned about the recent federal ruling leaving in doubt how much the State was due in retroactive Medicaid reimbursements and a ruling by a federal judge, now on appeal, of the State's method for paying for uninsured hospital patients. However, on July 27, 1994, S&P announced that it was changing the State's outlook from negative to stable due to a brightening of the State's prospects as a result of Governor Whitman's effort to trim spending and cut taxes, coupled with an improving economy. S&P reaffirmed its "AA+" rating at the same time.

    On August 24, 1992, Moody's Investors Service, Inc. downgraded New Jersey general obligation bonds to "Aa1", stating that the reduction reflected a developing pattern of reliance on nonrecurring measures to achieve budgetary balance, four years of financial operations marked by revenue shortfalls and operating deficits, and the likelihood that serious financial pressures would persist. On August 5, 1994, Moody's reaffirmed its "Aa1" rating, citing on the positive side New Jersey's broad-based economy, high income levels, history of maintaining a positive financial position and moderate (albeit rising) debt ratios, and, on the negative side, a continued reliance on one-time revenues and a dependence on pension-related savings to achieve budgetary balance.

NEW JERSEY TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 1996 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The tables incorporate increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the highest state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The table does not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 40.1 $    0-117.95      16.5   %     5.39    5.69    5.99    6.29    6.59    6.89    7.19    7.49
    40.1- 96.9      0-117.95      32.0         6.62    6.99    7.35    7.72    8.09    8.46    8.82    9.19
               117.95-176.95      33.0         6.72    7.09    7.46    7.84    8.21    8.58    8.96    9.33
    96.9-147.7      0-117.95      35.0         6.92    7.31    7.69    8.08    8.46    8.85    9.23    9.62
               117.95-176.95      35.5         6.98    7.36    7.75    8.14    8.53    8.91    9.30    9.69
               176.95-299.45      38.0         7.26    7.66    8.06    8.47    8.87    9.27    9.68   10.08
  147.7-263.75 117.95-176.95      41.0         7.63    8.05    8.47    8.90    9.32    9.75   10.17   10.59
               176.95-299.45      44.0         8.04    8.48    8.93    9.38    9.82   10.27   10.71   11.16
                 Over 299.45      41.0   2     7.63    8.05    8.47    8.90    9.32    9.75   10.17   10.59
   Over 263.75 176.95-299.45      47.5         8.57    9.05    9.52   10.00   10.48   10.95   11.43   11.90
                 Over 299.45      44.5   3     8.11    8.56    9.01    9.46    9.91   10.36   10.81   11.26

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $    0- 24.00 $    0-117.95      16.0   %     5.36    5.65    5.95    6.25    6.55    6.85    7.14    7.44
  24.00- 58.15      0-117.95      32.0         6.62    6.99    7.35    7.72    8.09    8.46    8.82    9.19
  58.15-121.30      0-117.95      35.5         6.98    7.36    7.75    8.14    8.53    8.91    9.30    9.69
               117.95-240.45      37.0         7.14    7.54    7.94    8.33    8.73    9.13    9.52    9.92
 121.30-263.75 117.95-240.45      42.0         7.76    8.19    8.62    9.05    9.48    9.91   10.34   10.78
                 Over 240.45      41.0   2     7.63    8.05    8.47    8.90    9.32    9.75   10.17   10.59
   Over 263.75   Over 240.45      44.5   3     8.11    8.56    9.01    9.46    9.91   10.36   10.81   11.26

------------------

      1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined tax rate to approximately 47.59 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 44.56 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

      2 Combined tax rate reverts to 40.08% after the 80% cap on the limitation on itemized deductions has been met.

      3 Combined tax rate reverts to 43.45% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX E
                                OHIO DISCLOSURE

ECONOMIC FACTORS--OHIO

    As described above, the Trust will invest substantially all of its net assets in securities issued by or on behalf of (or in certificates of participation in lease purchase obligations of) the State of Ohio, political subdivisions of the State, or agencies or instrumentalities of the State or its political subdivisions (Ohio Obligations). The Trust is therefore susceptible to general or particular economic, political, or regulatory factors that may affect issuers of Ohio Obligations. The following information constitutes only a brief summary of some of the many complex factors that may have an effect. The information does not apply to "conduit" obligations on which the public issuer itself has no financial responsibility. This information is derived from official statements of certain Ohio issuers published in connection with their issuance of securities and from other publicly available information, and is believed to be accurate. No independent verification has been made of any of the following information.

    Generally, the creditworthiness of Ohio Obligations of local issuers is unrelated to that of obligations of the State itself, and the State has no responsibility to make payments on those local obligations. There may be specific factors that at particular times apply in connection with investment in particular Ohio Obligations or in those obligations of particular Ohio issuers. It is possible that the investment may be in particular Ohio Obligations, or in those of particular issuers, as to which those factors apply. However, the information below is intended only as a general summary, and is not intended as a discussion of any specific factors that may affect any particular obligation or issuer.

    The timely payment of principal of and interest on Ohio Obligations has been guaranteed by bond insurance purchased by the issuers, the Trust or other parties. Those Ohio Obligations may not be subject to the factors referred to in this section of the Prospectus.

    Ohio is the seventh most populous state. The 1990 Census count of 10,847,000 indicated a 0.5% population increase from 1980. The Census estimate for 1993 is 11,091,000.

    While diversifying more into the service and other non-manufacturing areas, the Ohio economy continues to rely in part on durable goods manufacturing largely concentrated in motor vehicles and equipment, steel, rubber products and household appliances. As a result, general economic activity, as in many other industrially-developed states, tends to be more cyclical than in some other states and in the nation as a whole. Agriculture is an important segment of the economy, with over half the State's area devoted to farming and approximately 15% of total employment in agribusiness.

    In prior years, the State's overall unemployment rate was commonly somewhat higher than the national figure. For example, the reported 1990 average monthly State rate was 5.7%, compared to the 5.5% national figure. However, for the last four years the State rates were below the national rates (5.5% versus 6.1% in 1994). The unemployment rate and its effects vary among geographic areas of the State.

    There can be no assurance that future national, regional or state-wide economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of Ohio Obligations held in the Trust portfolio or the ability of particular obligors to make timely payments of debt service on (or lease payments relating to) those obligations.

    The State operates on the basis of a fiscal biennium for its appropriations and expenditures, and is precluded by law from ending its July 1 to June 30 fiscal year "FY" or fiscal biennium in a deficit position. Most State operations are financed through the General Revenue Fund "GRF", for which personal income and sales-use taxes are the major sources. Growth and depletion of GRF ending fund balances show a consistent pattern related to national economic conditions, with the ending FY balance reduced during less favorable and increased during more favorable economic periods. The State has well-established procedures for, and has timely taken, necessary actions to ensure resource/expenditure balances during less favorable economic periods. Those procedures included general and selected reductions in appropriations spending.

    Key biennium-ending fund balances at June 30, 1989 were $475.1 million in the GRF and $353 million in the Budget Stabilization Fund ("BSF", a cash and budgetary management fund). June 30, 1991 ending fund balances were $135.3 million (GRF) and $300 million (BSF).

    The next biennium, 1992-93, presented significant challenges to State finances, successfully addressed. To allow time to resolve certain budget differences, an interim appropriations act was enacted effective July 1, 1991; it included GRF debt service and lease rental appropriations for the entire biennium, while continuing most other appropriations for a month. Pursuant to the general appropriations act for the entire biennium, passed on July 11, 1991, $200 million was transfered from the BSF to the GRF in FY 1992.

    Based on the updated results and forecast in the course of that FY, both in light of a continuing uncertain nationwide economic situation, there was projected, and then timely addressed, an FY 1992 imbalance in GRF resources and expenditures. In response, the Governor ordered most State agencies to reduce GRF spending in the last six months of FY 1992 by a total of approximately $184 million; the $100.4 million BSF balance and additional amounts from certain other funds were transferred late in the FY to the GRF; and adjustments were made in the timing of certain tax payments.

    A significant GRF shortfall (approximately $520 million) was then projected for FY 1993. It was addressed by appropriate legislative and administrative actions, including the Governor's ordering $300 million in selected GRF spending reductions and subsequent executive and legislative action (a combination of tax revisions and additional spending reductions). The June 30, 1993 ending GRF fund balance was approximately $111 million, of which, as a first step to BSF replenishment, $21 million was deposited in the BSF.

    None of the spending reductions were applied to appropriations needed for debt service on or lease rentals relating to any State obligations.

    The 1994-95 biennium presented a more affirmative financial picture. Based on June 30, 1994 balances, an additional $260 million was deposited in the BSF. The biennium ended June 30, 1995 with a GRF ending fund balance of $928 million, of which $535.2 million has been transferred into the BSF (which had a November 21, 1995 balance of over $828 million).

    The GRF appropriations act for the 1995-96 biennium was passed on June 28, 1995 and promptly signed (after selective vetoes) by the Governor. All necessary GRF appropriations for State debt service and lease rental payments then projected for the biennium were included in that act. In accordance with the appropriations act, the significant June 30, 1995 GRF fund balance, after leaving in the GRF an unreserved and undesignated balance of $70 million has been transferred to the BSF and other funds including school assistance funds and, in anticipation of possible federal program changes, a human services stabilization fund.

    The State's incurrence or assumption of debt without a vote of the people is, with limited exceptions, prohibited by current State constitutional provisions. The State may incur debt, limited in amount to $750,000, to cover casual deficits or failures in revenues or to meet expenses not otherwise provided for. The Constitution expressly precludes the State from assuming the debts of any local government or corporation. An exception is made in both cases for any debt incurred to repel invasion, suppress insurrection, or defend the State in war.

    By 14 constitutional amendments, the last adopted in 1995, Ohio voters have authorized the incurrence of State debt and the pledge of taxes or excises to its payment. At December 2, 1995, $778 million (excluding certain highway bonds payable primarily from highway use charges) of this debt will be outstanding. The only such State debt at that date still authorized to be incurred were portions of the highway bonds, and the following: (a) up to $100 million of obligations for coal research and development may be outstanding at any one time ($45.3 million outstanding); (b) $360 million of obligations previously authorized for local infrastructure improvements, no more than $120 million of which may to be issued in any calendar year ($685.4 million outstanding); and
(c) up to $200 million in general obligation bonds for parks, recreation and natural resource purposes which may be outstanding at any one time ($47.2 million outstanding, with no more than $50 million to be issued in any one year).

    The electors approved in November 1995 a constitutional amendment that extends the local infrastructure bond program (authorizing an additional $1.2 billion of State full faith and credit ogligations to be issued over 10 years for the purpose) and authorizes additional highway bonds (expected to be payable primarily from highway use receipts). The latter supersedes the prior $500 million highway obligaton authorization, and authorizes not more than $1.2 billion to be outstanding at any time and not more than $220 million to be issued in a fiscal year.

    Common resolutions are pending in both houses of the General Assembly that would submit a constitutional amendment relating to certain other aspects of State debt. The proposal would authorize, among other things, the issuance of State general obligation debt for a variety of purposes with debt service on all State general obligation debt and GRF-supported obligations not to exceed 5% of the preceding fiscal year's GRF expenditures.

    The Constitution also authorizes the issuance of State obligations for certain purposes, the owners of which do not have the right to have excises or taxes levied to pay debt service. Those special obligations include obligations issued by the Ohio Public Facilities Commission and the Ohio Building Authority, and certain obligations issued by the State Treasurer, over $4.5 billion of will be outstanding awaiting delivery at December 2, 1995.

    A 1990 constitutional amendment authorizes greater State and political subdivision participation (including financing) in the provision of housing. The General Assembly may for that purpose authorize the issuance of State obligations secured by a pledge of all or such portion as it authorizes of State revenues or receipts, (but not by a pledge of the State's full faith and credit).

    A 1994 constitutional amendment pledges the full faith and credit and taxing power of the State to meeting certain guarantees under the State's tuition credit program which provides for the purchase of tuition credits, for the benefit of State residents, guaranteed to cover a specified amount when applied to the cost of higher education tuition. (1965 constitutional provision that authorized student loan guarantees payable from available State moneys has never been implemented, apart from a "guarantee fund" approach funded essentially from program revenues.)

    The House has adopted a resolution that would submit to the electors a constitutional amendment prohibiting the General Assembly from imposing a new tax or increasing an existing tax unless aproved by a three-fifths vote of each house or by a majority vote of the electors. It cannot be predicted whether required Senate concurrence to submission will be received.

    State and local agencies issue obligations that are payable from revenues from or relating to certain facilities (but not from taxes). By judicial interpretation, these obligations are not "debt" within constitutional provisions. In general, payment obligations under lease-purchase agreements of Ohio public agencies (in which certificates of participation may be issued) are limited in duration to the agency's fiscal period, and are renewable only upon appropriations being made available for the subsequent fiscal period.

    Local school districts in Ohio receive a major portion (state-wide aggregate in the range of 44% in recent years) of their operating moneys from State subsidies, but are dependent on local property taxes, and in 120 districts from voter-authorized income taxes, for significant portions of their budgets. Litigation, similar to that in other states, is pending questioning the constitutionality of Ohio's system of school funding. The trial court concluded that aspects of the system (including basic operating assistance) are unconstitutional, and ordered the State to provide for and fund a system complying with the Ohio Constitution. The State appealed and a court of appeals reversed the trial court's findings for plaintiff districts. The plaintiff coalition has filed an appeal of the court of appeals decision to the Ohio Supreme Court. A small number of the State's 612 local school districts have in any year required special assistance to avoid year-end deficits. A current program provides for school district cash need borrowing directly from commercial lenders, with diversion of State subsidy distributions to repayment if needed. Recent borrowings under this program totalled $94.5 million for 27 districts (including $75 million for one) in FY 1993, $41.1 million for 28 districts in FY 1994, and $71.1 million for 29 districts in FY 1995.

    Ohio's 943 incorporated cities and villages rely primarily on property and municipal income taxes for their operations. With other subdivisions, they also receive local government support and property tax relief moneys distributed by the State. For those few municipalities that on occasion have faced significant financial problems, there are statutory procedures for a joint State/local commission to monitor the municipality's fiscal affairs and for development of a financial plan to eliminate deficits and cure any defaults. Since inception in 1979, these procedures have been applied to 23 cities and villages; for 18 of them the fiscal situation was resolved and the procedures terminated.

    At present the State itself does not levy ad valorem taxes on real or tangible personal property. Those taxes are levied by political subdivisions and other local taxing districts. The Constitution has since 1934 limited to 1% of true value in money the amount of the aggregate levy (including a levy for unvoted general obligations) of property taxes by all overlapping subdivisions, without a vote of the electors or a municipal charter provision, and statutes limit the amount of the aggregate levy to 10 mills per $1 of assessed valuation (commonly referred to as the "ten-mill limitation"). Voted general obligations of subdivisions are payable from property taxes that are unlimited as to amount or rate.

OHIO TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 1996 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The tables incorporate increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the highest state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The table does not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 40.1 $    0-117.95      19.5   %     5.59    5.90    6.21    6.52    6.83    7.14    7.45    7.76
    40.1- 96.9      0-117.95      32.5         6.67    7.04    7.41    7.78    8.15    8.52    8.89    9.26
               117.95-176.95      33.0         6.72    7.09    7.46    7.84    8.21    8.58    8.96    9.33
    96.9-147.7      0-117.95      36.0         7.03    7.42    7.81    8.20    8.59    8.98    9.38    9.77
               117.95-176.95      36.5         7.09    7.48    7.87    8.27    8.66    9.06    9.45    9.84
               176.95-299.45      39.0         7.38    7.79    8.20    8.61    9.02    9.43    9.84   10.25
  147.7-263.75 117.95-176.95      42.0         7.76    8.19    8.62    9.05    9.48    9.91   10.34   10.78
               176.95-299.45      44.5         8.11    8.56    9.01    9.46    9.91   10.36   10.81   11.26
                 Over 299.45      42.0   2     7.76    8.19    8.62    9.05    9.48    9.91   10.34   10.78
   Over 263.75 176.95-299.45      48.0         8.65    9.13    9.62   10.10   10.58   11.06   11.54   12.02
                 Over 299.45      45.0   3     8.18    8.64    9.09    9.55   10.00   10.45   10.91   11.36

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $    0- 24.00 $    0-117.95      19.0   %     5.56    5.86    6.17    6.48    6.79    7.10    7.41    7.72
  24.00- 58.15      0-117.95      31.5         6.57    6.93    7.30    7.66    8.03    8.39    8.76    9.12
  58.15-121.30      0-117.95      36.0         7.03    7.42    7.81    8.20    8.59    8.98    9.38    9.77
               117.95-240.45      37.0         7.14    7.54    7.94    8.33    8.73    9.13    9.52    9.92
 121.30-263.75 117.95-240.45      42.5         7.83    8.26    8.70    9.13    9.57   10.00   10.43   10.87
                 Over 240.45      42.0   2     7.76    8.19    8.62    9.05    9.48    9.91   10.34   10.78
   Over 263.75   Over 240.45      45.0   3     8.18    8.64    9.09    9.55   10.00   10.45   10.91   11.36

------------------

      1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined tax rate to approximately 48.22 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 45.23 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. The table does not reflect the Ohio joint filing credit, which has the effect of reducing the state tax rates by 5% to 20% of such rates for certain married taxpayers filing a joint return. The amount of this credit cannot exceed $650.00.

      2 Marginal combined tax rate reverts to 40.8% after the 80% cap on the limitation on itemized deductions has been met.

      3 Marginal combined tax rate reverts to 44.13% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX F
                            PENNSYLVANIA DISCLOSURE

ECONOMIC FACTORS--PENNSYLVANIA

    RISK FACTORS--Prospective investors should consider the financial difficulties and pressures which the Commonwealth of Pennsylvania and certain of its municipal subdivisions have undergone. Both the Commonwealth and the City of Philadelphia have historically experienced significant revenue shortfalls. There can be no assurance that the Commonwealth will not experience further declines in economic conditions or that portions of the municipal obligations purchased by the Fund will not be affected by such declines. Without intending to be complete, the following briefly summarizes some of these difficulties and the current financial situation, as well as some of the complex factors affecting the financial situation in the Commonwealth. It is derived from sources that are generally available to investors and is based in part on information obtained from various agencies in the Commonwealth. No independent verification has been made of the following information.

    STATE ECONOMY--Pennsylvania has been historically identified as a heavy industry state although that reputation has changed recently as the industrial composition of the Commonwealth diversified when the coal, steel and railroad industries began to decline. The major new sources of growth in the Commonwealth are in the service sector, including trade, medical and the health services, education and financial institutions. The Commonwealth's agricultural industries are also an important component of its economic structure, accounting for more than $3.6 billion in crop and livestock products annually while agribusiness and food related industries support $39 billion in economic activity annually.

    Employment within the Commonwealth increased steadily from 1984 to 1990. From 1991 to 1994, employment in the Commonwealth declined 1.2 percent. The growth in employment experienced in the Commonwealth during such periods is comparable to the growth in employment in the Middle Atlantic region of the United States. Non-manufacturing employment in the Commonwealth has increased steadily since 1980 to its 1994 level of 82.0 percent of total Commonwealth employment. Manufacturing, which contributed 18.0 percent of 1994 non-agricultural employment, has fallen behind both the services sector and the trade sector as the largest single source of employment within the Commonwealth. In 1994, the services sector accounted for 29.9 percent of all non-agricultural employment in the Commonwealth while the trade sector accounted for 22.9 percent.

    The Commonwealth recently experienced a slowdown in its economy. Moreover, economic strengths and weaknesses vary in different parts of the Commonwealth. In general, heavy industry and manufacturing have been facing increasing competition from foreign producers. During 1995, the annual average unemployment rate in the Commonwealth was 5.9 percent compared to 5.6 percent for the United States. For December 1995 the unadjusted unemployment rate was 5.7 percent in the Commonwealth and 5.2 percent in the United States, while the seasonally adjusted unemployment rate for the Commonwealth was 6.3 percent and for the United States was 5.6 percent.

    STATE BUDGET--The Commonwealth operates under an annual budget that is formulated and submitted for legislative approval by the Governor each February. The Pennsylvania Constitution requires that the Governor's budget proposal consist of three parts: (i) a balanced operating budget setting forth proposed expenditures and estimated revenues from all sources and, if estimated revenues and available surplus are less than proposed expenditures, recommending specific additional sources of revenue sufficient to pay the deficiency; (ii) a capital budget setting forth proposed expenditures to be financed from the proceeds of obligations of the Commonwealth or its agencies or from operating funds; and
(iii) a financial plan for not less than the succeeding five fiscal years, that includes for each year projected operating expenditures and estimated revenues and projected expenditures for capital projects. The General Assembly may add, change or delete any items in the budget prepared by the Governor, but the Governor retains veto power over the individual appropriations passed by the legislature. The Commonwealth's fiscal year begins on July 1 and ends on June 30.

    All funds received by the Commonwealth are subject to appropriation in specific amounts by the General Assembly or by executive authorization by the Governor. Total appropriations enacted by the General Assembly may not exceed the ensuing year's estimated revenues, plus (less) the unappropriated fund balance (deficit) of the preceding year, except for constitutionally authorized debt service payments. Appropriations from the principal operating funds of the Commonwealth (the General Fund, the Motor License Fund and the State Lottery
Fund) are generally made for one fiscal year and are returned to the unappropriated surplus of the fund if not spent or encumbered by the end of the fiscal year. The Constitution specifies that a surplus of operating funds at the end of a fiscal year must be appropriated for the ensuing year.

    Pennsylvania uses the "fund" method of accounting. For purposes of government accounting, a "fund" is an independent fiscal and accounting entity with a self-balancing set of accounts, recording cash and/or other resources together with all related liabilities and equities that are segregated for the purpose of carrying on specific activities or attaining certain objectives in accordance with the fund's special regulations, restrictions or limitations. In the Commonwealth, funds are established by legislative enactment or in certain cases by administrative action. Over 150 funds have been established for the purpose of recording the receipts and disbursement of moneys received by the Commonwealth. Annual budgets are adopted each fiscal year for the principal operating funds of the Commonwealth and several other special revenue funds. Expenditures and encumbrances against these funds may only be made pursuant to appropriation measures enacted by the General Assembly and approved by the Governor. The General Fund, the Commonwealth's largest fund, receives all tax revenues, non-tax revenues and federal grants and entitlements that are not specified by law to be deposited elsewhere. The majority of the Commonwealth's operating and administrative expenses are payable from the General Fund. Debt service on all bond indebtedness of the Commonwealth, except that issued for highway purposes or for the benefit of other special revenue funds, is payable from the General Fund.

    Financial information for the principal operating funds of the Commonwealth are maintained on a budgetary basis of accounting, which is used for the purpose of ensuring compliance with the enacted operating budget. Since 1984, the Commonwealth has also prepared annual financial statements in accordance with generally accepted accounting principles ("GAAP"). Budgetary basis financial reports are based on a modified cash basis of accounting as opposed to a modified accrual basis of accounting prescribed by GAAP. The budgetary basis financial information is adjusted at fiscal year-end to reflect appropriate accruals for financial reporting in conformity with GAAP.

    RECENT FINANCIAL CONDITIONS--From fiscal 1984, when the Commonwealth first prepared its financial statements on a GAAP basis, through fiscal 1989, the Commonwealth reported a positive unreserved-undesignated fund balance for its governmental fund types at each fiscal year end. Slowing economic growth during 1990, leading to a national economic recession beginning in fiscal 1991, reduced revenue growth and increased costs of certain governmental programs and contributed to negative unreserved-undesignated fund balances at the end of the 1990 and 1991 fiscal years. The negative unreserved-undesignated fund balance was due largely to operating deficits in the General Fund and the State Lottery Fund during those fiscal years. Actions taken during fiscal 1992 to bring the General Fund budget back into balance, including tax increases and expenditure restraints, resulted in a $1.1 billion reduction to the unreserved-undesignated fund deficit for combined governmental fund types and a return to a positive fund balance. Financial performance continued to improve during the 1993 and 1994 fiscal years. The fund balance for the governmental fund types increased from $1,692.8 million on June 30, 1993, as restated, to $1,982.0 million on June 30, 1994, an increase of $289.2 million. An unreserved-undesignated fund balance of $334.7 million was recorded for fiscal 1994 year end.

    FISCAL 1991 FINANCIAL RESULTS--The Commonwealth experienced a $453.6 million General Fund deficit as of the end of its 1991 fiscal year. The deficit reflected higher than budgeted expenditures, below-estimate economic activity and growth rates of economic indicators and total tax revenue shortfalls below those assumed in the enacted budget.

    Rising demands on state programs caused by the economic recession, particularly for medical assistance and cash assistance programs, and the increased costs of special education programs and correction facilities and programs, contributed to increased expenditures in fiscal 1991, while tax revenues for the 1991 fiscal year were severely affected by the economic recession. Total corporation tax receipts and sales and use tax receipts during fiscal 1991 were, respectively, 7.3 percent and 0.9 percent below amounts collected during fiscal 1990. Personal income tax receipts also were affected by the recession but not to the extent of the other major General Fund taxes, increasing only 2.0 percent over fiscal 1990 collections.

    A   number  of  actions  were  taken  throughout  the  fiscal  year  by  the
Commonwealth to mitigate the effects of the recession on budget revenues and expenditures. The Commonwealth initiated a number of cost-saving measures, including the firing of 2,000 state employees, deferral of paychecks and reduction of funds to state universities, which resulted in approximately $871 million cost savings.

    FISCAL 1992 FINANCIAL RESULTS--Actions taken during fiscal 1992 to bring the General Fund budget back into balance, including tax increases and expenditure restraints resulted in a $1.1 billion reduction for the unreserved-undesignated fund deficit for combined governmental fund types and a return to a positive fund balance. Total General Fund revenues for fiscal 1992 were $14,516.8 million, which is approximately 22 percent higher than fiscal 1991 revenues of $11,877.3 million due in large part to tax increases. The increased revenues funded substantial increases in education, social services and corrections programs. As a result of the tax increases and certain appropriation lapses, fiscal 1992 ended with an $8.8 million surplus after having started the year with an unappropriated General Fund balance deficit of $453.6 million.

    FISCAL 1993 FINANCIAL RESULTS--Fiscal 1993 closed with revenues higher than anticipated and expenditures approximately as projected, resulting in an ending unappropriated balance surplus of $242.3 million. A deduction in the personal income tax rate in July 1992 and the one-time receipt of revenues from retroactive corporate tax increases in fiscal 1992 were responsible, in part, for the low growth in fiscal 1993.

    FISCAL 1994 FINANCIAL RESULTS--Commonwealth revenues during the 1994 fiscal year totaled $15,210.7 million, $38.6 million above the fiscal year estimate, and 3.9 percent over commonwealth revenues during the 1993 fiscal year. The sales tax was an important contributor to the higher than estimated revenues. The strength of collections from the sales tax offset the lower than budgeted performance of the personal income tax that ended the 1994 fiscal year $74.4 million below estimate. The shortfall in the personal income tax was largely due to shortfalls in income not subject to withholding such as interest, dividends and other income. Expenditures, excluding pooled financing expenditures and net of all fiscal 1994 appropriation lapses, totaled $14,934.4 million representing a 7.2 percent increase over fiscal 1993 expenditures. Medical assistance and prisons spending contributed to the rate of spending growth for the 1994 fiscal year. The Commonwealth maintained an operating balance on a budgetary basis for fiscal 1994 producing a fiscal year ending unappropriated surplus of $335.8 million.

    FISCAL 1995 FINANCIAL RESULTS--Commonwealth revenues for the 1995 fiscal year were above estimate and exceeded fiscal year expenditures and encumbrances. Fiscal 1995 was the fourth consecutive fiscal year the Commonwealth reported an increase in the fiscal year-end unappropriated balance. Prior to reserves for transfer to the Tax Stabilization Reserve Fund, the fiscal 1995 closing unappropriated surplus was $540.0 million, an increase of $204.2 million over the fiscal 1994 closing unappropriated surplus prior to transfers.

    Commonwealth revenues during the 1995 fiscal year were $459.4 million, 2.9 percent, above the estimate of revenues used at the time the 1995 fiscal year budget was enacted. Corporation taxes contributed $329.4 million of the additional receipts largely due to higher receipts from the corporate net income tax. Fiscal 1995 revenues from the corporate net income tax were 22.6 percent over collections in fiscal 1994 and include the effects of the reduction of the tax rate from 12.25 percent to 11.99 percent that became effective with tax years beginning on and after January 1, 1994. The sales and use tax and miscellaneous revenues also showed strong year-over-year growth that produced above-estimate revenue collections. Sales and use tax revenues were $5,526.9 million, $128.8 million above the enacted budget estimate and 7.9 percent over fiscal 1994 collections. Tax receipts from both motor vehicle and non-motor vehicle sales contributed to the higher collections. Miscellaneous revenue collections for fiscal 1995 were $183.5 million, $44.9 million above estimate and were largely due to additional investment earnings, escheat revenues and other miscellaneous revenues.

    FISCAL 1996 BUDGET--On June 30, 1995, the Governor signed a $16.2 billion general fund budget, an increase of approximately 2.7 percent over the total appropriations from Commonwealth revenues in the fiscal 1995 budget. The appropriations increase for fiscal 1996 is one of the lowest rates in recent years. Areas receiving the largest budgetary increases are medical assistance and basic education. In addition, the budget accelerated corporate net income tax rate reductions, eliminated the inheritance tax paid by a surviving spouse on jointly owned property, and made other business tax reductions.

    DEBT LIMITS AND OUTSTANDING DEBT--The Pennsylvania Constitution permits the issuance of the following types of debt: (i) debt to suppress insurrection or rehabilitate areas affected by disaster; (ii) electorate approved debt; (iii) debt for capital projects subject to an aggregate outstanding debt limit of 1.75 times the annual average tax revenues of the preceding five fiscal years; and
(iv) tax anticipation notes payable in the fiscal year of issuance.

    Under the Pennsylvania Fiscal Code, the Auditor General is required to certify to the Governor and the General Assembly certain information regarding the Commonwealth's indebtedness. According to the August 31, 1995 Auditor General certificate, the average annual tax revenues deposited in all funds in the five fiscal years ended June 30, 1994 was approximately $17.7 billion, and therefore, the net debt limitation for the 1995 fiscal year is $30.9 billion. Outstanding net debt totaled $3.9 billion at June 30, 1994, approximately equal to the net debt at June 30, 1993. At August 31, 1995, the amount of debt authorized by law to be issued, but not yet incurred, was $16.5 billion.

    Outstanding general obligation debt totaled $5,045.4 million at June 30, 1995, a decrease of $30.4 million from June 30, 1994. Over the ten-year period ending June 30, 1995, total outstanding general obligation debt increased at an annual rate of 1.1 percent, within the most recent five-year period, outstanding general obligation debt has grown at an annual rate of 1.7 percent.

    DEBT RATINGS--All outstanding general obligation bonds of the Commonwealth are rated AA- by S&P and A1 by Moody's.

    CITY OF PHILADELPHIA--The City of Philadelphia (the "City" or "Philadelphia") is the largest city in the Commonwealth, with an estimated population of 1,585,577 according to the 1990 Census. Philadelphia experienced a series of general fund deficits for fiscal years 1988 through 1992 which have culminated in serious financial difficulties for the City. In its 1992 Comprehensive Annual Financial Report, Philadelphia reported a cumulative general fund deficit of $71.4 million for fiscal year 1992.

    In June 1991, the Pennsylvania legislature established the Pennsylvania Intergovernmental Cooperation Authority ("PICA"), a five-member board to assist Philadelphia in remedying fiscal emergencies. PICA is designed to provide assistance through the issuance of funding debt and to make factual findings and recommendations to Philadelphia concerning its budgetary and fiscal affairs. The legislation empowers PICA to issue notes and bonds on behalf of Philadelphia, and also authorizes Philadelphia to levy a one-percent sales tax the proceeds of which would be used to pay off the bonds. In return for PICA's fiscal assistance, Philadelphia is required, among other things, to establish a five-year financial plans that include balanced annual budgets. Under the legislation, if Philadelphia does not comply with such requirements, PICA may withhold bond revenues and certain state funding. At this time, the City is operating under a five-year fiscal plan approved by PICA on April 17, 1995. Technical modifications were made to that plan as of July 12, 1995 and the revised plan, incorporating such technical modifications, was approved by PICA on July 18, 1995.

    As of November 15, 1995, PICA has issued approximately $1,418.7 million of its Special Tax Revenue Bonds.

    No further PICA bonds are to be issued by PICA for the purpose of financing a capital project or deficit as the authority for such bond sales expired on December 31, 1994. PICA's authority to issue debt for the purpose of financing a cash flow deficit expires on December 31, 1996. Its ability to refund existing outstanding debt is unrestricted.

    In January 1993, Philadelphia anticipated a cumulative general fund budget deficit of $57 million for the 1993 fiscal year. In response to the anticipated deficit, the Mayor unveiled a financial plan eliminating the budget deficit for the 1993 budget year through significant service cuts that included a plan to privatize certain city provided services. Due to an upsurge in tax receipts, cost-cutting and additional PICA borrowings, Philadelphia completed the 1993 fiscal year with a balanced general fund budget. The audit findings for fiscal 1993 show a cumulative general fund surplus of approximately $3 million for the fiscal year ended June 30, 1993.

    In January 1994, the Mayor proposed a $2.3 billion city general fund budget that included no tax increases, no significant service cuts and a series of modest health and welfare program increases. At that time, the Mayor also unveiled a $2.2 billion program (the "Philadelphia Economic Stimulus Program") designed to stimulate Philadelphia's economy and stop the loss of 1,000 jobs a month. In its 1994 Comprehensive Annual Financial Report, Philadelphia reported a cumulative general fund surplus of approximately $15.4 million for the fiscal year ended June 30, 1994, up from approximately $3 million as of June 30, 1993. Philadelphia's preliminary unaudited General Fund financial statements at June 30, 1995 project a surplus approximating $59.6 million.

    The Standard & Poor's Corporation rating on Philadelphia general obligation bonds is "B-." Moody's rating is currently "Baa."

    LITIGATION--The Commonwealth is a party to numerous lawsuits in which an adverse final decision could materially affect the Commonwealth's governmental operations and consequently its ability to pay debt service on its obligations. The Commonwealth also faces tort claims made possible by the limited waiver of sovereign immunity effected by Act 152, approved September 28, 1978, as amended.

PENNSYLVANIA TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 1996 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The tables incorporate increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The table does not reflect any local taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS      STATE* AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%   6.50%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 40.1 $    0-117.95      17.5   %     5.76    6.06    6.36    6.67    6.97    7.27    7.58    7.88
    40.1- 96.9      0-117.95      30.0         6.79    7.14    7.50    7.86    8.21    8.57    8.93    9.29
               117.95-176.95      31.0         6.88    7.25    7.61    7.97    8.33    8.70    9.06    9.42
    96.9-147.7      0-117.95      33.0         7.09    7.46    7.84    8.21    8.58    8.96    9.33    9.70
               117.95-176.95      34.0         7.20    7.58    7.95    8.33    8.71    9.09    9.47    9.85
               176.95-299.45      36.5         7.48    7.87    8.27    8.66    9.06    9.45    9.84   10.24
  147.7-263.75 117.95-176.95      39.0         7.79    8.20    8.61    9.02    9.43    9.84   10.25   10.66
               176.95-299.45      41.5         8.12    8.55    8.97    9.40    9.83   10.26   10.68   11.11
                 Over 299.45      39.0   2     7.79    8.20    8.61    9.02    9.43    9.84   10.25   10.66
   Over 263.75 176.95-299.45      45.5         8.72    9.17    9.63   10.09   10.55   11.01   11.47   11.93
                 Over 299.45      42.5   3     8.26    8.70    9.13    9.57   10.00   10.43   10.87   11.30

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS      STATE* AND                    TAX-FREE ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%   6.50%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $    0- 24.00 $    0-117.95      17.5         5.76    6.06    6.36    6.67    6.97    7.27    7.58    7.88
  24.00- 58.15      0-117.95      30.0         6.79    7.14    7.50    7.86    8.21    8.57    8.93    9.29
  58.15-121.30      0-117.95      33.0         7.09    7.46    7.84    8.21    8.58    8.96    9.33    9.70
               117.95-240.45      34.5         7.25    7.63    8.02    8.40    8.78    9.16    9.54    9.92
 121.30-263.75 117.95-240.45      39.5         7.85    8.26    8.68    9.09    9.50    9.92   10.33   10.74
                 Over 240.45      39.0   2     7.79    8.20    8.61    9.02    9.43    9.84   10.25   10.66
   Over 263.75   Over 240.45      42.5   3     8.26    8.70    9.13    9.57   10.00   10.43   10.87   11.30

------------------

      1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined tax rate to approximately 45.59 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 42.45 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

      2 Marginal combined tax rate reverts to 37.79% after the 80% cap on the limitation on itemized deductions has been met.

      3 Marginal combined tax rate reverts to 41.29% after the 80% cap on the limitation on itemized deductions has been met.

Statement of differences between electronic filing and printed document.
   Pursuant to Rule 499(c) (7) under the Securities Act of 1933 and Rule 20-11 under the Investment Company Act of 1940, Registrant hereby identifies those differences in the foregoing document between the electronic format in which it is filed and the printed form in which it will be circulated:
   (1) The printed and distributed prospectus may be paged differently because the printed document may contain a different amount of information on each page from that contained in the electronic transmission.
   (2) On the cover page, in the index and on the last page of the printed document, solid vertical bars will appear.
   (3) In the printed document, footnote symbols may include a "dagger" or multiple "dagger". The "dagger" symbol is represented as # in the electronic document.
   (4) The printed and distributed prospectus will not contain the preliminary prospectus legend included at the beginning of the first prospectus page.

                       CONTENTS OF REGISTRATION STATEMENT

A.  BONDING ARRANGEMENTS OF DEPOSITOR:

    The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

    INSURER/POLICY NO.                                     AMOUNT

    United Pacific Insurance Co.                           $10,000,000
    Reliance Insurance Company
    B 74 92 20

    Aetna Casualty and Surety                              $10,000,000
    08 F10618BCA

    St. Paul Insurance Co.                                 $ 6,000,000
    400 HC 1051

B. This amendment of Registration Statement comprises the following papers and documents:

              The facing sheet

              The cross-reference sheet

              The Prospectus

              The signatures

              Consents of Independent Public
              Accountants and Counsel as indicated

              Exhibits as listed on page S-5

C.  Explanatory Note:

          This Amendment No. 1 to the Registration Statement contains multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement. Each prospectus will be identical will the exception of the respective Part A which will contain the financial information specific to such underlying unit investment trust.

D.  Undertakings:

          1. With the exception of the information included in the state specific appendices to the Information Supplement, which will vary depending upon the make-up of a Fund or updated to reflect current events, any amendment to a Fund's Information Supplement will be subject to the review of the staff of the Securities and Exchange Commission prior to distribution; and

          2. The Information Supplement to the Trust will not include third party financial information.

                                   SIGNATURES

    The Registrant, Nuveen Tax-Free Unit Trust, Series 853 hereby identifies Series 401, 507, 512, 515, 517, 519, 723, 814 and 823 of the Nuveen
Tax-Exempt Unit Trust (the former name of the Nuveen Tax-Free Unit Trust) for purposes of the representations required by Rule 487 and represents the following:

    (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3) that it has complied with Rule 460 under the Securities Act of 1933.

    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Tax-Free Unit Trust, Series 853 has duly caused this Amendment of Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on 03/22/96.


                                NUVEEN TAX-FREE UNIT TRUST, SERIES 853
                                (Registrant)

                                By JOHN NUVEEN & CO. INCORPORATED
                                (Depositor)



                                By: Anna R. Kucinskis
                                    _________________________________
                                    Vice President



                           Attest:  Gifford R. Zimmerman
                                    __________________________________
                                    Assistant Secretary

    Pursuant to the requirements of the Securities Act of 1933, this Amendment of Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


    SIGNATURE                     TITLE*                       DATE

Richard J. Franke       Chairman, Board of Directors  )
                        Chief Executive Officer and   )
                        Director                      )
                                                      )
Donald E. Sveen         President, Chief Operating    )
                        Officer and Director          )
                                                      )

Anthony T. Dean         Executive Vice President      ) Larry Woods Martin
                        and Director                  ) Attorney-In-Fact**
                                                      )
Timothy T. Schwertfeger Executive Vice President      )
                        and Director                  )

John P. Amboian         Chief Financial Officer and   )
                        Executive Vice President      )

O. Walter Renfftlen     Vice President and Controller )
                        (Principal Accounting Officer))
                                                      )
                                                      )03/22/96
___________________

*The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

**The powers of attorney were filed on Form SE for Messrs. Franke, Sveen, Renfftlen, Dean and Schwertfeger with the Amendment to the Registration Statement on Form S-6 of Nuveen Tax-Free Unit Trust,
Series 671 (File No. 33-49175). The Power of Attorney for Messr. Amboian was filed with the Amendment to the Registration statement on Form S-6 of Nuveen Tax-Free Unit Trust, Series 823 (File No. 33-62325).

853

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

    The consent of Arthur Andersen LLP to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit
4.4 to the Registratin Statement.

                        CONSENT OF CHAPMAN AND CUTLER

    The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                            CONSENT OF STATE COUNSEL

    The consents of special counsel to the Fund for state tax matters to the use of their names in the Prospectus included in the Registration Statement are contained in their opinions filed by this amendment as Exhibit 3.3 to the Registration Statement.

                          CONSENT OF STANDARD & POOR'S,
                     A DIVISION OF THE MCGRAW-HILL COMPANIES

    The consent of Standard & Poor's, a Division of The McGraw-Hill
Companies, to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                   CONSENT OF KENNY S&P EVALUATION SERVICES

    The consent of Kenny S&P Evaluation Services to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.2 to the Registration Statement.

                      CONSENT OF CARTER, LEDYARD & MILBURN

    The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.3 to the Registration Statement.

                                LIST OF EXHIBITS


1.1 (a) Copy of Standard Terms and Conditions of Trust between John Nuveen & Co. Incorporated, Depositor, and The Chase Manhattan Bank (National Association), Trustee (as Exibit 1.1 (a) to the Sponsor's Registration Statement on Form S-6 relating to Series 823 of the Fund (file No. 33-62325) and incorporated herein by reference).

1.1 (b)  Trust Indenture and Agreement.

2.1 Copy of Certificate of Ownership (Included in Exhibit 1.1(a) on pages 2 to 8, inclusive, and incorporated herein by reference).

3.1      Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinions of special state counsel to the Fund for state tax matters as to income tax status to residents of the respective states of the units of the respective trusts and consents to the use of their names in the Prospectus.

4.1      Consent of Standard & Poor's, a Division of The McGraw-Hill Companies.

4.2      Consent of Kenny S&P Evaluation Services.

4.3      Consent of Carter, Ledyard & Milburn.

4.4      Consent of Arthur Andersen LLP

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Form S-6 [File No. 33-62325] filed on September 7, 1995 on behalf of Nuveen Tax-Free Unit Trust, Series 823).